

Everything is different
where we come from.

Even bankers.

Annual Report



Original Founders 1979

We're a bank founded by business people who refused to put up with banking as usual.

And we're still managed that way today.

In keeping with the independent, entrepreneurial spirit that sets the Northwest apart, Venture chose to take banking down a different path. It's a place where talented, dedicated people provide the kind of solutions that customers need to succeed in business or life. And everything happens not by chance, but by a long-term plan. Which helps explain why, at a time when the banking industry is struggling, Venture Bank continues to thrive.

In planning for years, our new Administrative Center in DuPont will play a big role in our future. With it, we've now brought all of our administrative staff together, energizing everyone to take the next steps in our growth. It's also home to our newest financial center.


venture

We helped hundreds buy their dream home, helping them find the best possible mortgage solution for their needs. One that they can live with for years to come.



Our flagship financial center in Lacey was given a complete makeover inside and out, so that we can meet our customers' growing needs in booming Thurston County.




1

,200,000,000

With over a billion dollars in assets, Venture now is ranked as the tenth largest commercial bank in the state of Washington.



We're investing in new technologies and products that can benefit us and our customers. Such as software which dramatically simplifies applying for a mortgage online.



We're always seeking ways to make us more valuable to business customers looking for a competitive edge. Like Venture Express Deposit, which lets them make deposits right from their desk, not spend unproductive time driving to the bank.



We continue to enjoy staff retention that defies industry averages—attracting people who bring enthusiasm to their jobs, wisdom to our strategic thinking, and high quality of service to our customers.

(Dollars in thousands, except per share amounts)

For the Year	2007	2006	2005	2004	2003
Net Income	$ 11,759	$ 11,069	$ 9,028	$ 11,777 [$8.227][1]	$ 9,056 [$7,664][2]
Return on average equity	13.58%	14.05%	14.87%	22.99%	19.55%
Return on average assets	1.09%	1.25%	1.46%	2.23%	1.88%
Fully diluted earnings per share	$1.61	$1.52	$ 1.30	$ 1.77 [$1.22][1]	$ 1.32 [$1.11][2]
Book value per share	$12.29	$11.83	$ 10.55	$ 8.86	$ 7.52
At December 31					
Assets	$ 1,183,243	$ 978,108	$ 752,793	$ 556,216	$ 513,900
Deposits	$ 837,124	$ 771,250	$ 514,028	$ 326,721	$ 382,223
Net Loans [3]	$ 772,142	$ 707,178	$ 593,901	$ 425,452	$ 360,042
Shareholders' Equity	$ 88,757	$ 85,232	$ 76,154	$ 57,840	$ 48,673
Shares Outstanding [4]	7,221,787	7,186,349	7,218,152	6,527,507	6,474,244

[1] Excludes one-time gain on sale of Financial Centers in 2004.
[2] Excludes large gain on foreclosed property in 2003.
[3] Net of reserve for credit losses; includes loans held for sale.
[4] Restated for 3-for-2 stock split declared 5/16/04.



$1200-
$1000-
$800-
$600-
$400-
$200-
0
Millions



$12.0-
$10.0-
$8.0-
$6.0-
$4.0-
$2.0-
0
Millions

A- Large gain on foreclosed property in 2003.
B- One-time gain on sale of Financial Centers in 2004



A Message From the Chairman and the President

Dear Shareholder

We are very pleased to again report record core earnings for Venture Financial Group. We are proud of our financial results, our accomplishments, and we're proud of the team that achieved them.

Our net income grew to $11.7 million in 2007, a six percent increase over 2006. Earnings per share also climbed six percent to $1.61 from $1.52 in 2006. During the year our assets crossed the billion dollar threshold, ending the year at $1.2 billion, a 21% increase. In fact, we've been growing at a compounded annual rate of over 20 percent for the past six years.

The kind of year-over-year growth that we've experienced hasn't happened by accident. For years we have followed a long range strategic plan. This year it was again time to chart our course for the future. We rewrote the plan from the ground up. We redefined what our customers need, what we can effectively deliver, and what the market is not delivering. Our disciplined execution of that plan will keep us focused on long term shareholder value.

This year it was again time to chart our course for the future.

In 2007 we continued the implementation of our strategy of growth and expansion along the Interstate 5 corridor. We completed and occupied our new administrative center in DuPont, which allowed us to bring various functions together under one roof. This enabled us to not only save the cost of leased space, but realize the benefits of our team working more closely together. We also opened new financial centers in DuPont and in the





Hawks Prairie area of Lacey – both of which are in areas that are among the most rapidly developing in the region. We're also very pleased to have hired a successful residential mortgage lending team in Pierce County, which has a long track record of providing traditional mortgage products to homeowners. Having joined us late in the year, right away they began making significant contribution to our already successful residential lending team.

During the year we had prepared for and announced our intention to take the Company public, offering additional shares to the market and listing on a public exchange. Our intent was to acquire additional capital for expansion and to improve liquidity for our shareholders. Due to the economic events that began to unfold in various parts of the country and the resulting sell-off of bank stocks by investors, we elected to postpone the offering. Both Venture Financial Group and Venture Bank remain well capitalized and we will continue to evaluate this and other available capital sources in support of our growth.

As we begin 2008, we find ourselves in a period of economic uncertainty. The decade long expansion appears to be ending as real estate prices nationally are falling, and locally they're beginning to show some signs of stress. The Federal Reserve's response has been to lower interest rates swiftly and significantly. These downward rate changes have put pressure on our net interest income. We also have noted increases in non-performing loans and in credit losses in our loan portfolio. We have taken a number of prudent steps to address these risks, including increasing our loan loss reserves at year-end 2007 to 1.43% of loans from 1.25% of loans at year-end 2006. We believe we are appropriately postured to meet these economic challenges, and we remain committed to meeting the banking needs of our communities.

While fully aware of the challenges we may face, we also remain true to our entrepreneurial roots.

We are fortunate to be operating in what many currently consider one of the strongest markets in the country – one that has historically weathered economic cycles resiliently. While fully aware of the challenges





we may face, we also remain true to our entrepreneurial roots. This year we will open a new financial center in Woodinville, a fast growing affluent area of our target market. We will continue to focus on growth along the interstate corridors and take advantage of opportunities that make sense.

We are also delighted to be partnering with a true northwest icon - the Tacoma Rainiers, a regional AAA baseball team. As sponsor of the Venture Bank Gold Club, we will have a variety of marketing opportunities, both in support of the community at large, and directly to the business community. The bank will be in front of more of our target market than ever before. We're proud to be the official bank of the Tacoma Rainiers.

Our customers are not statistics to us, they are real people with high aspirations and important concerns.

We have a very strong and dedicated team who is unwaveringly committed to the success of Venture Bank. As a bank founded by business people, our mission is to change the dynamics of the relationship between banks and people. Our customers are not statistics to us, they are real people with high aspirations and important concerns. We exist to provide them with the kind of service that helps them become more successful.

That desire, that intent, is at the heart of our brand. It's much more than something we market in our ads. It's how we go about our business every day. A reflection of who and what we really are. We will continue to do everything necessary to keep it that way. We owe it to our founders, to our employees, and more than anyone, to the people without whose support we would not exist today; you, our shareholders.



James F. Arneson
President




ture

Ken F. Parsons, Sr.
Chairman










Venture Financial Group

Venture Bank

Board & Officers

CHAIRMAN

Ken F. Parsons, Sr.

DIRECTORS

James F. Arneson
Keith W. Brewe
Lowell E. Bridges
Linda E. Buckner
Jewell C. Manspeaker
Patrick L. Martin
A. Richard Panowicz
Lawrence J. Schorno

CORPORATE OFFICERS

Ken F. Parsons, Sr.
CHAIRMAN
Chief Executive Officer

James F. Arneson
PRESIDENT

Leigh A. Baxter
SECRETARY

Sandra L. Sager, CPA
TREASURER

Corporate Office
1495 Wilmington Dr.
Post Office Box 970
DuPont, WA 98327
(253) 441-4000
1-888-373-BANK

Shareholder information
Leann J. Zembas
lzembas@venture-bank.com
(253) 441-4024
(360) 412-2127

Transfer Agent
Registrar & Transfer Company
10 Commerce Drive
Cranford, NJ 07016-3572
(800) 368-5948

Executive Management

James F. Arneson
PRESIDENT & CEO

Patricia A.Graves
EXECUTIVE VICE PRESIDENT
Retail Banking

Bruce H. Marley
EXECUTIVE VICE PRESIDENT
Chief Lending Officer

Sandra L. Sager, CPA
EXECUTIVE VICE PRESIDENT
Chief Financial Officer

Joseph Beaulieu
SENIOR VICE PRESIDENT
Marketing

Cathy Mosby
SENIOR VICE PRESIDENT
Human Resources

Venture Wealth Management

James F. Arneson
PRESIDENT & CEO

Senior Vice Presidents

Cathy Bryant
OPERATIONS MANAGER

David Cherry
MORTGAGE MANAGER

Becky Cleary
REGIONAL MANAGER RETAIL BANKING,
Pierce County

Lisa Furman
RISK MANAGEMENT OFFICER

Judith A. Johnson
REGIONAL LENDING MANAGER,
Pierce County

Mary Kendall
REGIONAL MANAGER RETAIL BANKING,
Thurston-Lewis Counties

Michael Meyer
CREDIT ADMINISTRATION

Heather Schidler
REGIONAL MANAGER RETAIL BANKING,
King County

Dennis Shade
CONSTRUCTION LENDING MANAGER

Tracy Siebert
REGIONAL LENDING MANAGER,
King County

Mark Spaulding
REGIONAL LENDING MANAGER,
Pierce County

Sharon Weinberg
REGIONAL LENDING MANAGER,
Thurston County

Board of Directors

CHAIRMAN
Ken F. Parsons, Sr.

James F. Arneson
PRESIDENT & CEO
Venture Bank,
PRESIDENT
Venture Financial Group

Keith W. Brewe
PRESIDENT & CEO
Redmond General Insurance Agency

Lowell E. Bridges
OWNER
Bridges Restaurants

Linda E. Buckner
OWNER
STRAPCO

Jewell C. Manspeaker
RETIRED PRESIDENT & CEO
Grays Harbor College

Patrick L. Martin
FORMER CHAIRMAN & CEO
Patrick's Carpet One

A. Richard Panowicz
RETIRED CHAIRMAN
TAB Northwest, Inc.
Archives Northwest

Lawrence J. Schorno
PRESIDENT
Rocky Prairie Corporation

PIERCE COUNTY LIAISON
Rina D. Morley

EATONVILLE COMMUNITY BOARD
Sandra L. Christian
Donald K. Cook
Tracy L. Fitzer
Charles K. McTee
Terry VanEaton

CHAIRMAN EMERITUS
Dr. John W. Gott

DIRECTORS EMERITUS
E.D. Bettine
E. Paul DeTray
John D. Durney
John A. Huber
Myron Kreidler
Willis G. Martin
Kenneth M. Wilcox
Lewis L. Yarbrough

DIRECTORS IN MEMORIAM
H.V. Brewington
Richard L. Clark
Joel F. Gould
John. R. Johnson, Sr.
John H. Stevens
Raymond Tubbs
Dr. Jacqueline H. Vandeman

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year ended **December 31, 2007**

[ ] TRANSITION REPORT UNDER SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the Transition period from _____ to _____

Commission File Number 0 - 24024

VENTURE FINANCIAL GROUP, INC.

(Exact name of registrant as specified in its charter)

Washington	91-1277503
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification Number)

Principal Executive Offices
1495 Wilmington Drive, P.O. Box 970, DuPont, WA 98327

Registrant's telephone number, including area code (253) 441-4000

Securities registered pursuant to Section 12(b) of the Act: NONE

Securities registered pursuant to Section 12(g) of the Act: Common Stock, no par value

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
☐ YES ☒ NO

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.
☐ YES ☒ NO

Indicate by check mark whether the registrant (1) has filed all reports required by Section 13 or 5(d) of the Securities Exchange Act of 1934 during the preceding 12 months and (2) has been subject to such filing requirements for the past 90 days.
☒ YES ☐ NO

Indicate by check mark if disclosure of delinquent filers in response to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this form 10-K [X]

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See definitions of "large accelerated filer," "accelerated filer," and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐ Accelerated filer ☐ Non-accelerated filer ☒

Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).
☐ YES ☒ NO

There is no active trading market for the Registrant's voting common equity. The Registrant's common stock is not listed on any exchange or quoted on NASDAQ or on the OTCBB, or traded or quoted in any market, and no broker makes a market in the Registrant's common stock. The aggregate value of the common stock held by non-affiliates as of June 30, 2007 (the last business day of the most recent second quarter), was $122,588,898 based solely on trades between private purchasers and sellers that are reported to the Registrant.

The number of shares of no par value Common Stock outstanding as of March 25, 2008, was 7,221,787.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the proxy statement (the "Proxy Statement") for use in connection with the Annual Meeting of Shareholders to be held on May 13, 2008, are incorporated by reference into Part III of this Annual Report on Form 10-K.

Venture Financial Group, Inc.

FORM 10-K

FOR THE YEAR ENDED DECEMBER 31, 2007

TABLE OF CONTENTS

PART I

PART I

ITEM 1 – BUSINESS

General

Venture Financial Group, Inc. ("VFG" or "the Company"), formerly known as First Community Financial Group, Inc., was incorporated under the laws of the State of Washington in November 1983 as First Community Bancorp, Inc. and is a registered bank holding company. The Company changed its name to First Community Financial Group, Inc. in July 1992 and again in May 2003 to Venture Financial Group, Inc. In 1984, pursuant to a plan of reorganization, VFG acquired the stock of First Community Bank of Washington, and in May 2003 the bank changed its name to Venture Bank ("VB" or "Bank"). The Bank, organized in 1979, is a Washington state-chartered banking corporation. The administrative office of VFG is located in DuPont, Washington and the principal office of Venture Bank is located in Lacey, Washington. References to "we", "us", or "our" refer to VFG.

We are the bank holding company for Venture Bank. We foster an entrepreneurial, innovative culture focused on creating:

- a positive environment for employees,
- a unique customer experience and
- superior results for our shareholders.

We operate 18 full-service financial centers and one loan production office located primarily along the Interstate 5 corridor in the Puget Sound region of western Washington. Our bank was established in 1979 as Lacey Bank and the Company was incorporated in 1983. We changed our bank name to First Community Bank in 1981 to better reflect the markets we were targeting to serve.

In 2003, we unveiled a new brand under the Venture Bank name as part of our strategy to position us for future growth in our key target markets. The Venture Bank brand is embodied in every aspect of our business, from our advertising to the design of our financial centers to our employee training. We emphasize a relationship-building style of banking through our focus on developing a culture of empowered and well-trained employees.

Our business model has produced strong growth and consistent profitability. From December 31, 2002 to December 31, 2007 we have more than doubled our size by increasing:

- Total assets from $474.5 million to $1.2 billion;
- Total net loans from $361.6 million to $754.8 million;
- Total deposits from $384.2 million to $837.1 million; and
- Diluted earnings per share from $0.93 to $1.61.

We expanded solely through organic growth until 1993 when we completed the following series of acquisitions to more rapidly expand our market area:

- Citizens First Bank (1993); two branches in Elma and Hoquiam, WA, with $29 million in assets;
- Northwest Community Bank (1995); two branches in Fircrest and Tacoma, WA, with $50 million in assets;
- Prairie Security Bank (1997); three branches in Yelm, Eatonville and Olympia, WA, with $47 million in assets;
- Wells Fargo Bank (1997); four branches in Toledo, Winlock, Montesano, and Hoquiam, WA, with $40 million in assets;
- Harbor Bank, N.A. (2002); two branches in Gig Harbor, WA, with $81.5 million in assets; and
- Redmond National Bank (2005); two branches in Redmond, WA, with $132 million in assets.

In addition to growth by acquisition, during the past five years we have opened financial centers and a loan production office in the following areas:

- South Hill — Puyallup (2003, relocation of Meridian — Puyallup),
- Kent (2004),
- Lakewood (2005),
- Hawks Prairie — Lacey (2007, relocation),
- DuPont (2007), and
- Puyallup loan production office (2007)

In March 2004, we acquired Washington Asset Management Tacoma, LLC, a financial services and wealth management company and consolidated its operations with our existing Investment Services Department to form Venture Wealth Management, a wholly owned subsidiary of Venture Bank. The strategy of Venture Wealth Management is to meet the asset management needs of our customers and generate fee income as a complement to our core banking business.

In October 2004, we sold seven financial centers located in less populated and lower growth areas of Grays Harbor (Aberdeen, Elma, Montesano, and Hoquiam), Lewis (Toledo, Winlock) and Thurston (Panorama City) Counties. We sold $88.0 million in deposits and $1.8 million in real estate, furniture and fixtures, and realized a $3.5 million gain, net of tax and previously recorded goodwill with respect to the sold financial centers.

From November 2000 until July 2005, the Bank offered small loans (commonly known as "Payday Loans") to customers in Alabama and Arkansas through Marketing and Servicing Agreements with Advance America. Advance America acted as the Bank's agent in marketing and collecting these loans. On March 2, 2005, the Federal Deposit Insurance Corporation ("FDIC"), our primary regulator, issued revised payday lending guidelines. The Company determined that compliance with this guidance would have a negative impact on service to customers and on earnings to the point where the Company decided to discontinue its small loan activity in 2005. Financial highlights on this segment of the Company are found in Management's Discussion & Analysis of Financial Condition and Results of Operations and *Note 21-Business Segment Information* to the Company's consolidated financial statements.

Our Market Area

We operate in diverse, vibrant communities that enjoy a growing population base and strong economic activity. Our market areas are in Thurston, Pierce, King and Lewis Counties and include:

- Washington's State Capitol, Olympia;
- Washington's third largest city, Tacoma; and
- Suburban communities east of Washington's largest city, Seattle.

Washington State has a population of 6.4 million, 2.9 million of whom are located in the counties we currently serve. As of December 2007, the unemployment rate in the State of Washington was at a historically low rate, 4.8% and averaged 4.7% for the year, with over 77,200 jobs being added during the year. In our market areas, the unemployment rate was approximately 4.1% for December 2007 according to preliminary reports from the Washington Employment Security Department Over the past few years, the Puget Sound region has experienced vibrant economic activity and has developed a diversified economy driven by real estate, technology, aerospace, international trade, medical and manufacturing industries and by a significant government and military presence. A more detailed description of the counties we serve is found below under "Market Area".

According to publicly available FDIC data, bank and thrift deposits in our current markets have grown at a compound annual growth rate of 8.7% since 2002, from $40.7 billion at June 30, 2002 to $61.9 billion at June 30, 2007. The median household income of our markets for 2006 was $63,324, which outpaced both the national and state median household income of $46,326 and $56,473, respectively.

Market forces in the Puget Sound in most of 2007 remained a bright spot nationally in terms of economic resiliency and credit quality. In late 2007, credit weakness began to appear. In early 2008, in the Puget Sound, evidence of residential real estate market slowdowns were reflected in residential real estate statistics showing inventories increasing and home prices declining in some areas.

Our Business

We focus on meeting the commercial banking needs associated with the continued population and economic growth of the greater Puget Sound region. Our customers are businesses that generally have up to $15 million in annual revenues and require highly personalized commercial banking products and services. We also serve retail customers in our communities with traditional consumer banking products. We believe our customers prefer locally managed banks that provide responsive, personalized service and customized products. We emphasize a sales and service culture that offers our customers direct access to decision-makers empowered to provide timely solutions to their financial needs. A substantial portion of our business is with customers who have long-standing relationships with our officers or directors or who have been referred to us by existing customers.

Construction and commercial real estate lending are the primary focus of our lending activities. At December 31, 2007, our total loan portfolio consisted of:

47.9% construction loans;
33.2% commercial real estate loans;
10.3% commercial and industrial loans;
5.0% residential real estate loans;
1.4% consumer loans; and
2.2% loans held for sale.

Our loan portfolio is diversified by property type, geographic market, a wide-ranging customer base, and loan purpose. While real estate lending continues to be a large part of our business, we see significant opportunities in growing our commercial and industrial, or C&I, business.

On the deposit side, we continue to seek to establish core deposit relationships. We emphasize growing lower cost deposits by offering a wide array of commercial banking products and developing strong personal relationships that allow us to meet all the needs of our commercial customers. For our retail deposit customers, we offer competitive retail banking products and differentiate ourselves from our competitors with a warm, friendly hometown atmosphere at our financial centers including Internet workstations, fresh coffee and home-made cookies.

We also originate residential mortgage loans for resale through our mortgage banking team and offer a variety of investment services and products through Venture Wealth Management.

Our corporate headquarters is located at 1495 Wilmington Drive, DuPont, Washington 98327, and our telephone number is (253) 441-4000. Venture Bank is chartered by the State of Washington at 721 College Street SE, Lacey, Washington 98503. We maintain a website at www.venture-bank.com.

Our Strategy

We strive to be a high performing community bank with a focus on profitable growth for the long-term benefit of our shareholders, customers and employees. Our culture distinguishes us from our competition. The key elements of our strategy, including our distinctive culture, are:

- Expand our franchise through additional acquisitions or the opening of new financial centers in attractive markets. We have completed six acquisitions since 1993, most recently acquiring Redmond National Bank in 2005. We will continue to look for accretive acquisitions that will expand our franchise. We also intend to continue to grow through de novo branching opportunities, having opened two new financial centers and a loan production office in 2007.
- Continue to develop new products and services to grow our core customer relationships by offering competitive products for both commercial and retail customers. We provide our commercial lending customers a full range of products to support working capital or to finance equipment, real estate, construction, or land acquisition. We offer leading-edge products such as remote deposit capture, online cash management and bill pay. We also seek to provide our retail customers with a full complement of value-added products with high levels of

service. We pride ourselves on continually seeking new, innovative products that enhance our relationships with our existing customers, and make us attractive to new customers.

- Manage credit quality by knowing our customers and our markets, and focusing on underwriting and risk controls. We believe our asset quality is the result of a stable Puget Sound area economy, prudent underwriting standards, experienced commercial lenders and diligent monitoring of our loan portfolio. The Puget Sound economy is starting to show some signs of weakness.
- Continue to actively manage our balance sheet to support both earnings and asset growth by focusing on our capital, funding sources, and investments in both loans and securities. We concentrate on efficient capital utilization while remaining well-capitalized under federal banking regulations.
- Continue to actively manage interest rate and market risks by closely monitoring and managing the volume, cash flow, pricing, and market price aspects of both our interest rate sensitive assets and our interest rate sensitive liabilities. We focus on this in order to mitigate adverse net income effects of rapid changes in interest rates on either side of our balance sheet.
- Hire, train and retain experienced and qualified employees to support our planned expansion and growth strategies. We carefully select the right people to join the Venture Bank team — people who are technically qualified and fit our unique culture and style. We seek to attract and retain relationship-oriented and experienced employees who want to participate in a high-achieving, growth-oriented community bank. We believe that our emphasis on culture and professional training results in low turnover and the successful development and advancement of our employees.
- Foster a culture that produces superior quality service to our customers with empowered employees. The Venture Bank experience is best demonstrated when a customer interacts with employees who are trained and empowered to provide a memorable banking experience. Every employee starts with a two-day training program that immerses the employee in our culture, brand, values, and philosophies. We reinforce that training through our "Venture Bank University," which provides all of our employees an ongoing curriculum for career growth with customized training to develop quality sales and service relationships with our customers. Venture Bank University includes required courses on culture, sales, service, technical skills, management, coaching and product knowledge for employees at all levels including our senior and executive management teams.
- Build on our strong brand of Identity, Place, and Culture. In May 2003, we enhanced awareness of our company and positioned ourselves for growth through a significant rebranding effort. The key elements of our brand are our Identity, Place, and Culture. Our visual "Identity" is portrayed by our logo, image art and merchandising that reflect our Pacific Northwest roots and our independent, innovative and entrepreneurial nature. Our "Place" is how we reach our customers and is illustrated by the design of our state-of-the-art financial centers and other channels of delivery. The final component of our brand is our "Culture" that brings all of this together through empowered employees who are committed to our values, our approach to service and our community participation. We continue to build our brand around the phrase "As Independent as You." We believe that our customers associate our brand with our culture of superior, personalized products and services.

Competition

Commercial banking in the Puget Sound region is highly competitive with respect to providing banking services, including making loans and attracting deposits. This competitive environment is a result of growth in community banks, changes in regulation, changes in technology and product delivery systems, and consolidation among financial services providers. We compete for loans, deposits and customers with other commercial banks, savings and loan associations, savings banks, credit unions, mortgage companies, insurance companies, securities and brokerage companies, finance companies, money market funds and other non-bank financial service providers. Competition for deposit and loan products remains strong from both banking and non-banking firms and this competition directly affects the rates of those products and the terms on which they are offered to customers.

Banking in Washington is significantly affected by several large banking institutions, including U.S. Bank, Wells Fargo Bank, Bank of America, Key Bank, and Washington Mutual Bank, which together account for a majority of the total commercial and savings bank deposits in Washington. According to FDIC deposit market share data as of June 30, 2007, these five large national financial institutions had approximately 69.4% of all deposits in Thurston, Pierce, King and Lewis Counties combined. Many of our competitors have significantly greater financial resources and offer a greater number of branch locations (with statewide or national networks), higher lending limits, and a variety of services not offered by us.

The adoption of the Gramm-Leach-Bliley Act of 1999 intensified competition in the banking industry by eliminating barriers to affiliation among providers of various types of financial services and permitted business combinations among banks, insurance companies, securities and brokerage firms, and other non-bank financial service providers. The competitive environment is also significantly impacted by federal and state legislation that make it easier for non-bank financial institutions to compete with us.

Mergers between financial institutions have placed additional pressure on banks to consolidate their operations, reduce expenses and increase revenues to remain competitive. Other financial institutions with substantially greater resources compete in the acquisition market against us; these institutions have greater access to capital markets, larger cash reserves and a more liquid currency.

Technological innovation contributes to greater competition in domestic and international financial services markets. The adoption of financial services through the Internet has reduced the barrier to entry by financial services providers physically located outside our market area. Although Venture Bank has been able to compete effectively in the financial services markets to date, there can be no assurance that it will be able to continue to do so in the future.

We believe that we have positioned ourselves successfully as a regional alternative to banking conglomerates that may be perceived by customers or potential customers, as impersonal, out-of-touch with the community, or simply not interested in providing banking services to some of our target customers

Market Area

The Bank engages in general banking business through 18 financial centers and one loan production office located primarily along the Interstate Corridors in Thurston, Lewis, Pierce, and King Counties in Washington State. All four counties experienced economic growth in 2007.

Thurston County

Forbes recently listed the Olympia area in Thurston County as the tenth best place in the nation for business and careers. Thurston County experienced a 19.4 % gain in Industry Employment Growth from 2001 to mid-2006, according to United State Bureau of Labor statistics. As the state capitol, government has given the community a stable economy. In recent years, private industry and other enterprises have begun to thrive as a result.

Thurston County is home to the Port of Olympia, the state capitol of Olympia and the cities of Bucoda, Lacey, Rainier, Tenino, Tumwater, and Yelm. There are 231,000 residents in Thurston County. The Thurston County Regional Planning Council projects that the population will be 255,000 by 2010. Nearly 140,000 residents live in the more urban north county areas in and around the cities of Lacey, Olympia, and Tumwater. It is among the fastest growing counties in the Pacific Northwest. Thurston County is home to Washington's first and only Cabela's ™, a 185,500 square-foot retail showroom, which is an educational and entertainment attraction featuring an outdoor gear retail store. Thurston County will be home to the West Coast's first Great Wolf Resorts, a large indoor convention center, water park and hotel that targets conventions and visitors from the U.S. and Canada. The county's steady economy, excellent educational opportunities, access to transportation corridors and providers, and abundance of social organizations makes Thurston County a top choice for those looking to relocate their families and businesses. Between 2005 and 2006, the county had a 3.1% population growth rate. The majority of the county's population increase has been due to the migration of people into the county.

In the last several years, the county has experienced a dramatic shift in the regional diversification of its workforce. Professional services rank as one of the leading components, including technical Internet and web design firms, and legal and consulting companies.

Pierce County

Pierce County is the fastest growing county in Washington State, and currently is the second largest county in the state, having population growth of 10.4% since 2000 according to the State of Washington Office of Financial Management. Home to Tacoma (the state's third largest city) and the booming Port of Tacoma (the nation's seventh largest container port), Pierce County is located between Seattle and Olympia. The City of Tacoma has seen continued revitalization of the downtown corridor including development of a new convention center, hotel, and numerous condominium projects. Tacoma benefited from robust activity at the Port, and the positive impacts of a growing military presence at the Fort Lewis and McChord military bases.

King County

King County is the largest business center in both the State of Washington and the Pacific Northwest with cutting-edge companies and an innovative culture. Expansion within King County presents a large opportunity for growth for our company. The county is home to a number of large, successful companies with a regional or national presence, including Boeing, Microsoft, Nintendo of America, Amazon.com, Costco, Expedia, Nordstrom, Safeco, Washington Mutual, Starbucks, PACCAR, RealNetworks, Weyerhauser and many others. The highly educated workforce, overall quality of life, entrepreneurial culture, and strategic location – midway between Asia and Europe – attract companies to this area. King County not only has the largest population, but also the largest number of businesses within the State of Washington, with roughly 1.8 million residents, according to U.S. Census Bureau data, and approximately 76,000 businesses according to the Washington Department of Community, Trade & Economic Development. The county is a leading global center for several emerging industries: aerospace, biotechnology, clean technology, information technology, and international trade and logistics. In 2005, a U.S. Census Bureau survey ranked Seattle the most educated city in the United States, with the largest concentration of residents that hold college degrees.

King County is well diversified with a strong industrial, transportation, and service industry base. The Port of Seattle, which includes Seattle-Tacoma International airport, maintains a high level of activity throughout the year, and the area continues to benefit from the presence of corporate headquarters for Costco, Microsoft, Weyerhaeuser, and Starbucks.

Lewis County

Lewis County had a population of 73,000 as of 2006. Population and business prospects have grown since we established a branch presence in the county in 1996. Lewis County experienced a moderate level of economic growth in 2006, with the residential real estate market benefiting by the county's proximity to Thurston and Pierce counties to the north, and Clark County, along with Portland, Oregon, to the south. Land and housing costs in the more populous adjacent counties makes Lewis County an attractive alternative. While overall employment growth remains slow, it is steady, and there have been recent announcements of industrial expansion in the county that could result in employment growth.

Employees

VFG and its subsidiaries employed a total of 294 employees, consisting of 268 full time and 26 part time employees at December 31, 2007. A number of benefit programs are available to eligible employees, including group medical, dental and vision plans, paid time off (PTO), short-term disability, group term life insurance, an Employee Stock Ownership Plan ("ESOP") and an Employee Stock Ownership Plan with 401(k) provisions ("KSOP"), deferred compensation plans, a stock incentive plan, a Company performance-based incentive plan, and other team and individual incentives. Employees are not represented by a union organization or other collective bargaining group, and we consider our relationship with employees to be very good.

Supervision and Regulation

The following discussion is only intended to provide summaries of significant statutes and regulations that affect the banking industry and is therefore not complete. The laws and regulations summarized are qualified by reference to the particular statute or regulation. Changes in applicable laws or regulations, and in the policies of regulators, may have a material effect on our business and prospects. We cannot accurately predict the nature or extent of the effects on our business and earnings that fiscal or monetary policies, or new federal or state laws, may have in the future.

We are extensively regulated under federal and state law. These laws and regulations are primarily intended to protect depositors, not shareholders.

Bank Holding Company. As a bank holding company, VFG is subject to regulation under the BHC Act and to inspection, examination and supervision by its primary regulator, the Board of Governors of the Federal Reserve System (Federal Reserve). VFG is also subject to the disclosure and regulatory requirements of the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, both as administered by the Securities and Exchange Commission (SEC).

Subsidiary Bank. Venture Bank is subject to regulation and examination primarily by the Federal Deposit Insurance Corporation (FDIC) and Washington Department of Financial Institutions, Division of Banks.

Sarbanes-Oxley

The Sarbanes-Oxley Act of 2002 implemented corporate governance and accounting measures designed to address corporate and accounting fraud, increase corporate responsibility and protect investors through improved accuracy of disclosures under federal securities laws. Among other things, Sarbanes-Oxley and related SEC rules established new disclosures in periodic reports filed with the SEC, membership requirements and additional responsibilities for our audit committee, imposed restrictions on the relationship between us and our outside auditors (including restrictions on the types of non-audit services our auditors may provide to us), imposed additional responsibilities for our external financial statements on our chief executive officer and chief financial officer, expanded the disclosure requirements for corporate insiders, accelerated the time frame for reporting insider transactions, required management to evaluate disclosure controls and procedures and our internal control over financial reporting.

To deter wrongdoing, Sarbanes-Oxley:

- subjects bonuses issued to top executives to disgorgement if a restatement of a company's financial statements was due to corporate misconduct;
- prohibits an officer or director from misleading or coercing an auditor;
- prohibits insider trades during pension fund "blackout periods";
- imposes new criminal penalties for fraud and other wrongful acts; and
- extends the period during which certain securities fraud lawsuits can be brought against a company or its officers.

We are subject to Sarbanes-Oxley because we are required to file periodic reports with the SEC under the Securities and Exchange Act of 1934.

Federal Bank Holding Company Regulation

General. The Company is a bank holding company as defined in the Bank Holding Company Act of 1956, as amended, and is therefore subject to regulation, supervision and examination by the Federal Reserve. In general, the Bank Holding Company Act limits the business of bank holding companies to owning or controlling banks and engaging in other activities closely related to banking. The Company must also file reports and provide additional information to the Federal Reserve.

Under the Financial Services Modernization Act of 1999, a bank holding company may apply to the Federal Reserve to become a financial holding company, and thereby engage (directly or through a subsidiary) in certain expanded activities deemed financial in nature, such as securities brokerage and insurance underwriting. We have not applied to become a financial holding company.

Holding Company Bank Ownership. The Bank Holding Company Act requires every bank holding company to obtain the prior approval of the Federal Reserve before merging with another institution or acquiring ownership or control of more than 5% of the voting shares or substantially all of the assets of another bank or bank holding company.

Holding Company Control of Non-Banks. With some exceptions, the Bank Holding Company Act also prohibits a bank holding company from acquiring or retaining direct or indirect ownership or control of more than 5% of the voting shares of any company which is not a bank or bank holding company, or from engaging directly or indirectly in activities other than those of banking, managing or controlling banks or providing services for its subsidiaries. The principal exceptions to these prohibitions involve certain non-bank activities which, by statute or by Federal Reserve regulation or order, have been identified as activities closely related to the business of banking or of managing or controlling banks.

Transactions with Affiliates. Subsidiary banks of a bank holding company are subject to restrictions imposed by the Federal Reserve Act on extensions of credit to the holding company or its subsidiaries, on investments in their securities, and on the use of their securities as collateral for loans to any borrower. These regulations and restrictions may limit the Company's ability to obtain funds from the Bank for its cash needs, including funds for payment of dividends, interest, and other operational expenses.

Tying Arrangements. The Company is prohibited from engaging in certain tying arrangements in connection with any extension of credit, sale or lease of property or furnishing of services. For example, with certain exceptions, neither the Company nor its subsidiaries may condition an extension of credit to a customer on either a requirement that the customer obtain additional services provided by the Company or an agreement by the customer to refrain from obtaining services from a competitor.

Support of Subsidiary Banks. Under Federal Reserve policy, the Company is expected to act as a source of financial and managerial strength to the Bank. The Company is required to commit, as necessary, resources to support the Bank. Any capital loans a bank holding company makes to its subsidiary banks are subordinate to deposits and to certain other indebtedness of those subsidiary banks.

Federal and State Regulation of Venture Bank

General. The Bank is a Washington chartered commercial bank with deposits insured by the FDIC. As a result, the Bank is subject to supervision and regulation by the Washington Department of Financial Institutions, Division of Banks and the FDIC. These agencies have the authority to prohibit banks from engaging in what they believe constitute unsafe or unsound banking practices.

Lending Limits. Washington State banking law generally limits the amount of funds that a bank may lend to a single borrower to 20% of the bank's capital and surplus.

Community Reinvestment. The Community Reinvestment Act requires that, in connection with examinations of financial institutions within their jurisdiction, the FDIC evaluate the record of the financial institution in meeting the credit needs of its local communities, including low and moderate income neighborhoods, consistent with the safe and sound operation of the institution. These factors are also considered in evaluating mergers, acquisitions, and applications to open new financial centers.

Insider Credit Transactions. The Federal Reserve Act imposes restrictions on extensions of credit to executive officers, directors, principal shareholders or any related interests of such persons. Extensions of credit must be made on substantially the same terms as comparable transactions with other customers and must not involve more than the normal risk of repayment or present other unfavorable features. Banks are also subject to certain lending limits and restrictions on overdrafts to insiders. A violation of these restrictions may result in the assessment of substantial civil monetary penalties, the imposition of a cease and desist order, and other regulatory sanctions.

Regulation of Management. Federal law sets forth circumstances under which officers or directors of a bank may be removed by the institution's federal supervisory agency. Federal law also prohibits management personnel of a bank from serving as a director or in a management position of another financial institution whose assets exceed a specified amount or which has an office within a specified geographic area.

Safety and Soundness Standards. Federal law imposes upon banks certain non-capital safety and soundness standards. These standards cover, among other things, internal controls, information systems, internal audit systems, loan documentation, credit underwriting, interest rate exposure, asset growth, compensation and benefits. Additional standards apply to asset quality, earnings and stock valuation. An institution that fails to meet these standards must develop a plan acceptable to its regulators, specifying the steps that the institution will take to meet the standards. Failure to submit or implement such a plan may subject the institution to regulatory sanctions.

Interstate Banking and Branching

The Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 (Interstate Act) generally authorized interstate branching and relaxed federal restrictions on interstate banking. Currently, bank holding companies may purchase banks in any state, and states may not prohibit these purchases. Additionally, banks are permitted to merge with banks in other states, as long as the home state of neither merging bank has opted out under the legislation. The Interstate Act requires regulators to consult with community organizations before permitting an interstate institution to close a branch in a low-income area.

FDIC regulations prohibit banks from using their interstate branches primarily for deposit production. The FDIC has implemented a loan-to-deposit ratio screen to ensure compliance with this prohibition.

Washington enacted "opting in" legislation in accordance with the Interstate Act, allowing banks to engage in interstate merger transactions, subject to certain "aging" requirements. Washington restricts an out-of-state bank from opening de novo branches. However, once an out-of-state bank has acquired a bank within the state, either through merger or acquisition of all or substantially all of the bank's assets, the out-of-state bank may open additional branches within the state. We do not have the authority to open de novo branches in any state other than Washington.

Deposit Insurance

The Bank's deposits are currently insured to a maximum of $100 thousand per depositor through the Bank Insurance Fund administered by the FDIC. For the first time in 25 years, Congress in 2006 raised the limit on federal deposit insurance coverage. However, the higher insurance limit (as high as $250 thousand) only applies to certain kinds of retirement accounts. The Bank is required to pay deposit insurance premiums, which are assessed semiannually and paid quarterly. The premium amount is based upon a risk classification system established by the FDIC. Banks with higher levels of capital and a low degree of supervisory concern are assessed lower premiums than banks with lower levels of capital or a higher degree of supervisory concern. The Bank qualifies for the lowest premium level, and currently pays only the statutory minimum rate.

The FDIC is also empowered to make special assessments on insured depository institutions in amounts determined by the FDIC to be necessary to give it adequate assessment income to repay amounts borrowed from the U.S. Treasury and other sources or for any other purpose the FDIC deems necessary.

Dividends

Along with the periodic issuance of Junior Subordinated Debentures, dividends paid by the Bank provide substantially all of the Company's cash flow. Under Washington law, and the Federal Deposit Insurance Corporation Improvement Act of 1991 (FDICIA), the Bank is subject to restrictions on the payment of cash dividends to its parent company. A bank may not pay cash dividends if that payment would reduce the amount of its capital below that necessary to meet minimum applicable regulatory capital requirements. In addition, the amount of the dividend may not be greater than retained earnings.

Regulatory authorities are authorized to prohibit banks and bank holding companies from paying dividends that would constitute an unsafe or unsound banking practice. We are not currently subject to any regulatory restrictions on dividends other than those noted above.

Capital Adequacy

Regulatory Capital Guidelines. Federal and state bank regulatory agencies use capital adequacy guidelines in the examination and regulation of bank holding companies and banks. The guidelines are "risk-based," meaning that they are designed to make capital requirements more sensitive to differences in risk profiles among banks and bank holding companies, to account for off-balance sheet exposure and to minimize disincentives for holding liquid assets.

If capital falls below the minimum levels established by these guidelines, a holding company or a bank may be denied approval to acquire or establish additional banks or non-bank businesses or to open new facilities.

Federal regulations establish minimum requirements for the capital adequacy of depository institutions, such as the Bank. Banks with capital ratios below the required minimums are subject to certain administrative actions, including prompt corrective action, the termination of deposit insurance upon notice and hearing, or a temporary suspension of insurance without a hearing.

Tier I and Tier II Capital. Under the guidelines, an institution's capital is divided into two broad categories, Tier I capital and Tier II capital. Tier I capital generally consists of common stockholders' equity, surplus, undivided profits, and Junior Subordinated Debentures up to 25% of Tier I capital. Tier II capital generally consists of the allowance for loan losses up to 1.25% of risk weighted assets, hybrid capital instruments, and subordinated debt. The sum of Tier I capital and Tier II capital represents an institution's total capital. The guidelines require that at least 50% of an institution's total capital consist of Tier I capital.

Risk-based Capital Ratios. The adequacy of an institution's capital is gauged primarily with reference to the institution's risk-weighted assets. The guidelines assign risk weightings to an institution's assets in an effort to quantify the relative risk of each asset and to determine the minimum capital required to support that risk. An institution's risk-weighted assets are then compared with its Tier I capital and total capital to arrive at a Tier I risk-based ratio and a total risk-based ratio, respectively. The guidelines provide that an institution must have a minimum Tier I risk-based ratio of 4% and a minimum total risk-based ratio of 8% to be "adequately-capitalized" per the regulation. As of December 31, 2007 our ratios are 9.34% and 10.50%, respectively.

Leverage Ratio. The guidelines also employ a leverage ratio, which is Tier I capital as a percentage of total average assets, less intangibles. The principal objective of the leverage ratio is to constrain the maximum degree to which a bank holding company may leverage its equity capital base. The minimum leverage ratio is 3%; however, for all but the most highly rated bank holding companies and for bank holding companies seeking to expand, regulators expect that at a minimum the ratio will be 4% to be "adequately-capitalized" per the regulation. As of December 31, 2007 our ratio is 8.37%.

Prompt Corrective Action. Under the guidelines, an institution is assigned to one of five capital categories depending on its total risk-based capital ratio, Tier I risk-based capital ratio, and leverage ratio, together with certain subjective factors. The capital categories range from "well capitalized" to "critically under-capitalized." Institutions that are "undercapitalized" or lower are subject to certain mandatory supervisory corrective actions. FDICIA requires federal banking regulators to take "prompt corrective action" with respect to a capital-deficient institution, including requiring a capital restoration plan and restricting certain growth activities of the institution. The Company could be required to guarantee any such capital restoration plan required of the Bank if the Bank became undercapitalized. Under the regulations, the Bank is "well-capitalized."

Financial Services Modernization

Gramm-Leach-Bliley Act of 1999. The Financial Services Modernization Act of 1999, also known as the Gramm-Leach-Bliley Act, brought about significant changes to the laws affecting banks and bank holding companies. The Act:

- repealed restrictions on preventing banks from affiliating with securities firms;
- provided a uniform framework for the activities of banks, savings institutions and their holding companies;
- broadened the activities that may be conducted by national banks and banking subsidiaries of bank holding companies;
- provided an enhanced framework for protecting the privacy of consumer information; and
- addressed a variety of other legal and regulatory issues affecting both day-to-day operations and long-term activities of financial institutions.

Bank holding companies that qualify and elect to become financial holding companies can engage in a wider variety of financial activities than permitted under previous law, particularly with respect to insurance and securities underwriting activities. In addition, in a change from previous law, bank holding companies will be in a position to be owned, controlled or acquired by any company engaged in financially related activities, so long as the company meets certain regulatory requirements. The act also permits national banks (and, in states with wildcard statutes, certain state banks), either directly or through operating subsidiaries, to engage in certain non-banking financial activities.

Anti-terrorism Legislation

The Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism (USA Patriot Act) of 2001:

- prohibits banks from providing correspondent accounts directly to foreign shell banks;
- imposes due diligence requirements on banks opening or holding accounts for foreign financial institutions or wealthy foreign individuals;
- requires enhanced customer identification procedures;
- requires financial institutions to establish an anti-money-laundering compliance program; and
- eliminates civil liability for persons who file suspicious activity reports.

The USA Patriot Act increased governmental powers to investigate terrorism, including expanded government access to bank account records. The Department of the Treasury is empowered to administer and make rules to implement the Act. The USA Patriot Act significantly impacted banks by mandating the implementation of an enhanced anti-money laundering program. The USA Patriot Act also requires federal bank regulators to evaluate the effectiveness of an applicant in combating money laundering in determining whether to approve a proposed bank acquisition.

Effects of Government Monetary Policy

The Bank's earnings and growth are affected not only by general economic conditions, but also by the fiscal and monetary policies of the federal government, particularly the Federal Reserve. The Federal Reserve can and does implement national monetary policy for such purposes as curbing inflation and combating recession. The Federal Reserve's open market operations in U.S. government securities, control of the discount rate applicable to Bank borrowings from the Federal Reserve, and establishment of reserve requirements against certain deposits, influence the growth of bank loans, investments and deposits, and also affect interest rates charged on loans or paid on deposits. The first quarter of 2008 has seen significant monetary policy intervention by the Federal Reserve, such as a rapid 200 basis point decrease in the Federal Funds target rate and other significant and unprecedented measures. The nature and impact of future changes in monetary policies and their impact cannot be predicted with certainty.

Cautionary Statement Regarding Forward-Looking Information

Statements appearing in this report which are not historical in nature, including without limitation the discussions of the adequacy of the Company's capital resources and allowance for credit losses, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any statements that expressly or implicitly predict future results, performance, or events should be considered forward-looking. You can find many of these statements by looking for words such as "anticipates," "expects," "believes," "should," "estimates" and "intends" and words or phrases of similar meaning. Forward-looking statements are subject to risks and uncertainties that may cause actual future results to differ materially. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this Annual Report. VFG does not undertake any obligation to update or publicly release any revisions to forward-looking statements contained in this Annual Report, with respect to events or circumstances after the date of this Annual Report, or to reflect the occurrence of unanticipated events. Risks and uncertainties with respect to the Company include, among others, general economic conditions whether national or regional, and conditions in the real estate markets that could affect the demand for loans, lead to declining credit quality and increased losses, and lead to deterioration in the collateral for many of our loans; turmoil in the credit markets that result in the inability to raise capital; liquidity issues in the capital markets that put pressure on deposit rates and reduce the net interest margin; competition that may lead to pricing pressures on rates the Bank charges on loans and pays on deposits; loss of customers of greatest value to the Bank; fiscal and monetary policies of the federal government; changes in government regulations affecting financial institutions including regulatory fees and capital requirements; changes in the bank regulatory environment that could lead to increases in provisions for loan losses beyond what was previously expected in prior credit cycle downturns; changes in the bank regulatory environment that may require limiting the volume of certain types of loans that may be held by the bank as earning assets; changes in prevailing interest rates or the slope of the yield curve that could lead to decreased net interest margin or lower gains on sales of securities or loans or change the value of investment securities; the integration of acquired businesses; credit risk and asset/liability management; changes in technology or required investments in technology; and the availability of and costs associated with sources of liquidity. We caution you not to rely on forward-looking statements and to carefully review the "Risk Factors" section in Item 1A below, which is updated from time to time in our filings with the SEC.

ITEM 1A - RISK FACTORS

We have a significant concentration in real estate loans and a downturn in the Puget Sound economy or real estate market could significantly hurt our business and our prospects for growth .

Substantially all of our loans are to individuals and small businesses in the Puget Sound region. We are particularly susceptible to fluctuating land values and economic downturns that affect the level of real estate investment activity. Changes in regional economic conditions could result in increased loan delinquencies. Collateral for our loans could decline in value and, as a result, our ability to recover on defaulted loans by foreclosing and selling the real estate collateral would be diminished and we would be more likely to suffer losses on defaulted loans. Any economic decline in our market areas could also reduce demand for loans and other products and services and, accordingly, reduce our income.

Construction lending involves special risks not associated with other types of lending.

Construction and development loans are subject to the risks inherent in most other loans, but also carry higher levels of risk predicated on whether the project can be completed on-time and on-budget, and, for non-owner occupied projects, whether the customer can find tenants at rates that will service the debt. Construction loans are typically based upon estimates of costs to complete the project, and an appraised value associated with the completed project. Cost estimates, and completed appraised values, are subject to changes in the market, and such values may in fact change between the time a loan is approved and the final project is complete. Delays or cost overruns in completing a project may arise from labor problems, material shortages and other unpredicted contingencies. If actual construction costs exceed budget, the borrower may need to put more capital into the project, or we may need to increase the loan amount to ensure the project is completed, potentially resulting in a higher loan-to-value than anticipated. Where a non-owner occupied project is not pre-leased, changes in the market could result in a slow lease-up period or rents below what were anticipated. For residential land development or spec home loans, a general slowdown in home buying can result in slow sales or reduced prices. Either situation will strain the borrower's cash flows, and potentially cause deterioration in the loan.

Our ability to grow depends upon our ability to increase our deposits and fund our lending activities.

Our primary source of funding growth is through deposit accumulation. Our ability to attract deposits is significantly influenced by general economic conditions, changes in prevailing interest rates and competition. If we are not successful in increasing our current deposit base to a level commensurate with our funding needs and pricing objectives, we may have to seek alternative sources of funds which may be at a higher cost. Or we may have to curtail our growth. Our mix of funding sources currently include: deposits comprised of retail and business customer deposits, public deposits, and brokered deposits; borrowings; and repurchase agreements. Our inability to increase deposits or to access other sources of funds could have a negative effect on our ability to meet customer needs, could slow loan growth and could adversely affect our results of operations.

Our ability to successfully transition executive management is critical to our future prospects.

Our Chief Executive Officer Ken Parsons is a founding director of Venture Bank and has served as CEO since 1990. Jim Arneson rejoined us in September 2005 when we acquired Redmond National Bank. Effective July 1, 2007, pursuant to our management transition plan, Ken Parsons moved to a strategic oversight role until his planned retirement in 2010. We believe that our success to date has been significantly influenced by the role Mr. Parsons has played, and further believe that it is important for Mr. Parsons to remain active as our Chairman and Chief Executive Officer until his planned retirement. Jim Arneson, in his previous role as our Executive Vice President and Chief Financial Officer, worked closely with Mr. Parsons for ten years. Mr. Arneson has served as our President and as President and Chief Executive Officer of Venture Bank since his return in 2005, and has transitioned into positions previously held by Mr. Parsons. The loss of Mr. Parsons' services, or our failure to successfully complete the transition of leadership from Mr. Parsons to Mr. Arneson, could materially adversely affect our ability to successfully implement our strategic plan. We could have difficulty replacing any of our senior management team or senior officers with equally competent persons who also are familiar with our market area.

We may grow through acquisitions, which strategy introduces risks of successfully integrating and managing acquisitions.

As part of our growth strategy, we intend to pursue acquisitions of financial institutions within and outside of our current market. At this time we have no agreements or understandings to acquire any financial institution, and we may not find suitable acquisition opportunities. Acquisitions involve numerous risks, any of which could harm our business, including:

- difficulties in integrating the operations, technologies, accounting processes and personnel of the target;
- failing to realize the anticipated synergies of the combined businesses;
- loss of customers of the target company during the transition following an acquisition;
- diversion of financial and management resources from existing operations;
- entering new markets or areas in which we have limited or no experience;
- loss of key employees from either our business or the target's business;
- assumption of unanticipated problems or latent liabilities of the target; and
- inability to generate sufficient revenue to offset acquisition costs.

Acquisitions also frequently result in the recording of goodwill and other intangible assets which are subject to charge-off if it is subsequently determined that goodwill recorded has become impaired under applicable accounting rules. In addition, if we finance acquisitions by issuing our securities, our existing shareholders may be diluted, which could affect the market price of our common stock. If we fail to properly evaluate or integrate acquisitions, we may not achieve the anticipated benefits of any such acquisitions and we may incur costs in excess of what we anticipate, which could materially harm our business and financial results.

We may not be able to control costs or generate revenue as we open new financial centers.

A key component of our business strategy is to expand into adjacent growing markets and to attempt to increase our market share in our current markets by opening new financial centers. Because of the marketing, staffing, site development and construction costs associated with de novo branching, we believe that it can take up to three years for new financial centers to generate sufficient new business to first achieve operational profitability. If we open or remodel financial centers, we are likely to experience the effects of higher operating expenses relative to operating income from the new operations, which may have an adverse effect on our financial results.

Rapid growth could strain our resources, systems and controls, which could adversely affect business and operations.

Our ability to manage growth successfully will depend upon our ability to maintain our asset quality, control costs and monitor and control risk. If we grow too quickly and are unable to successfully manage this growth, our financial performance could be materially and adversely affected.

Our business and financial condition may be adversely affected by competition.

Financial services and banking are mature, highly competitive businesses. The banking business in our market area is currently dominated by a number of large regional and national financial institutions. In addition, there are many smaller commercial banks that operate in our market areas. We compete for loans and deposits with banks, savings and loan associations, finance companies, credit unions, insurance companies, brokerage and investment banking companies and mortgage bankers. The rapid increase in Internet banking permits institutions outside our market area to compete for customers in our geographic markets. We also compete for loans with non-bank companies and governmental agencies that make available low-cost or guaranteed loans to certain borrowers. The industry could become even more competitive as a result of legislative, regulatory and technological changes. Technology has lowered barriers to entry and made it possible for non-banks to offer products and services traditionally provided by banks, such as automatic transfer and automatic payment systems. Many of our competitors have greater resources than we have or are not subject to the same level of regulation and restriction that we face, which may enable them to offer more products and services, offer lower priced products due to greater economies of scale, maintain more banking locations and ATMs or conduct more extensive promotional and advertising campaigns. Competitors seeking to expand market share or enter our market area often offer lower priced loans and higher priced deposits, which can have an adverse result on our interest margin as we seek to remain competitive. The loss of customers to our competitors could adversely affect our results. Many large competitors today are not able to obtain their traditional sources of funding and are driving up deposit rates in a falling rate environment as they pursue traditional bank deposits more aggressively for funding. We may not be able to compete successfully against current and future competitors.

Our allowance for credit losses may not be adequate to cover actual loan losses.

As a lender, a significant source of risk arises from the possibility that we could sustain losses due to our customers being unable to repay their loans according to their terms. Credit losses are inherent in the lending business and could have a material adverse effect on our operating results. We maintain an allowance for credit losses, or the Allowance, in accordance with accounting principles generally accepted in the United States to provide for customer defaults and other non-performance. The level of the Allowance is based on management's judgments and various assumptions about the loan portfolio. The determination of the appropriate level of the Allowance is an inherently difficult process. The amount of future losses is susceptible to changes in economic, operating and other conditions, including changes in interest rates, that may be beyond our control. In addition, our underwriting policies, adherence to credit monitoring processes, and risk management systems and controls may not prevent unexpected losses. The Allowance may not be adequate to cover our actual loan losses. The actual amount of future provisions for the Allowance cannot now be accurately determined and may exceed the amounts of past provisions. Any increase to the Allowance could decrease our net income.

If we need additional capital in the future to continue our growth, we may not be able to obtain it on terms that are favorable or be able to obtain it at all.

We may need to raise additional capital in the future to support our continued growth and to maintain our capital levels. Our ability to raise capital through the sale of additional securities will depend primarily upon our financial condition and the condition of financial markets at that time. We may not be able to obtain additional capital in the amounts or on terms satisfactory to us. Our growth may be constrained if we are unable to raise additional capital as needed.

An interruption in or breach in security of our systems may result in a loss of business.

We rely heavily on communications and information systems to conduct our business, some of which are outsourced to third parties. Our customer relationship management, general ledger, deposits, loan origination and loan servicing systems are all driven by computer technology. We use technology-based systems to process new and renewed loans, facilitate collections and share data internally. Any failure or interruptions of these systems or of third parties that operate or support them could result in disruptions in our ability to deliver products and services to our customers and consequently have a material adverse effect on our results of operations and financial condition.

If our internal controls over financial reporting do not comply with the requirements of the Sarbanes-Oxley Act, our business could be adversely affected.

Section 404 of the Sarbanes-Oxley Act of 2002 requires us to evaluate the effectiveness of our internal controls over financial reporting as of the end of 2007, and to include a management report assessing the effectiveness of our internal controls over financial reporting in our 2007 annual report. In 2009, Section 404 will require our independent registered public accounting firm to attest to and report on the effectiveness of our internal controls over financial reporting. Our management, including our CEO and CFO, does not expect that our internal controls over financial reporting will prevent all errors and all fraud. We cannot assure you that any design of internal controls will succeed in achieving its stated goals under all potential future conditions. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected. We or our independent registered public accounting firm could identify a material weakness in our internal controls in the future. A material weakness in our internal controls over financial reporting would require management and our independent registered public accounting firm to evaluate our internal controls as ineffective. If our internal controls over financial reporting are not considered adequate, we may experience a loss of public confidence, which could have an adverse effect on our business and our stock price.

RISKS RELATED TO THE BANKING INDUSTRY

Changes in interest rates may affect our profitability.

Our earnings depend primarily on net interest income--the difference between interest income earned on interest-earning assets such as loans and securities and interest expense paid on interest-bearing liabilities such as deposits and borrowed funds. Interest rates are highly sensitive to many factors that are beyond our control, including general economic conditions and policies of governmental and regulatory agencies. Changes in monetary policy, including changes in interest rates, could influence not only the interest we receive on loans and securities and the amount of interest we pay on deposits and borrowings, but such changes could also affect our ability to originate loans and obtain deposits and the fair value of our financial assets and liabilities. If the interest rates paid on deposits and other borrowings increase at a faster rate than the interest rates received on loans and other investments, net interest income, and therefore earnings, could be adversely affected. Earnings could also be adversely affected if the interest rates received on loans and other investments fall more quickly than the interest rates paid on deposits and other borrowings. The magnitude and speed of change in interest rates and the changing slope of the yield curve are significant factors in our net income that are beyond our control. In addition, an increase in interest rates may adversely affect the ability of some of our borrowers or potential customers to pay the principal or interest on their loans and reduce the demand for new loans. This may lead to an increase in our nonperforming assets, a decrease in loan originations, or a reduction in the value of and income from our loans, any of which could have a material and negative effect on our results of operations.

We are subject to extensive government regulation and supervision, and regulatory changes may adversely affect us.

The banking industry is heavily regulated under both federal and state law. Banking regulations are primarily intended to protect depositors' funds, federal deposit insurance funds and the banking system as a whole, not our shareholders. As a bank holding company, we are also subject to extensive regulation by the Federal Reserve Board, in addition to other regulatory and self-regulatory organizations. The level of regulation has increased in recent years with the adoption of the Bank Secrecy Act and the privacy requirements of Gramm-Leach-Bliley Act. Congress and federal regulatory agencies continually review banking laws, regulations and policies for possible changes. Such changes could affect us in substantial and unpredictable ways and could subject us to additional costs necessary to comply with new rules and regulations, limit the types of financial services and products we may offer or increase the ability of non-banks to offer competing financial services and products. Regulations affecting banks and financial services companies undergo continuous change, and we cannot predict the ultimate effect of such changes, which could have a material adverse effect on our profitability or financial condition. If government regulation and supervision become more burdensome, our costs of complying could increase and we could be less competitive compared to unregulated competitors.

Recent supervisory guidance on commercial real estate concentrations could restrict our activities and impose financial requirements or limitations on the conduct of our business.

The Office of the Comptroller of the Currency, the Board of Governors of the Federal Reserve System, and the Federal Deposit Insurance Corporation recently finalized guidance on sound risk management practices for concentrations in commercial real estate lending. This guidance is intended to help ensure that institutions pursuing a significant commercial real estate lending strategy remain healthy and profitable while continuing to serve the credit needs of their communities. The federal agencies are concerned that rising commercial real estate loan concentrations may expose institutions to unanticipated earnings and capital volatility in the event of adverse changes in commercial real estate markets. The regulatory guidance reinforces and enhances existing regulations and guidelines for safe and sound real estate lending. The guidance provides supervisory criteria, including numerical indicators to assist in identifying institutions with potentially significant commercial real estate loan concentrations that may warrant greater supervisory scrutiny.

There are two numerical measures in the regulatory guidance. The thresholds of numerical indicators in the guidance that indicate significant commercial real estate loan concentrations are as follows: (1) loans and loan commitments in the Call Report (the quarterly Report of Condition required to be filed with federal banking regulators) categories of Construction, Land Development and Other Land loans are greater than 100% of the institution's Tier 1 Capital; and (2) commercial real estate loans and loan commitments, as defined in the guidance, are greater than 300% of the institution's total Tier 1 Capital. The first numerical indicator, the aggregate of construction, land development and other land loans and unfunded loan commitments related to these loans divided by our Tier 1 Capital was 575% as of December 31, 2007. The second numerical indicator, the aggregate of our non-owner-occupied commercial real estate loans and unfunded loan commitments related to these loans, divided by our Tier 1 Capital was 754% as of December 31, 2007. Thus, our portfolio meets the definition of a concentration, as set forth in the guidelines. If we exclude unfunded commitments from the first and second numerical indicators, then the ratios would have been 437% and 608%, respectively.

The guidance does not limit banks' commercial real estate lending, but rather guides institutions in developing risk management practices and levels of capital that are commensurate with the level and nature of their commercial real estate concentrations. Our lending and risk management practices are taken into account in supervisory evaluations of our capital adequacy.

Real estate properties securing our loans are subject to a variety of environmental laws that can diminish the value of our collateral or a borrower's ability to repay a loan.

Under federal, state or local law, a current or previous owner or operator of real property may be liable for the cost of removal or remediation of hazardous or toxic substances on such property or damage to property or personal injury. Environmental laws may impose liability whether or not the owner or operator was responsible for the presence of hazardous or toxic substances. If a property is exposed to such liability, its value is often diminished and could be reduced to an amount less than the principal amount of our loan. If foreclosure is necessary and no guarantees exist, a loan loss would result.

Environmental laws also may impose restrictions on the manner in which properties may be used or businesses may be operated, and these restrictions may require unexpected expenditures by our borrowers. Changes in environmental laws that set forth new or more stringent standards could also require our borrowers to make unexpected expenditures, some of which could be significant. Our borrowers could be held responsible for sanctions for noncompliance or significant expense related to the cost of defending against claims of liability. Additionally, our borrowers could be held responsible for remediation of any contaminated property. Any of these requirements would diminish the ability of any such borrowers to repay our loans.

We are exposed to risk of environmental liabilities with respect to properties to which we take title.

Most of our outstanding loan portfolio at December 31, 2007 was secured by real estate. In the course of our business, we may foreclose and take title to real estate, and could be subject to environmental liabilities with respect to these properties. We may be held liable to a governmental entity or to third-parties for property damage, personal injury, investigation or clean-up costs, or we may be required to investigate or clean up hazardous or toxic substances at a property. The costs associated with investigation or remediation activities could be substantial. If we are the owner or former owner of a contaminated site, we may also be subject to common law claims by third-parties based on damages and costs resulting from environmental contamination emanating from the property. If we become subject to significant environmental liabilities, our business, financial condition, liquidity and results of operations could be materially and adversely affected.

The financial services industry frequently adopts new technology-driven products and services that we may be unable to effectively implement or compete with.

The effective use of technology increases efficiency and enables financial institutions to reduce costs and provide better service to our customers. Our future success will depend, in part, upon our ability to address the needs of our customers by using technology to provide products and services that will satisfy customer demands for convenience, as well as to create additional efficiencies in our operations. Many of our competitors have substantially greater resources to invest in technological improvements. We cannot assure you that we will be able to effectively implement new technology-driven products and services or be successful in marketing these products and services to our customers.

We face a variety of threats from technology-based frauds and scams.

Financial institutions are a prime target of criminal activities through various channels of information technology. Risks of business interruption, fraud losses, business recovery expenses, and other potential losses or expenses that we may incur from a significant event are not readily predictable and, therefore, are not easily mitigated or prevented and could have a negative impact on our results of operations.

ITEM 1B - UNRESOLVED STAFF COMMENTS

None.

ITEM 2 - PROPERTIES

Properties

We own the building and the land at 1495 Wilmington Drive, DuPont, Washington, which includes administrative offices, a financial center and a Venture Wealth Management office, and is a three story, 53,500 square foot office building. We completed construction of the building in April 2007.

We also own the buildings and the land for the following eleven financial centers: Kent, Lacey, Hawks Prairie, Yelm, Fircrest, Tacoma Downtown, Pioneer Way, Centralia, Redmond Downtown, Eatonville and Olympia Downtown. We own the building and lease the land for the Tumwater Financial Center.

As of December 31, 2007, the following properties are leased: West Olympia, South Hill, Redmond Town Center, Lakewood, Point Fosdick and Puyallup Mortgage (office space). In the first quarter of 2008, the Company leased a new financial center property in Woodinville.

As of December 31, 2007, the aggregate monthly rent on all leased financial center properties is approximately $66 thousand. In the first quarter of 2008 the new leased facility will add an additional $11 thousand in monthly expense. We also have remote ATMs located off site in Eatonville, Oakville and Olympia, Washington.

The DuPont financial center is on the first floor of the DuPont administration building. The financial center is approximately 3,000 square feet with a drive-up window. The Lacey financial center is a one and one-half story stand-alone facility with a drive-up window, which has approximately 15,600 square feet and had previously housed our administrative offices as well as other support departments. We have centralized our mortgage operations at the Lacey financial center, which were previously housed in a leased office facility in Hawks Prairie. The Yelm financial center is a one and one-half story building with a drive-up facility and is approximately 5,700 square feet. The South Hill (Puyallup), Tumwater, Eatonville, West Olympia, Centralia, Kent, Lakewood, Hawks Prairie (Lacey) and Point Fosdick (Gig Harbor) financial centers are single story structures with drive-up facilities ranging from approximately 1,850 to 5,000 square feet. The Olympia Downtown, Tacoma Downtown, Redmond Downtown and Pioneer Way (Gig Harbor) financial centers are two story structures with drive-up facilities ranging from approximately 5,800 to 8,500 square feet. The Puyallup Mortgage loan center is a single story structure with square footage of 4,250 and houses the mortgage loan center. The Fircrest financial center is an office condominium with drive-up facilities, of which we occupy approximately 6,500 square feet that is one-half of the space. The Redmond Town Center financial center is located in a retail mall and is a 1,900 square foot financial center. The Woodinville facility is a two story structure without a drive-up facility and has square footage of 3,500.

ITEM 3 - LEGAL PROCEEDINGS

From time to time in the ordinary course of business, VFG or its subsidiaries may be involved in litigation. At the present time neither VFG nor any of its subsidiaries are involved in any threatened or pending material litigation.

ITEM 4 - SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

During the fourth quarter of the year ended December 31, 2007, no matters were submitted to the security holders through the solicitation of proxies or otherwise.

PART II

ITEM 5 - MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market Information

No broker makes a market in VFG's common stock, and trading has not been extensive. Trades that have occurred cannot be characterized as amounting to an active market. The stock is traded by individuals on a personal basis and is not listed on any exchange or traded on the over-the-counter market. The following data includes trades between individual investors and shares repurchased by the Company; the table does not include the exercise of stock options .

Period		# of Shares Traded	Price Range Per Share
2006			
1st	Quarter	41,940	\$19.00 - \$20.50
2nd	Quarter	105,678	\$19.50 - \$20.25
3rd	Quarter	42,840	\$19.00 - \$21.25
4th	Quarter	40,242	\$21.00 - \$22.00
2007			
1st	Quarter	23,131	\$21.00 - \$21.75
2nd	Quarter	37,703	\$21.60 - \$23.00
3rd	Quarter	27,928	\$22.00 - \$22.75
4th	Quarter	26,091	\$21.00 - \$22.50

At December 31, 2007 options for 367,617 shares of VFG common stock were outstanding. See Note 15 of the consolidated financial statements for additional information.

Stock Performance Graph

The following stock graph presented is furnished, but not filed. It compares the total cumulative shareholder return on the Company's Common Stock, based on quarterly reinvestment of all dividends, to the NASDAQ Composite, SNL Index of all banks traded on the electronic Bulletin Board and Pink Sheets and SNL Index of banks located in Washington and Oregon with assets between $1 billion and $5 billion. The graph assumes $100 invested on December 31, 2001 in the Company's Common Stock and each of the indices. The graph does not depict actual operating financial performance of the Company. In the prior year's stock performance graph, the Company did not include the SNL Index of banks located in Washington and Oregon with assets between $1 billion and $5 billion. The Company chose to add this Index after growing assets to over $1 billion.



Total Return Performance
Index Value
260
240
220
200
180
160
140
120
100
80
12/31/02
12/31/03
12/31/04
12/31/05
12/31/06
12/31/07
Venture Financial Group
NASDAQ Composite
SNL All OTC-BB and Pink Banks
SNL Bank $1B-$5B Index

	Period Ending					
Index	**12/31/02**	**12/31/03**	**12/31/04**	**12/31/05**	**12/31/06**	**12/31/07**
Venture Financial Group	100.00	155.40	235.74	212.99	228.99	224.56
NASDAQ Composite	100.00	150.01	162.89	165.13	180.85	198.60
SNL All OTC-BB and Pink Banks	100.00	137.39	164.04	177.94	194.83	176.81
SNL Bank $1B-$5B Index	100.00	135.99	167.83	164.97	190.90	139.06

Number of Equity Holders

As of December 31, 2007, there were 1,791 holders of record of VFG's common stock.

Dividends

Subsequent to December 31, 2007, VFG paid a cash dividend of $0.085 per share on February 8, 2008. VFG paid cash dividends per share of $0.08 on February 9, and May 11, and $0.085 on August 10 and November 9, 2007. VFG paid cash dividends per share of $0.07 on February 10, and May 12, and $0.075 on August 18 and November 13, 2006.

Washington law limits the ability of the Bank to pay dividends to the Company. Under these restrictions, a bank may not declare or pay any dividend in an amount greater than its retained earnings without approval of the Division of Banks. All of the retained earnings of the Bank are available for the payment of dividends to the Company under these restrictions, subject to the federal capital regulations discussed above. See "Business – Supervision and Regulation – Dividends".

Purchases of Equity Securities by Venture Financial Group, Inc.

On August 29, 2007, the Board approved a stock repurchase program to allow for the repurchase of 200,000 shares of VFG Common Stock in purchases over time in either privately negotiated transactions or, if a market develops, through the open market. Under this plan VFG has purchased no shares.

The following table sets forth the Company's repurchase of its outstanding common stock during the fourth quarter of the year ended December 31, 2007.

Period	Total number of shares purchased	Average price paid per share	Total number of shares purchased as part of publicly announced plans or programs	Maximum number of shares that may yet be purchased
Month #1 October 1 – 31, 2007	0	$0	0	200,000
Month #2 November 1 – 30, 2007	0	$0	0	200,000
Month #3 December 1 – 31, 2007	0	$0	0	200,000
Total	0	$0	0	200,000

Date Repurchase Authorized	Date Publicly Announced	# of Shares Authorized	Expiration Date
February 19, 2003	March 5, 2003	131,370	August 19, 2004
September 18, 2003	September 24, 2003	56,130	December 18, 2004
October 15, 2003	October 17, 2003	225,000	April 15, 2005
June 16, 2004	June 22, 2004	200,000	December 31, 2005
November 15, 2005	February 27, 2006	200,000	May 15, 2007
August 29, 2007	September 5, 2007	200,000	February 29, 2009

Share count reflects a three-for-two stock dividend declared on May 16, 2004.

The following table sets forth the Company's equity compensation plan information for the year ended December 31, 2007.

Securities Authorized for Issuance Under Equity Compensation Plans

Equity Compensation Plan Information
Year Ended December 31, 2007

Plan Category	Number of Shares to be Issued Upon Exercise of Outstanding Options (a) (1)(2)	Weighted-Average Exercise Price per share of Outstanding Options	Number of Shares Remaining Available for Future Issuance Under Equity Compensation Plans excluding shares reflected in Column (a) (1)
Equity compensation plans approved by security holders	367,617 (3)	$15.56	113,950 (4)
Equity compensation plans not approved by security holders	0	$0	0

(1) Share amounts have been adjusted to reflect the two-for-one stock split effective November 15, 2002 and the three-for-two stock split effective May 16, 2004.

(2) Includes 34,805 in employee options and 15,413 in director options assumed in connection with the Washington Commercial Bancorp acquisition

(3) Includes 49,633 shares for directors and 317,984 shares for employees.

(4) Shares available for issuance under the 2004 Stock Incentive Plan can be granted to directors or employees.

ITEM 6 - SELECTED FINANCIAL DATA

The selected financial data should be read in conjunction with VFG's consolidated financial statements and the accompanying notes presented in this report. The per-share information has been adjusted retroactively for all stock dividends and splits.

($ in thousands except per share data)	2007	2006	2005	2004 [1]	2003 [1]
For the Year Ended:					
Net interest income after provision for credit losses	$ 36,576	$ 34,741	$ 27,694	$ 24,907	$ 22,861
Non-interest income	11,342	8,666	8,210	13,569	12,560
Non-interest expense and taxes	36,159	32,338	26,876	26,699	26,365
Net income	$ 11,759	$ 11,069	$ 9,028	$ 11,777	$ 9,056
Per Common Share:					
Basic Earnings Per Share	$ 1.64	$ 1.54	$ 1.33	$ 1.82	$ 1.38
Per Common Share:					
Fully Diluted Earnings Per Share	$ 1.61	$ 1.52	$ 1.30	$ 1.77	$ 1.32
Earnings Per Share Growth – Fully Diluted	5.9%	16.9%	(26.6)%	34.1%	41.9%
Stock Dividends declared	-	-	-	-	-
Cash Dividends Paid	$ 0.330	$ 0.290	$ 0.275	$ 0.194	$ 0.160
Return on average shareholders' equity	13.58%	14.05%	14.87%	22.99%	19.55%
Balance Sheet Data:					
Total Assets	$1,183,243	$978,108	$752,793	$556,216	$513,900
Long-term debt and junior subordinated debentures	71,766	42,682	52,682	29,589	21,000
Shareholders' equity	$ 88,757	$ 85,232	$ 76,154	$ 57,840	$ 48,673

[1] Net income for the years ended December 31, 2004 had a one-time gain on sale of financial centers and 2003 included a one-time gain on foreclosed property.

ITEM 7 - MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

The following discussion should be read in conjunction with the Company's audited consolidated financial statements and the notes to those statements as of December 31, 2007 and 2006 and the results of operations for each of the years ended December 31, 2007, 2006 and 2005 included in this report.

Summary of Critical Accounting Estimates and Accounting Policies

Our accounting policies are integral to understanding our financial results. Our most critical accounting estimates and policies require management to make subjective, complex judgments, often as a result of the need to estimate the effect of matters that are inherently uncertain. Management has identified several accounting estimates and policies that, due to the judgments, estimates and assumptions inherent in those policies, are critical to an understanding of our financial statements. These estimates and policies relate to items such as the methodology for the determination of the allowance for credit losses, the valuation of real estate acquired in connection with foreclosures or in satisfaction of loans, income taxes, the impairment of investments, share-based compensation, employer's accounting for defined benefit pension and other post-retirement plans, and fair value measurements. Our significant accounting policies are set forth in Note 1 to our Audited Consolidated Financial Statements for the year ended December 31, 2007.

Allowance for Credit Losses. The allowance for credit losses, or the Allowance, is established through a provision for loan losses charged against earnings. The Allowance is maintained at the amount management believes will be adequate to absorb known and inherent losses in the loan portfolio. The appropriate balance of the Allowance is determined by applying estimated loss factors to the credit exposure from outstanding loans. Estimated loss factors are based on subjective measurements including management's assessment of the internal risk classifications, changes in the nature of the loan portfolio, industry concentrations, and the impact of current local, regional and national economic factors on the quality of the loan portfolio. Changes in these estimates and assumptions are possible and may have a material impact on our consolidated financial statements, results of operation, or liquidity.

For additional information regarding the Allowance, its relation to the provision for loan losses, and the risk related to asset quality, see Note 5 to our audited Consolidated Financial Statements for the year ended December 31, 2007, and "Management's Discussion and Analysis of Financial Condition – Allowance for Credit Losses."

Foreclosed Assets. Assets acquired through, or in lieu of, foreclosure are initially recorded at the lower of cost or fair value, less estimated costs of disposal. Any write-down to fair value at the time of transfer or within a reasonable period thereafter is charged to the Allowance. Properties are evaluated regularly to ensure that the recorded amounts are supported by their current fair values, and that valuation allowances to reduce the recorded amounts to fair value, less estimated costs to dispose, are recorded as necessary. Any subsequent reductions in carrying values, and revenue and expense from the operation of properties, are charged to operations.

For additional information regarding foreclosed assets, see Note 7 to our audited Consolidated Financial Statements for the year ended December 31, 2007.

Income Taxes. Deferred tax assets and liabilities result from differences between financial statement recorded amounts and the tax bases of assets and liabilities, and are reflected at currently enacted income tax rates applicable to the period in which the deferred tax assets or liabilities are expected to be realized or settled under the liability method. The accounting for uncertainty in income taxes requires recognition and measurement of uncertain tax positions using a "more-likely-than-not" approach. This approach was effective beginning January 1, 2007.

For additional information regarding income taxes, see Note 11 to our audited Consolidated Financial Statements for the year ended December 31, 2007 and Note 1--"Recent Accounting Pronouncements".

Securities Available-for-Sale. Statement of Financial Accounting Standards No. 115, Accounting for Certain Investments in Debt and Equity Securities, requires that available-for-sale securities be carried at fair value. We believe this requires "a critical accounting estimate" in that the fair market value of a security is based on quoted market prices or if quoted market prices are not available, fair values are extrapolated from the quoted prices of similar instruments. Management utilizes the services of a third-party vendor to assist with the determination of estimated fair values. Adjustments to the available-for-sale securities fair value impact the consolidated financial statements by increasing or decreasing assets and stockholders' equity.

For additional information regarding the available-for-sale securities, see Note 4 to our audited Consolidated Financial Statements for the year ended December 31, 2007, and "Management's Discussion and Analysis of Financial Condition – Investments."

Share-Based Compensation. Prior to January 1, 2006, the Company accounted for stock-based awards to employees and directors using the intrinsic value method. Accordingly, no compensation expense was recognized in the consolidated financial statements when the grant price was equal to the market price on the date of grant. Effective January 1, 2006, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 123R and began expensing share-based awards under the fair value method. SFAS No. 123R requires that management make assumptions about employee turnover that are utilized to measure compensation expense recorded in the financial statements. The fair value of stock options granted is estimated at the date of grant using the Black-Scholes option-pricing model. This model requires the input of highly subjective assumptions such as expected volatility, expected dividends, expected terms, and risk-free rate. For additional information regarding Stock Based Compensation, see Note 15 to our audited Consolidated Financial Statements for the year ended December 31, 2007.

Benefit Plans. We have a nonqualified retirement plan covering a select group of employees, which is called the supplemental executive retirement plan (SERP). The SERP is available to key employees designated by our Board of Directors. In accounting for the plan, we must determine the obligation associated with the plan benefits. In estimating the annual SERP expense we must make assumptions and estimates based upon our judgment and also on information we receive from an independent third party actuary. The actuarial assumptions and estimates are reviewed at least annually for any adjustments that may be required.

For additional information regarding Benefit Plans, see Note 14 to our audited Consolidated Financial Statements for the year ended December 31, 2007.

Fair Value. In February 2007, the FASB issued SFAS No. 159. We early adopted SFAS No. 157 and No. 159 effective January 1, 2007 with respect to our junior subordinated debentures. The fair value standards are required to be adopted January 1, 2008. Both standards address aspects of the expanding application of fair value accounting.

SFAS No. 157 establishes a hierarchical disclosure framework associated with the level of observable pricing utilized in measuring financial instruments at fair value. The degree of judgment utilized in measuring the fair value of financial instruments generally correlates to the level of observable pricing. Financial instruments with readily available active quoted prices or for which fair value can be measured from actively quoted prices generally will have a higher degree of observable pricing and a lesser degree of judgment utilized in measuring fair value. Conversely, financial instruments rarely traded or not quoted will generally have little or no observable pricing and a higher degree of judgment utilized in measuring fair value. Observable pricing is impacted by a number of factors, including the type of financial instrument, whether the financial instrument is new to the market and not yet established and the characteristics specific to the transaction. We use a discounted cash flow model to determine the fair value of the junior subordinated debentures using market discount rate assumptions.

SFAS No. 159 provides a fair value option election that allows companies to irrevocably elect fair value as the initial and subsequent measurement attribute for certain financial assets and liabilities, with changes in fair value recognized in earnings as they occur. SFAS No. 159 permits the fair value option election on an instrument by instrument basis at initial recognition of an asset or liability or upon an event that gives rise to a new basis of accounting for that instrument.

For additional information regarding fair value and the level of pricing transparency associated with financial instruments carried at fair value, see Note 18 to our unaudited Condensed Consolidated Financial Statements for the year ended December 31, 2007.

Results of Operations

Our results of operations depend primarily on net interest income, which is the difference between interest income, primarily from loans and investments, and interest expense from interest bearing liabilities, primarily deposits and borrowed funds. Changes in net interest income are influenced by the volume of assets and liabilities and the rates earned and paid respectively. Other factors that determine the level of net income include fee income, non-interest expense, the level of non-performing loans and other non-earning assets, and the amount of non-interest bearing liabilities supporting earning assets. Non-interest income includes service charges and other deposit related fees, origination fees and net gains and losses on the sale of loans and securities and income from bank owned life insurance. Non-interest expense consists primarily of employee compensation and benefits, occupancy, equipment and depreciation expense and other operating expenses.

The following discussion of our results of operations compares the years ended December 31, 2007, 2006 and 2005.

Comparison of the Years Ended December 31, 2007, 2006 and 2005

(dollars in thousands except per share data)	For the year ended December 31, 2007	2006	2005	% Change 2007	% Change 2006
Interest income	$ 80,101	$ 64,671	$ 41,379	23.9	56.3
Interest expense	39,925	28,855	12,932	38.4	123.13
Net interest income	40,176	35,816	28,447	12.2	25.9
Provision for credit losses	3,600	1,075	753	95.3	42.8
Net interest income after provision for credit losses	36,576	34,741	27,694	9.6	25.4
Non-interest income	11,342	8,666	8,210	30.9	5.5
Non-interest expense	31,236	26,668	22,800	17.1	17.0
Income before provision for income taxes	16,682	16,739	13,104	8.6	27.7
Provision for income taxes	4,923	5,670	4,076	(3.9)	39.1
Net income	$ 11,759	$ 11,069	$ 9,028	15.0	22.6
Earnings per share--basic	$ 1.64	$ 1.54	$ 1.33	15.6	15.8
Earnings per share--diluted	$ 1.61	$ 1.52	$ 1.30	15.1	16.9

Our net income grew by 6.2% or $690 thousand to $11.8 million for the year to date ended December 31, 2007 as compared to $11.1 million for the year ended December 31, 2006. In 2007 net income increased primarily due to growth in our loan and investment portfolios. Our return on average equity was 13.58% and return on average assets was 1.09% for the year ended December 31, 2007 compared to 14.05% and 1.25%, respectively, for the year ended December 31, 2006.

Our net income grew by 22.6% or $2.0 million to $11.1 million for the year ended December 31, 2006 as compared to $9.0 million for the year ended December 31, 2005. As in 2007, the 2006 net income increased again primarily due to growth in our loan and investment portfolios. Our return on average equity was 14.05% and return on average assets was 1.25% for the year ended December 31, 2006 compared to 14.87% and 1.46%, respectively, for the year ended December 31, 2005.

Net Interest Income and Net Interest Margin

Net interest income for the year ended December 31, 2007 increased over the year ended December 31, 2006 by $4.4 million or 12.2% to $40.2 million from $35.8 million. During 2006, the Federal Reserve increased its targeted federal funds rate by 125 basis points to 5.25%, where it remained until the third quarter of 2007. The Federal Reserve subsequently decreased the federal funds rate by 100 basis points between the end of the third and fourth quarter. The prime rate, as published in The Wall Street Journal, is based on a survey of what the 30 largest banks charge their customers. In recent years, the prime rate has moved in lockstep at a 300 basis point margin above the federal funds rate. The published prime rate is used as a base index on many of our loans. During 2007 competition for loans limited any increase in yield, while at the same time competition for deposits increased those rates. The prime rate decreased 100 basis points within a three month period at the end of 2007. The loans tied to prime re-priced in greater volume and at a faster pace than that of our deposits. The market for deposits rates has not decreased as much as other rates such as prime. The net effect was a decrease in net interest margin. The magnitude and speed of the change in interest rates, and the changing slope of the yield curve are significant factors in our net income that are beyond our control.

For the year ended December 31, 2007 our net interest margin decreased to 4.04% as compared to 4.44% for the same period in 2006. The 40 basis point decrease in net interest margin was the result of:

- higher funding costs due to competitive pressure in deposit rates in part from banks suffering liquidity issues;
- the 100 basis point decrease in the prime rate during the last three months of the year which affected approximately 49% or $378 million of our loans;
- deposits and other borrowings re-pricing slower and in smaller relative increments than our loans during the fourth quarter because of competitive pressures; and
- a larger percent of assets held in securities, 25.1% as of December 31, 2007 compared to 16.6% for the same period last year, which were added to compensate for lower loan growth and generally have a lower yield than loans.

Yields on securities increased in 2007 and helped mitigate margin compression in the fourth quarter when the Federal Reserve cut rates by 100 basis points. Due to an increase in our securities portfolio of higher yielding, fixed rate instruments, a smaller percentage of our interest bearing assets re-priced in a falling rate environment.

The largest component of interest income is interest earned on loans. Total interest income earned from loans for the year ended December 31, 2007 increased by $8.0 million compared to the same period in 2006. The average balance of our loan portfolio increased by $78.1 million; from $668.4 million at December, 31 2006 to $746.5 million at December 31, 2007, resulting in an increase of $6.9 million in our interest income. The yield on our loans increased by 18 basis points for the year ended December 31, 2007 compared to the same period in 2006, resulting in an increase of $1.2 million in interest income attributable to changes in rates.

Interest earned on federal funds sold and interest bearing deposits in other banks decreased by S176 thousand for the year ended December 31, 2007 over the prior year. The most significant reason for this decrease was the change in average volume from $6.3 million to $2.4 million, generating a decrease in interest income in the amount of $170 thousand. The yield on federal funds sold decreased for the same period from 4.46% to 4.37% resulting in a decrease in interest income of $6 thousand. As a result we shifted the funds to higher yielding assets. Interest earned on investments increased by $7.6 million for the year ended December 31, 2007 over the prior year primarily due to an increase in volume of available-for-sale debt securities which went from an average balance of $131.2 million at December 31, 2006 to $245.5 million at December 31, 2007, providing an increase in interest income of $6.5 million for the year ended December 31, 2007 compared to $2.9 million for the prior year. The yield on investments increased from 5.09% to 5.80% providing an increase of $1.0 million in interest income from a December 31, 2006 compared to December 31, 2007.

Interest expense on deposits increased by $10.0 million for the year ended December 31, 2007 compared to the prior year ended December 31, 2006, from $21.4 million to $31.4 million. This increase was partially due to the increase in the average balance of our interest bearing deposits from $557.3 million at December 31, 2006 compared to $714.0 million at December 31, 2007, resulting in an increase of $6.0 million in interest expense. The average rate on deposits increased to 4.39% for the year ended December 31, 2007 from 3.83% in the prior year which resulted in an increase of $4.0 million in interest expense.

During 2007, we funded our incremental earning asset growth with public fund deposits (primarily money market), FHLB borrowings, brokered CDs, retail CDs, and retail money market. As of December 31, 2007, public fund deposits were $179 million, or 21.4% of our total deposits of $837.1 million, compared to $131.8 million, or 17.1% of our total deposits of $772 million at December 31, 2006. Wholesale CDs were $108.4 million, or 13% of our total deposits at December 31, 2007, compared to $89.4 million, or 11.6% of our deposits at December 31, 2006. Our borrowings and repurchase agreements increased $136.9 million from $87.1 million at December 31, 2006 to $224 million at December 31, 2007.

Interest expense on other borrowings increased $1.1 million for the year ended December 31, 2007 compared to the prior year, due to an increase in average balances of $141.1 million at December 31, 2006 to $166.2 million at December 31, 2007, and partially offset by a decrease in our average borrowing rate from 5.31% at December 31, 2006 to 5.15% at December 31, 2007

During the first quarter of 2008 prior to filing this Annual Report on Form 10-K, the Federal Funds target rate declined by 200 basis points which is significant in magnitude and speed of change and will have a significantly negative impact on our net interest income. The negative impact is exacerbated by the turmoil in the markets that has caused competitors to not drop deposit rates as far or as quickly as loan rates because of their need for funding.

Net interest income in 2006 increased over 2005 by $7.4 million to $35.8 million from $28.4 million and increased $3.3 million in 2005. In 2006, net interest income increased largely from the increased volume in loans and investments coupled with the fact that the volume of assets earning interest increased at a faster rate than the liabilities earning interest in both 2006 and 2005.

During 2005 and the first half of 2006 interest rates increased rapidly. The Federal Reserve increased its target federal funds rate by 200 basis points in 2005 and 100 basis points in 2006. In recent years, the prime rate has moved in lock step at a 300 basis point margin above the federal funds rate. The published prime rate is used as a base index on many of the Bank's loan products. As rates increased in 2005, the Bank's net interest margin declined. The effect of a rising rate environment started to impact net interest income in 2005 because the increases in loan and investment rates lagged behind the deposit and borrowing rate increases. As market rates increased in 2005 and 2006, rates on deposits and borrowing increased at a much faster pace than rates on interest-earning assets. Interest expense increased by $15.9 million in 2006 and $6.2 million in 2005.

During 2006, our interest margin decreased 49 basis points to 4.44% from 4.93% in 2005. This 49 basis point decrease in net interest margin is due to two factors: deposits repricing upward at a faster pace than loans and investments in a rising rate environment and a larger percentage of assets being held in securities. During 2005, our interest margin decreased 35 basis points to 4.93% from 5.28% in 2004. This 35 basis point decrease in net interest margin is largely attributable to the shift in the mix of our liabilities from lower rate core deposits to higher rate time deposits and long term borrowings. This shift in funding sources is a result of selling a low cost funding source of $88.0 million in deposits in connection with the sale of seven financial centers in late 2004 and replacing it with higher cost funding. The other significant contributor to the decrease in margin was rising market interest rates and loans re-pricing at a much slower pace than the liabilities that funded them.

Interest earned on federal funds sold and interest bearing deposits decreased by $128 thousand in 2006 over the prior year. The most significant reason for this decrease was the change in average volume from $12.4 million to $6.3 million, generating a decrease in interest income in the amount of $240 thousand. The volume decreased and was shifted to higher yielding assets. The decrease in volumes was offset by the increase in yield which increased from 3.32% to 4.46%, generating an additional $112 thousand in interest income from the rate increase.

Interest earned on investments increased by $3.7 million in 2006 over the prior year. The most significant reason for this increase was a increase in volume of debt securities which went from $71.8 million to $131.2 million causing a increase in income of $2.9 million. The yield on investments increased from 4.08% to 5.09% providing $862 thousand in interest income from the rate increase.

The largest component of interest income is interest earned on the Bank's loan portfolio. Total interest income earned from loans in 2006 increased by $19.7 million; the net effect of an increase of $14.8 million due to an increase in the average volume of loans during the year plus an increase in the average yield on loans of $4.9 million. The average yield on loans increased from 7.72% in 2005 to 8.63% in 2006.

Interest expense on deposits in 2006 increased 181.6% or $13.8 million from $7.6 million to $21.4 million. The increase is largely due to the increase in volume and rate of interest paid on time deposits in particular. The average rate increased on time deposits to 4.60% in 2006 from 3.28% in 2005 which resulted in an increase of $2.7 million in time deposit interest expense. The average year-to-date volume of time deposits increased $158.3 million from the average year-to-date 2005 balance causing an increase in interest expense of $6.7 million. The total impact to interest expense from time deposits from both volume and rate movements was $9.4 million. Interest bearing checking (negotiable order of withdrawal or "NOW"), savings and money market deposit accounts ("MMDA") also contributed to the increase in interest expense. The average rate on NOW, savings and MMDA increased to 2.82% in 2006 from 1.33% in 2005 which resulted in an increase of $3.4 million in NOW, savings and MMDA interest expense. The average year-to-date volume of NOW, savings and MMDA increased $61.7 million from the average year-to-date 2005 balance causing an increase in interest expense of $1.0 million. The total impact to interest expense from NOW, savings and MMDA deposits from both volume and rate movements was $4.4 million. Interest expense on other borrowings increased $2.2 million from $5.3 million in 2005 to $7.5 million in 2006. The increase in average interest rate to 5.31% from 3.90% cost $1.9 million in interest expense including junior subordinated debentures which were tied to LIBOR (London Inter-Bank Offering Rate index) and increased from a weighted average rate of 7.66% in 2005 to 9.82% in 2006. The increase in borrowing volume in 2006 to an average balance of $140.9 million from $136.8 million in 2005 accounted for $165 thousand of the $2.2 million interest expense increase.

The following table sets forth a summary of average balances with corresponding interest income and interest expense as well as average yield and cost of funds for the periods presented. Average balances are derived from daily balances, and non-accrual loans are included as interest earning assets for purposes of this table.

Average consolidated statements of financial position and analysis of net interest spread were as follows *(dollars in thousands)*:

	2007			2006			2005		
Assets	**Average Balance**	**Interest Income (Expense)**	**Average Rates**	**Average Balance**	**Interest Income (Expense)**	**Average Rates**	**Average Balance**	**Interest Income (Expense)**	**Average Rates**
Earning Assets:									
Loans (Interest & Fees)[1]	$ 746,498	$ 65,765	8.81%	$ 668,443	$ 57,717	8.63%	$ 492,506	$ 38,043	7.72%
Federal funds sold and interest bearing deposits in banks	2,428	106	4.37%	6,325	282	4.46%	12,357	410	3.32%
Investment Securities [2]	245,465	14,230	5.80%	131,177	6,672	5.09%	71,765	2,926	4.08%
Total earning assets and interest income	994,391	80,101	8.06%	805,945	64,671	8.02%	576,628	41,379	7.19%
Other Assets:									
Cash and due from banks	14,180			14,904			16,611		
Bank premises and equipment	31,372			22,989			15,458		
Other assets	49,095			52,478			25,542		
Allowance for credit losses	(9,393)			(8,583)			(7,631)		
Total Assets	$1,079,645			$ 887,733			$ 626,608		
Liabilities and Shareholder's Equity									
Interest bearing liabilities:									
Deposits:									
NOW, Savings, and MMDA	$ 346,738	$(12,820)	3.70%	$ 239,261	$ (6,754)	2.82%	$ 177,577	$ (2,355)	1.33%
Time deposits	367,273	(18,543)	5.05%	318,055	(14,619)	4.60%	159,788	(5,237)	3.28%
Total interest bearing deposits	714,011	(31,363)	4.39%	557,316	(21,373)	3.83%	337,365	(7,592)	2.25%
Other borrowings	166,240	(8,562)	5.15%	140,881	(7,482)	5.31%	136,780	(5,340)	3.90%
Total interest bearing liabilities and interest expense	880,251	(39,925)	4.54%	698,197	(28,855)	4.13%	474,145	(12,932)	2.73%
Non-interest bearing liabilities	104,287			103,057			83,670		
Other liabilities	8,512			7,701			5,681		
Shareholder's equity	86,595			78,778			63,112		
Total liabilities and shareholders' equity & net interest income	$ 1,079,645	$ 40,176		$ 887,733	$ 35,816		$ 626,608	$ 28,477	
Net interest margin as a % of average earning assets			4.04%			4.44%			4.93%

(1) Average loan balance includes non-accrual loans. Loan fees and late charges of $3,818 thousand and $3,504 thousand are included in interest for the year to date ended December 31, 2007 and 2006, respectively.

(2) The yield on investment securities is calculated using historical cost basis. The yield on assets is calculated on a pre-tax, book value basis which does not consider the effect of tax exempt securities or the effect gains or losses have on yield.

An analysis of the change in net interest income is set forth on the following table. Changes due to both rate and volume are allocated in proportion to the relationship of the absolute dollar amounts of the change in each. Balances of non-accrual loans, if any, and related income recognized have been included for purposes of this table.

An analysis of the change in net interest income is as follows *(dollars in thousands)*:

	2007 compared to 2006 Increase (decrease) due to			2006 compared to 2005 Increase (decrease) due to		
	Volume	Rate	Net	Volume	Rate	Net
Interest earned on:						
Loans	$ 6,856	$ 1,192	$ 8,048	$ 14,794	$ 4,880	$ 19,674
Federal funds sold and deposits in banks	(170)	(6)	(176)	(241)	113	(128)
Investment securities	6,513	1,045	7,558	2,884	862	3,746
Total interest income	13,199	2,231	15,430	17,437	5,855	23,292
Interest paid on:						
Savings, NOW and MMDA	$ 3,590	$ 2,476	$ 6,066	$ 1,035	$ 3,365	$ 4,400
Time deposits	2,398	1,526	3,924	6,672	2,709	9,381
Other borrowings	1,312	(232)	1,080	165	1,977	2,142
Total Interest expense	7,300	3,770	11,070	7,872	8,051	15,923
Net interest income	$ 5,899	$ (1,539)	$ 4,360	$ 9,565	$ (2,196)	$ 7,369

Provision for Loan Losses. The provision for loan losses is a charge against earnings in that period. The provision is the amount required to maintain the allowance for credit losses at a level that, in management's judgment, is adequate to absorb estimated loan losses inherent in the loan portfolio.

The provision for loan losses for the year ended December 31, 2007 was $3.6 million compared to $1.1 million for the year ended December 31, 2006. Net charge-offs for the year ended December 31, 2007 totaled $1.5 million compared to $592 thousand in net charge-offs for the same period in 2006.

The increase in provision expense during the fourth quarter 2007 and the year ended December 31, 2007, primarily reflects our assessment of the potential impact on our region of the deterioration of the national economic trends, our concentration in real estate lending, the growth of our loan portfolio, and additional specifically identified credits. Also during the fourth quarter the Bank experienced deterioration in the general construction portfolio reflective of some borrowers seeking rate and amortization relief. During the fourth quarter we experienced an increase in delinquencies associated with the areas previously identified. While not centered in any one borrower, project, or geographic area, management believes we will see an increased number of borrowers with cash-flow and liquidity problems.

Each of these components influences our assessment of the adequacy of the Allowance, and we elected to increase the provision to ensure we are adequately reserved to account for these factors.

The provision for loan losses for the year ended December 31, 2006 was $1.1 million compared to $753 thousand for the year ended December 31, 2005. Net charge-offs for the year ended December 31, 2006 totaled $592 thousand compared to $749 thousand in net charge-offs for the same period in 2005.

The increase in provision expense for the year ended December 31, 2006 was made to accommodate growth in the portfolio. Net charge-offs to average loans outstanding were at historically low levels at December 31, 2006.

Non-Interest Income. The following table presents, for the periods indicated, the major categories of non-interest income.

(dollars in thousands)	For the year to date ended December 31, 2007	2006	2005	% Change 2007	% Change 2006
Non-Interest Income					
Service charges on deposit accounts	$ 4,061	$ 3,953	$ 3,569	2.7	10.8
Origination fees and gain on sales of loans	1,952	1,809	1,634	7.9	10.7
Net gain on sale of securities	703	52	-	1251.9	N/A
Change in market value of trusts preferred debt	1,262	-	-	N/A	N/A
Income from bank owned life insurance	905	693	722	30.6	(4.0)
Gross income from Venture Wealth Management	581	751	507	(22.6)	48.1
Other non-interest income	1,878	1,408	1,778	33.4	(20.8)
Total Non-Interest Income	$ 11,342	$ 8,666	$ 8,210	30.9	5.6

Total non-interest income increased $2.7 million or 30.9% for the year ended December 31, 2007 compared to the same period last year. The largest factor in the increase is the change in market value of junior subordinated debentures which increased $1.3 million for the year ended December 31, 2007 compared to the same period last year as the Company adopted FAS157 and 159 for its junior subordinated debt beginning in 2007. Due to favorable market conditions, a net gain on sale of securities provided $703 thousand of non-interest income for the year ended December 31, 2007 compared to a $52 thousand gain for the same period in 2006. Additional participants and an increase in the face amount of the Bank Owned Life Insurance (BOLI) policies resulted in a 30.6% increase in BOLI income for the year ended December 31, 2007. The origination fees and gains on sale of saleable mortgages increased at a slower rate than the increase of the loans held for sale due to market pressures to decrease fees and a recent change in the mix of the type of loans in the loans held for sale category. The 33.4% increase in other non-interest income was primarily due to $191 thousand insurance reimbursement of legal fees, $60 thousand for the final semi-annual installment fee under the merchant service agreement with a third party vendor, and a $51 thousand increase in a demutualization of General American Mutual Fund. The decrease in gross income from Venture Wealth Management of 22.6% was due to staffing changes and loss of key personnel. This decrease was mitigated by the overall increase of 30.9% in non-interest income for the year ended December 31, 2007 compared to the year ended December 31, 2006.

Total non-interest income increased $456 thousand or 5.6% for the year ended December 31, 2006 compared to 2005. This is primarily due to service charges on deposit accounts increasing by 10.8%, mainly due to increases in both NSF income and bounce protection fee income. Origination fees and gains on the sale of residential real estate loans increased in 2006 by $175 thousand or 10.7% over 2005 mainly due to a higher volume of loans sold. Venture Wealth Management increased its gross income 48.1% due to increased sales and commissions. Other non-interest income decreased 20.8% primarily due to a one time recognition in 2005 of other income related to a demutualization of an insurance policy in the amount of $260 thousand and to the termination of a small loan (payday lending) contract in which $170 thousand was received.

Non-Interest Expense. The following table presents, for the periods indicated, the major categories of non-interest expense.

(dollars in thousands)	For the year to date ended December 31, 2007	2006	2005	% Change 2007	% Change 2006
Non-Interest Expense					
Salaries and employee benefits	$ 17,165	$ 14,985	$ 12,093	14.5	23.9
Occupancy and equipment	4,826	4,072	3,754	18.5	8.5
Advertising / public relations	1,848	1,408	1,268	31.3	11.0
Amortization of intangible assets	287	287	155	0.0	85.2
Office supplies, telephone and postage	1,033	843	736	22.6	14.5
Director fees	180	178	130	1.1	36.9
Expense from foreclosed assets	53	34	105	54.5	(67.6)
Washington State excise tax	1,401	1,047	708	33.9	47.9
Other non-interest expense	4,443	3,814	3,851	16.5	(0.9)
Total Non-Interest Expense	$ 31,236	$ 26,668	$ 22,800	17.1	17.0

Total non-interest expense increased 17.1% or $4.6 million for the year ended December 31, 2007 compared to the same period in 2006. Salaries and benefits represent the largest component of non-interest expense, which increased $2.2 million, or 14.5%, primarily due to internal growth and the hiring of 9 additional mortgage representatives in Pierce County. The number of full time equivalent employees increased to 275 at December 31, 2007 compared to 239 at December 31, 2006. Occupancy and equipment expenses increased $754 thousand or 18.5% for the year ended December 31, 2007 from the same period last year. This is due primarily to the building and relocation of the administrative offices and the addition of two new financial centers as well as increased real estate property taxes and the related depreciation expenses. An increase of 31.3% or $440 thousand in advertising and public relations expense is attributable to product campaigns and expansion into new markets. Washington State excise tax increased 33.9% in direct relation to the increase in gross revenues for 2007 compared to the same period in 2006. Other non-interest expense increased 16.5% for the year ended December 31, 2007 from the same period in 2006. The increase is due primarily to costs associated with the 2007 shelved S-1 registration statement preparation and filing costs of $383 thousand, $210 thousand of a goodwill impairment write-off for Venture Wealth Management and an increase in operational losses of $110 thousand for the year ended December 31, 2007 compared to same period last year.

Total non-interest expense increased 17.0% or $3.9 million for the year ended December 31, 2006 compared to 2005. Salaries and benefits represent the largest component of non-interest expense, and increased $2.9 million, or 23.9%, primarily due to the Redmond National Bank acquisition; in 2006 those employees were employed for a full year compared to only four months from the date of acquisition in September 2005. Employee bonuses were also higher in 2006 over 2005 due to increased profitability. We hired an additional 23 employees and the related salaries and benefits are reflected in 2006. Occupancy costs and equipment expenses increased $318 thousand or 8.5% in 2006 from 2005 due to increased real estate property taxes, maintenance contracts, and depreciation expense. Advertising and public relations increased 11.0% due to increased marketing campaigns as well as the Washington State excise tax increased 47.9% in relation to the increase in gross revenues for the year ended December 31, 2006 compared to the year ended December 31, 2005. Other non-interest expense did not change significantly from 2005 to 2006. It is comprised mainly of legal, accounting, consulting, ATM processing fees, and insurance expense.

Provision for Income Taxes. We recorded tax provisions of $4.9 million for the year ended December 31, 2007 compared to $5.7 million for 2006. Our effective tax rate was approximately 30.0% for the year ended December 31, 2007 and approximately 33.9% for the year ended December 31, 2006. The effective tax rate in 2007, has been lower than our historical effective tax rate primarily due to an overall increase in permanent tax differences and an adjustment to reflect the re-evaluation of our taxes payable.

We recorded tax provisions of $5.7 million for the year ended December 31, 2006 compared to $4.1 million for 2005. Our effective tax rate was approximately 33.9% for the year ended December 31, 2006 and approximately 31.1% for the year ended December 31, 2005.

Capital

Current risk-based regulatory capital standards generally require banks and bank holding companies to maintain a minimum ratio of "core" or "Tier 1" capital (consisting principally of common equity) to risk-weighted assets of at least 4%, a ratio of Tier 1 capital to adjusted total assets (leverage ratio) of at least 4% and a ratio of total capital (which includes Tier 1 capital plus certain forms of subordinated debt, a portion of the allowance for credit losses and preferred stock) to risk-weighted assets of at least 8%. Risk-weighted assets are calculated by multiplying the balance in each category of assets by a risk factor, which ranges from zero for cash assets and certain government obligations to 100% for some types of loans, and adding the products together.

	Regulatory Requirements (Greater than or equal to stated percentage)		Actual at December 31, 2007	
	Adequately Capitalized	Well Capitalized	Venture Bank	Venture Financial Group, Inc.
Tier 1 leverage capital ratio	4.00 %	5.00 %	8.18 %	8.37 %
Tier 1 risk-based capital	4.00 %	6.00 %	9.15 %	9.34 %
Total risk-based capital	8.00 %	10.00 %	10.31 %	10.50 %

	Regulartory Requirements (Greater than or equal to stated percentage)		Actual at December 31, 2006	
	Adequately Capitalized	Well Capitalized	Venture Bank	Venture Financial Group, Inc.
Tier 1 leverage capital ratio	4.00 %	5.00 %	8.51 %	9.44 %
Tier 1 risk-based capital	4.00 %	6.00 %	10.14 %	10.27 %
Total risk-based capital	8.00 %	10.00 %	11.27%	11.39 %

We were well capitalized at both Venture Bank and the holding company at December 31, 2007 and December 31, 2006 for federal regulatory purposes.

In order to manage our capital position more efficiently, we have formed statutory trusts for the sole purpose of issuing trust preferred securities. We had junior subordinated debentures with a fair value of $21.8 million at December 31, 2007 and carrying value of $22.6 million at December 31, 2006. At December 31, 2007, 100% of the total issued amount, had interest rates that were adjustable on a quarterly basis based on a spread over LIBOR. Decreases in short-term market interest rates during 2007 have resulted in increased interest expense for junior subordinated debentures. Although any additional increases in short-term market interest rates will increase the interest expense for junior subordinated debentures, we believe that the ability to refinance these obligations will serve to mitigate the impact to net interest income on a consolidated basis. The pricing and availability of these securities is subject to market conditions which changed dramatically in late 2007 making it a more expensive source of funding compared to prior years. In July 2007, we called $13.4 million of junior subordinated debentures originally issued by FCFG Capital Trust I in 2002. We immediately replaced these with a new issuance in the same amount by VFG Capital Trust I. Our capital did not change as a result of this transaction. We paid quarterly interest payments at the 3-month LIBOR rate plus 365 basis points on the FCFG Capital Trust I issuance. The rate on the new issuance is the 3-Month LIBOR rate plus 145 basis points, which re-prices quarterly, and will provide a significant savings. The stated maturity date of this issuance is September 2037, and the debentures may be prepaid without penalty beginning September 2012.

In April 2003, we raised $6.2 million (FCFG Capital Trust II) through a participation in a pooled junior subordinated debentures offering. The floating rate junior subordinated debentures issued by FCFG Capital Trust II accrue interest at a variable rate of interest, calculated quarterly, at LIBOR plus 325 basis points per annum on the outstanding balance. The stated maturity date of this issuance is October 2033, and the debentures may be prepaid without penalty beginning April 2008. The majority of these funds were utilized for the purchase of Harbor Bank in 2002 and to repurchase our common stock. In December 2003, Washington Commercial Bancorp raised $3.1 million (Washington Commercial Statutory Trust I) through its participation in a pooled junior subordinated debentures offering. The floating rate junior subordinated debentures issued by Washington Commercial Statutory Trust I accrue interest at a variable rate of interest, calculated quarterly at LIBOR plus 285 basis points per annum on the outstanding balance. The stated maturity date of this issuance is December 2033, and these debentures may be prepaid without penalty beginning December 2008. We acquired the Washington Commercial Bancorp junior subordinated debentures upon completion of our merger.

On March 5, 2005 the Federal Reserve adopted regulations that mandate the maximum amount of junior subordinated debentures that may be included in our Tier 1 Capital calculation. Our capital ratios are calculated in accordance with this regulation and the entire issued amount of junior subordinated debentures qualified as Tier 1 Capital for regulatory capital purposes. We retain the ability to issue additional junior subordinated debentures and have such securities qualify as Tier 1 Capital under the rules.

Liquidity

Liquidity management involves the ability to meet cash flow requirements of customers who may be either depositors wanting to withdraw funds or borrowers needing assurance that sufficient funds will be available to meet their credit needs. Liquidity is generated from both internal and external sources. Internal sources are those assets that can be converted to cash with little or no risk of loss. Internal sources include overnight investments in interest bearing deposits in banks, federal funds sold and all or a portion of available for sale investment securities. External sources refer to the ability to access new deposits, new borrowings and capital and include increasing savings and demand deposits, certificates of deposit, federal funds purchased, repurchase agreements, short and long term debt, and the issuance of capital and debt securities.

We have a formal liquidity policy, and in the opinion of management, our liquid assets are considered adequate to meet our anticipated cash flow needs for loan funding and deposit withdrawals. Our liquidity is comprised of three primary classifications: cash flows from or used in operating activities; cash flows from or used in investing activities; and cash flows provided by or used in financing activities.

At December 31, 2007, cash, deposits in banks, federal funds sold and all securities available for sale totaled $297.9 million of which $208.5 million was pledged. We will manage our liquidity by changing the relative distribution of our asset portfolios, i.e., reducing investment or loan volumes, or selling or encumbering assets. Further, we will increase liquidity by soliciting higher levels of deposit accounts through promotional activities or borrowing from our correspondent banks as well as the Federal Home Loan Bank, or other borrowing sources. At December 31, 2007 short and long term borrowing lines of credit totaled $279.4 million. These credit facilities are being used regularly as a source of funds. At December 31, 2007, $170.0 million was borrowed against these lines of credit, of that amount $146 million were short-term borrowings. At December 31, 2007, overnight federal funds lines of credit totaled $100.0 million. These credit lines were accessed as a source of funding during 2007 and had a zero balance at December 31, 2007. At the current time, our long-term liquidity needs primarily relate to funds required to support loan originations and commitments and deposit withdrawals. All of these needs can currently be met by cash flows from investment payments and maturities, and investment sales if the need arises. Another available source of liquidity if necessary to fund our future growth could be the issuance of additional trust preferred securities. The pricing and availability of these securities is subject to market conditions which changed dramatically in 2007 making it a more expensive source of funding compared to prior years.

Our primary investing activities are the origination of real estate, commercial and consumer loans and purchase of securities. Increases in gross loans including loans held for sale for the year ended December 31, 2007 were $67.0 million compared to the prior year end.

Management believes that the Company's liquidity position at December 31, 2007 was adequate to fund ongoing operations.

See Note 9 – Federal Funds Purchased, Short-Term Repurchase Agreements, and Short-Term Borrowings and Note 10 – Long-Term Debt, Long-Term Repurchase Agreements, and Junior Subordinated Debentures to the Company's consolidated financial statements for more detailed information.

Financial Condition

Our total consolidated assets at December 31, 2007, December 31, 2006 and December 31, 2005 were $1.2 billion, $978.1 million and $752.8 million, respectively. Total deposits at December 31, 2007, December 31, 2006 and December 31, 2005 were $837.1 million, $771.3 million and $514.0 million, respectively.

Loans

Total loans and loans held for sale at December 31, 2007, December 31, 2006 and December 31, 2005 were $783.1 million, $716.1 million and $602.3 million, annual increases of 9.4%, 18.9% and 39.2%, respectively. Our loan growth has been focused in commercial and real estate construction lending. Loans held for sale increase by $12.7 million from a balance of $4.6 million at December 31, 2006 to $17.4 million at December 31, 2007. This was due to the recent expansion of our mortgage operations.

The following table sets forth the relative composition of our loan portfolio at the end of the periods indicated:

	December 31,							
(dollars in thousands)	2007		2006		2005		2004	
Commercial	$ 80,975	10.3%	$ 75,017	10.5%	$ 74,921	12.4%	$ 58,556	13.5%
Real Estate								
Residential 1-4	38,926	5.0%	40,371	5.6%	15,777	2.6%	9,415	2.2%
Commercial	259,660	33.2%	276,637	38.6%	310,284	51.5%	250,947	58.0%
Construction	375,137	47.9%	305,606	42.8%	187,514	31.2%	101,509	23.5%
Consumer	11,030	1.4%	13,822	1.9%	8,140	1.4%	5,275	1.2%
Small Loans	0	0.0%	0	0.0%	0	0.0%	3,821	0.9%
Total Loans	765,728	97.8%	711,453	99.4%	596,636	99.1%	429,523	99.3%
Loans Held for Sale	17,389	2.2%	4,642	0.6%	5,699	0.9%	3,118	0.7%
Total Loans and Loans Held for Sale	$ 783,117	100.0%	$ 716,095	100.0%	$ 602,335	100.0%	$ 432,641	100.0%

The following tables show the amounts of loans as of December 31, 2007 and December 31, 2006. Of the loans maturing after one year, as of December 31, 2007, $118.9 million had fixed interest rates and $239.1 million had adjustable interest rates, and as of December 31, 2006, $68 million had predetermined or fixed interest rates and $264 million had floating or adjustable interest rates. As of December 31, 2007, 65.8% of our floating rate loans were tied to the prime rate.

As of December 31, 2007:

(dollars in thousands)	Within One Year	Maturity After One But Within Five Years	After Five Years	Total
Commercial	$ 61,417	$ 14,862	$ 4,696	$ 80,975
Real Estate				
Residential 1-4	17,119	7,085	32,111	56,315
Commercial	47,240	70,714	141,706	259,660
Construction	295,000	69,225	10,912	375,137
Consumer and other	4,297	2,660	4,073	11,030
Total	$ 425,073	$ 164,546	$ 193,498	$783,117

As of December 31, 2006:

(dollars in thousands)	Within One Year	Maturity After One But Within Five Years	After Five Years	Total
Commercial	$ 52,568	$ 13,182	$ 9,267	$ 75,017
Real Estate				
Residential 1-4	22,046	6,448	11,877	40,371
Commercial	71,155	53,191	152,291	276,637
Construction	259,814	41,913	3,879	305,606
Consumer and other	8,288	2,040	3,494	13,822
Total	$ 413,871	$ 116,774	$ 180,808	$711,453

Concentrations. As of December 31, 2007, in management's judgment, a concentration of loans existed in real estate related loans. At December 31, 2007, our portfolio was centered in real estate loans with construction loans at 47.9% of the portfolio, commercial real estate loans at 33.2% and residential 1-4 family units at 5.0%. Although management believes the loans within the real estate related concentration have no more than the normal risk of collectibility, a substantial decline in the performances of the economy, in general, or a decline in real estate values in our market areas, in particular, could have an adverse impact on collectibility, increase the level of real estate related non-performing loans, or have other adverse effects which alone or in the aggregate could have a material adverse effect on our business, financial condition, results of operations, and cash flows.

Asset Quality. Generally, loans are placed on non-accrual status when they become 90 days or more past due or at such earlier time as management determines timely recognition of interest to be in doubt. Accrual of interest is discontinued on a loan when management believes collection of interest is unlikely after considering economic and business conditions and collection efforts.

The following table summarizes our non-performing assets, which consist of loans on which interest is no longer accrued, accruing loans past due 90 days or more, foreclosed real estate and other assets.

(dollars in thousands)	December 31, 2007	December 31, 2006
Non-accrual loans	$ 3,007	$ 691
Accruing loans past due 90 days or more	110	-
Total non-performing loans (NPLs)	3,117	691
Foreclosed real estate	68	34
Total non-performing assets (NPAs)	$ 3,185	$ 725
Selected ratios		
NPLs to total loans	0.40%	0.10%
NPAs to total loans and foreclosed real estate	0.41%	0.10%
NPAs to total assets	0.27%	0.07%

Impaired and Non-accrual Loans. Impaired loans are loans for which it is probable that we will not be able to collect all amounts due according to the original contractual terms of the loan agreement. We typically classify these loans as Substandard, Doubtful, or Loss. Impaired loans, specifically Substandard or Doubtful loans, may not be on non-accrual status as we continue to accrue interest if borrowers continue to make payments. The category "impaired loan" is broader than the category "non-accrual loan," although the two categories overlap. Non-accrual loans are those loans on which the accrual of interest is discontinued when collectibility of principal and interest is uncertain or payments of principal or interest have become contractually past due 90 days. Management may choose to categorize a loan as impaired, i.e. Substandard, Doubtful or Loss, due to payment delinquency or uncertain collectibility, and will closely monitor the loan to ensure performance and collection of amounts due in accordance with the original contractual terms of the loan. See Notes 5 and 22 of the consolidated financial statements for additional information.

Late in the first quarter of 2008, management identified two problem lending relationships aggregating $4.4 million, one centered in a land development project and the other, a single family residential construction loan. These loan balances are in addition to our non-accrual balances. While the required payments on the loans included in these relationships were current at the end of 2007, management determined that these relationships should be designated as impaired effective December 31, 2007 due to the declining values in the specific markets in which the collateral is located. Based on this determination, a write-down of principal totaling $802 thousand was necessary to bring outstanding principal in line with the current market value. In discussions with the land development borrower in December 2007, the borrower made assurances that there were no issues and then in 2008 the borrower chose to stop paying us and other lenders. These two loans were not in non-accrual status as of December 31, 2007 as all payments were current.

The following table summarizes our non-accrual loans at the periods indicated. Non-accrual loans with valuation allowance refers to the portion of our total non-accrual loans that have been identified as having loss exposure and have a specific amount set aside for them in the Allowance. We refer to the specific amount set aside for these loans as the allocation of the Allowance.

(dollars in thousands)	At December 31, 2007	At December 31, 2006
Total non-accrual loans	$ 3,007	$ 691
Non-accrual loans with valuation allowance	$ 2,074	$ 365
Allocation of allowance for credit losses	$ 726	$ 116

Gross interest income of $98 thousand would have been recorded for the year ended December 31, 2007 if the non-accrual loans had been current in accordance with their original terms and had been outstanding throughout the period or since origination. Interest income on these loans was not included in net income in 2007.

Foreclosed Real Estate. As of December 31, 2007, we held two foreclosed properties, represented by two single family residential building lots. The carrying value of the properties aggregated $68 thousand. As of December 31, 2006, we held one foreclosed property carried at $34 thousand. Valuation occurs when a property is foreclosed upon, and annually thereafter. We typically use the lesser of an appraised value or tax assessed value to establish the carrying values. For the properties noted, we have used assessed value due to the amounts involved. The change over the two periods reflected a second property being foreclosed upon, with the December 31, 2006 property included in the December 31, 2007 balance.

Allowance for Credit Losses

We must maintain an adequate allowance for credit losses, the Allowance, based on a comprehensive methodology that assesses the estimated losses inherent in our loan portfolio. The Allowance reflects our current estimate of the amount required to absorb probable losses on existing loans and commitments to extend credit. There is no precise method of predicting specific credit losses or amounts that ultimately may be charged off on segments of the loan portfolio. The determination that a loan may become uncollectible, in whole or in part, is a matter of judgment. Similarly, the adequacy of the Allowance is determined based on management's judgment, and on the analysis of various factors including historical loss experience based on volumes and types of loans; volumes and trends in delinquencies and non-accrual loans; trends in portfolio volume; results of internal credit reviews; and economic conditions.

Management conducts a full review of the Allowance on a regular basis, including:

- consideration of economic conditions and the effect on particular industries and specific borrowers;
- a review of borrowers' financial data, together with industry data, the competitive situation, the borrowers' management capabilities and other factors;
- a continuing evaluation of the loan portfolio, including monitoring by lending officers and staff, of all loans which are identified as being of less than acceptable quality;
- an in-depth appraisal, on a monthly basis, of all loans judged to present a possibility of loss (if, as a result of such monthly appraisals, the loan is judged to be not fully collectible, the carrying value of the loan is reduced to that portion considered collectible); and
- an evaluation of the underlying collateral for secured lending, including the use of independent appraisals of real estate properties securing loans.

Our quarterly analysis of the adequacy of the Allowance is reviewed by our Board of Directors. We consider the Allowance to be adequate to cover estimated loan losses relating to the loans outstanding as of each reporting period.

Losses on loans are charged against and reduce the Allowance in the period in which such loans, in our opinion, become uncollectible. Recoveries during the period are credited to the Allowance. Periodically, a provision for credit losses is charged to current income. This provision acts to replenish the Allowance and to maintain the Allowance at a level that management deems adequate.

Specific Allocations. All classified loans are evaluated for potential loss exposure. If a loan is classified, our loss exposure on that loan is measured based on expected cash flows or collateral values, and if necessary, a specific portion of the Allowance for credit losses is allocated to that loan.

General Allowances. Each loan officer recommends grades for each loan in their assigned portfolio, beginning at loan inception, and annually thereafter when financial statements of the borrower are received and reviewed. All loan grades require the approval of the manager of Credit Administration and the Chief Lending Officer. Grading changes may also occur if, for example, a loan is delinquent or the collateral deteriorates. Grades range from "excellent" loans graded a "1", to "loss" loans graded a "7". Beginning in 2008, loan grades have been expanded to 8 grades.

We perform a portfolio segmentation based on risk grading. The loss factors for each risk grade are determined by management based on management's assessment of the overall credit quality at quarter end, taking into account various qualitative and quantitative factors such as trends of past due and non-accrual loans, asset classifications, collateral value, loan grades, historical loss experience and economic conditions

The following table sets forth activity in the allowance for credit losses for the periods indicated:

(dollars in thousands)	Year Ended December 31, 2007	Year Ended December 31, 2006
Balance at beginning of period	$ 8,917	$ 8,434
Provision for credit losses	3,600	1,075
Charge-offs:		
Commercial	(568)	(804)
Real Estate Mortgage and Construction	(999)	-
Consumer	(54)	(49)
Total charge-offs	(1,621)	(853)
Recoveries:		
Commercial	30	128
Real Estate Mortgage and Construction	37	-
Consumer	12	133
Total recoveries	79	261
Net (charge-offs) / recoveries	(1,542)	(592)
Balance at end of period	$ 10,975	$ 8,917
Gross loans	$ 783,117	$ 716,095
Average loans	$ 746,498	$ 668,443
Non-performing loans	$ 3,117	$ 691
Selected ratios:		
Net (charge-offs) / recoveries to average loans	(0.21)%	(0.09)%
Provision for credit losses to average loans	0.49%	0.16%
Allowance for credit losses to loans outstanding at end of period	1.43%	1.25%
Allowance for credit losses to non-performing loans	352.1%	1290%

We allocate the Allowance by assigning general percentages to our major loan categories (construction, commercial real estate, residential real estate, C&I and consumer), and assign specific percentages to each category of loans rated from 4 through 7. We also make specific allocations on individual loans when factors are present requiring a greater reserve, typically the result of reviews of updated appraisals, or other collateral analysis.

The following table indicates management's allocation of the allowance for credit losses among major loan categories:

(dollars in thousands)	December 31, 2007		December 31, 2006	
	Amount	% of Total Allowance	Amount	% of Total Allowance
Commercial	$ 1,085	9.9%	$ 1,791	20.1%
Real Estate				
Commercial	3,329	30.3%	2,478	27.8%
Construction	5,738	52.3%	2,088	23.4%
Residential	348	3.2%	519	5.8%
Consumer	45	0.4%	44	0.5%
Unallocated	430	3.9%	1,997	22.4%
Total	$ 10,975	100.0%	$ 8,917	100.0%

We consider many factors to determine the amount and allocation of the Allowance, centered on overall portfolio performance by loan category/type, local and national economic trends, and assessments of categories of collateral. These statistics are measured against our current allocation and our historical loss record for the previous five-year period to aid in assessing the adequacy of the Allowance.

Management's ongoing review of the allocation of the Allowance resulted in a shift of the allocation between the Commercial and Construction segments as a result of a general improvement in the Commercial segment where our "specifically identified" loans in that category showed a significant decline, i.e. that portfolio improved year over year, while at the same time the "specifically identified" segment of the construction portfolio increased.

Our commercial real estate loans are a mixture of new and seasoned properties, retail, office, warehouse, and some industrial properties. Loans on properties are generally underwritten at a loan-to-value ratio of less than 80% with a minimum debt coverage ratio of 1.20:1. Our grading system allows our loan portfolio, including real estate, to be ranked across three "pass" risk grades. Generally, the real estate loan portfolio is rated as a Grade 3, reflective of the overall quality of the existing portfolio, notwithstanding the various risks inherent in the real estate portfolio, such as large size and complexity of individual credits, and overall concentration of credit risk.

Our construction portfolio reflects some borrower concentration risk, and also carries the additional risks generally encountered with construction loans. We also finance contractors who construct homes or commercial properties that are not pre-sold. These construction loans are generally more risky than permanent mortgage loans because they are dependent upon the borrower's ability to complete the construction on time and within budget and then to generate cash to service the loan by selling or leasing the project. The value of the collateral is realized on project completion when market conditions may have changed. For these reasons, a higher allocation is sometimes justified in this loan category.

We have been engaged in an ongoing and active initiative to ensure we are compliant with both the spirit and letter of the new commercial real estate guidelines promulgated by the regulatory agencies. Our framework for such evolution is multi-faceted and robust in scope, and we believe our systems and methodologies subscribe to the precepts of the guidelines at all levels. Our practices include active and ongoing senior management involvement, including informed oversight by the Board of Directors.

Small Loans. Beginning July 1, 2005 we exited our payday lending relationship. Provisions for loan losses on small loans were made monthly. We allocated a portion of the Allowance at a level sufficient to cover all small loans that have defaulted, as well as an amount sufficient to absorb the anticipated losses on two small loan operating cycles (approximately one month in duration), based both our historical loss experience and that of the industry. Losses in the small loan portfolio were limited by agreement to a percentage of revenue earned from the portfolio by Venture Bank's agent.

During a regulatory examination during the fourth quarter of 2004, the FDIC directed us to charge-off all payday loans that had been outstanding (not past due) to borrowers for 60 days from the original loan date. The FDIC requested that we charge-off the principal balance of loans meeting the above criteria for the periods of December 31, 2003, and December 31, 2004. We believed that under generally accepted accounting principles, and based on our actual experience, a total loss of all payday loans outstanding for 60 days from the origination date was not probable, and the specific Allowance allocated to the payday lending portfolio, together with the stop-loss provisions in the marketing and servicing agreement with our payday lending partner, was adequate. All actual charge-offs and recoveries for December 31, 2003 and September 30, 2004 were recognized and run through the Allowance as of December 31, 2003 and September 30, 2004. As a result of the regulatory charge-off, we had a difference between our regulatory accounting principles (RAP) financials and our generally accepted accounting principles (GAAP) financials.

The financial entries made for regulatory purposes resulted in a $746 thousand reduction in loan balances with a corresponding reduction in the Allowance as of December 31, 2003. Additional charge-offs of $1.2 million and recoveries of $501 thousand were required for regulatory accounting purposes for the year ended December 31, 2004, and additional charge-offs of $311 thousand and recoveries of $35 thousand were required through June 30, 2005, as compared to the financial statements presented under GAAP.

Investment Portfolio

The market value of our investment securities at December 31, 2007 totaled $297.0 million compared to $162.4 million at December 31, 2006. We increased our investments by purchasing $240.0 million in securities during the year ended December 31, 2007 and decreased our investments as a result of maturities, principal pay-downs, and sales totaling $102.9 million. We adjusted the portfolio mix during the year ended December 31, 2007 to include additional mortgage-backed, asset-backed and equity securities. The tax equivalent yield of the investment portfolio was 6.76% at December 31, 2007. At December 31, 2007, gross unrealized gains and losses netted to be a $10.0 million net loss which is the equivalent of a 3.26% decline in total book value of the portfolio. Included in the net portfolio loss are gross unrealized losses on available for sale securities of $11.2 million. The gross unrealized loss on available for sale securities is centered in two security classes. The first is Freddie Mac preferred stock which had unrealized losses totaling $5.8 million on a book balance of $46.8 million. The tax equivalent yield at December 31, 2007 on the Freddie Mac preferred stock is 9.40%. The second is purchased Trust Preferred debt which had unrealized losses of $4.0 million on a book balance of $42.7 million. This debt is rated "A" and has a tax equivalent yield of 6.01%. All payments on these two securities have been made as agreed and are expected to continue being paid as agreed.

Subsequent to year-end, in the first quarter of 2008, treasury rates have moved due to changes in the Fed Fund rates which were lowered by the Federal Reserve by 200 basis points.

Securities available-for-sale are carried at fair value on our balance sheet; securities held-to-maturity are carried at amortized cost. Management has the ability and intent to hold the securities classified as held-to-maturity until they mature, at which time the Company expects to receive full value for the securities. Furthermore, management also has the ability and intent to hold the securities classified as available-for-sale for a period of time sufficient for a recovery of cost. The unrealized losses typically are due to increases in market interest rates over the yield available at the time the underlying securities were purchased. The unrealized losses in turbulent market conditions also will reflect market uncertainty that is not necessarily specifically related to the security being priced, but more reflective of market conditions. The fair value is expected to recover as the securities approach their maturity date or repricing date or if market yields for securities for such investments decline. Management does not believe any of the securities are impaired due to reasons of credit quality. Accordingly, as of December 31, 2007, management believes the unrealized losses greater than twelve months detailed in the table below are temporary and no impairment loss has been realized in the Company's consolidated income statement.

The recorded amounts of investment securities held by us and their fair value at the dates indicated are set forth in the following table:

(dollars in thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses Less Than 12 Months	Gross Unrealized Losses Greater Than 12 Months	Fair Value
December 31, 2007					
Securities Available-for-Sale					
U.S. Government and Agency Securities	$ -	$ -	$ -	$ -	$ -
Mortgage-Backed Securities	178,649	1,381	(772)	(291)	178,967
Municipal Securities	16,806	91	(333)	-	16,564
Asset Backed Securities	42,736	-	(3,978)	-	38,758
Corporate Securities	2,934	-	(77)	-	2,857
Equity Securities	48,824	-	(5,793)	-	43,031
	$ 289,949	$ 1,472	$ (10,953)	$ (291)	$ 280,177
Securities Held-to-maturity					
Corporate Securities	$ 16,800	$ 171	$ (400)	$ -	$ 16,571
Total at December 31, 2007	$ 306,749	$ 1,643	$ (11,353)	$ (291)	$ 296,748
December 31, 2006					
Securities Available-for-Sale					
U.S. Government and Agency Securities	$ 3,794	$ 15	$ (2)	$ (20)	$ 3,967
Mortgage-Backed Securities	127,790	1,145	-	(909)	128,026
Municipal Securities	29,631	796	-	(10)	30,417
Equity Securities	37	-	-	-	37
	$ 161,432	$ 1,956	$ (2)	$ (939)	$ 162,447

The following tables show the stated maturities and weighted average yields of investment securities held by us at December 31, 2007 and December 31, 2006:

(dollars in thousands)	December 31, 2007					
	Held-to-Maturity Securities			Available-For-Sale Securities		
	Amortized Cost	Fair Value	Weighted Average Yield	Amortized Cost	Fair Value	Weighted Average Yield [(1)]
Due in one year or less	$ -	$ -	-%	$ 380	$ 382	7.95%
Due after one year through five years	-	-	-%	436	445	7.87%
Due after five years through ten years	-	-	-%	1,408	1,364	7.06%
Due after ten years	16,800	16,571	10.00%	60,252	55,988	7.22%
No maturity investment	-	-	-%	48,824	43,031	6.88%
Mortgage backed securities	-	-	-%	178,649	178,967	4.66%
Total	$ 16,800	$ 16,571		$ 289,949	$ 280,177	

[(1)] Weighted average yield is reported on tax-equivalent basis.

(dollars in thousands)	December 31, 2006					
	Held-to-Maturity Securities			Available-For-Sale Securities		
	Amortized Cost	Fair Value	Weighted Average Yield	Amortized Cost	Fair Value	Weighted Average Yield [(1)]
Due in one year or less	$ -	$ -	-%	$ 1,085	$ 1,084	4.15%
Due after one year through five years	-	-	-%	1,796	1,786	5.17%
Due after five years through ten years	-	-	-%	2,404	2,440	5.39%
Due after ten years	-	-	-%	28,320	29,074	6.41%
No maturity investment	-	-	-%	37	37	5.38%
Mortgage backed securities	-	-	-%	127,790	128,026	5.83%
Total	$ -	$ -		$ 161,432	$ 162,447	

[(1)] Weighted average yield is reported on tax-equivalent basis.

Deposits

Total deposits were $837.1 million at December 31, 2007 compared to $771.3 million at December 31, 2006. During 2007 and 2006, we looked to the wholesale funding market to augment traditional sources of asset funding. We increased brokered deposits by $19.1 million during 2007. As part of our strategy, in 2006 and 2007 we also expanded our market share of deposits of public funds, which represented 21.4% of our total deposits at December 31, 2007 up from 17.1% at December 31, 2006. Interest-bearing deposits are comprised of money market accounts or MMDA, interest-bearing checking accounts, or NOW, savings accounts, time deposits of under $100,000 and time deposits of $100,000 or more.

The following table presents average balances versus total balances as discussed above. Our average balances of deposits and average interest rates paid for the periods indicated are summarized in the following table:

	December 31, 2007			December 31, 2006		
(dollars in thousands)	Average Balance	% of Total	Weighted Average Rate	Average Balance	% of Total	Weighted Average Rate
Non-interest checking	$ 104,287	12.7%	-	$ 103,058	15.6%	-
NOW and MMDA	323,838	39.6%	3.51%	214,246	32.4%	3.88%
Savings accounts	22,900	2.8%	0.34%	25,015	3.8%	0.54%
Time deposits	367,273	44.9%	4.87%	318,054	48.2%	4.81%
Total	$ 818,298	100.0%		$ 660,373	100.0%	

The following table shows the maturities of our time deposits:

	December 31, 2007		
(dollars in thousands)	Under $100,000	$100,000 and over	Total
0-90 days	$ 60,357	$ 87,344	$ 147,701
91-180 days	50,412	48,936	99,348
181-365 days	27,824	49,045	76,869
Over 1 year	5,564	24,292	29,856
	$ 144,157	$ 209,617	$ 353,774

Borrowings

Short-term borrowings represent Federal Funds Purchased, borrowings from the U.S. Treasury, repurchase agreements with Citigroup, advances from the FHLB, and customer repurchase agreements, normally mature within one year. Short term borrowings and repurchase agreements increased $106.9 million, or 159.3%, to $174.0 million for the year ended December 31, 2007 compared to $67.1 million at December 31, 2006.

The following table sets forth information concerning short-term borrowings at the periods indicated:

	December 31, 2007	December 31, 2006
Average balance during period	$ 122,698	$ 82,815
Average interest rate during period	4.62%	4.39%
Maximum month-end balance during the year	175,922	118,010
Weighted average rate at period end	4.58%	4.78%
Balance at period end	$ 174,040	$ 53,070

Contractual Obligations and Off-Balance Sheet Arrangements

The following tables show contractual obligations as of December 31, 2007 and December 31, 2006:

(dollars in thousands)	December 31, 2007 Payments Due by Period				
Contractual Obligations	Less Than One Year	After One But Within Three Years	After Three But Within Five Years	More Than Five Years	Total
Demand Note issued to US Treasury	$ 25,767	$ -	$ -	$ -	$ 25,767
FHLB overnight borrowings	5,211				5,211
Citigroup Repurchase Agreements	14,000	-	-	-	14,000
FHLB Term Advances	114,780	-	40,000	10,000	164,780
Overnight repurchase agreements with customers	14,282	-	-	-	14,282
Junior subordinated debentures (at fair value)	-	-	-	21,766	21,766
Premise leases	923	1,827	1,777	7,916	12,443
Total contractual obligations	$ 174,963	$ 1,827	$ 41,777	$ 39,682	$ 258,249

(dollars in thousands)	December 31, 2006 Payments Due by Period				
Contractual Obligations	Less Than One Year	After One But Within Three Years	After Three But Within Five Years	More Than Five Years	Total
Demand Note issued to US Treasury	$ 3,529	$ -	$ -	$ -	$ 3,529
Citigroup Repurchase Agreements	-	14,000	-	-	14,000
FHLB Term Advances	30,000	20,000	-	-	50,000
Overnight repurchase agreements with customers	19,541	-	-	-	19,541
Junior Subordinated Debentures	-	-	-	22,682	22,682
Premise Leases	765	1,291	1,304	7,127	10,487
Total contractual obligations	$ 53,835	$ 35,291	$ 1,304	$ 29,809	$ 120,239

We are party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of our customers. These instruments include unfunded commitments to extend credit and standby letters of credit. The following table summarizes our commitments at the periods indicated:

(dollars in thousands)	December 31, 2007	December 31, 2006
Unfunded commitments to extend credit		
Real estate secured	$ 135,545	$ 161,245
Credit card lines	3,018	3,059
Other	61,258	70,356
Total commitments to extend credit	$ 199,821	$ 234,660
Standby letters of credit	$ 1,953	$ 799

Off-Balance Sheet Arrangements

Information concerning Off-Balance Sheet Arrangements is found in *Note 12 – Commitments and Contingent Liabilities,* in the Companies consolidated financial statements.

Supplementary Quarterly Data (Unaudited)

(dollars in thousands, except per share amounts)	Quarter Ended							
	Dec 2007	Sept 2007	June 2007	March 2007	Dec 2006	Sept 2006	June 2006	March 2006
Interest income	$ 21,134	$ 20,829	$ 19,700	$ 18,438	$ 18,332	$ 17,890	$ 15,504	$ 12,945
Interest expense	(10,503)	(10,585)	(9,907)	(8,930)	(8,590)	(8,101)	(7,035)	(5,129)
Net interest income	10,631	10,244	9,793	9,508	9,742	9,789	8,469	7,816
Provision for credit losses	(2,475)	(375)	(375)	(375)	(375)	(400)	(150)	(150)
Non-interest income	3,402	3,110	2,262	2,568	2,179	2,237	2,283	1,967
Non-interest expense	(8,712)	(8,217)	(7,233)	(7,074)	(6,821)	(7,195)	(6,559)	(6,093)
Income taxes	(648)	(1,565)	(1,277)	(1,433)	(1,627)	(1,403)	(1,414)	(1,226)
Net income	$ 2,198	$ 3,197	$ 3,170	$ 3,194	$ 3,098	$ 3,028	$ 2,629	$ 2,314
Basic earnings per share	$ .30	$ .45	$ .44	$ .45	$ .43	$ .42	$ .37	$ .32
Diluted earnings per share	$ .29	$ .44	$ .44	$ .44	$ .43	$ .42	$ .36	$ .31

ITEM 7A - QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Quantitative and Qualitative Disclosures about Market Risk

Market risk is the risk of loss in a financial instrument arising from adverse changes in market prices and rates, foreign currency exchange rates, commodity prices and equity prices. Our market risk arises primarily from interest rate risk inherent in our lending, investment, and deposit taking activities. To that end, management actively monitors and manages our interest rate risk exposure. We do not have any market risk sensitive instruments entered into for trading purposes. We manage our interest rate sensitivity by matching the re-pricing opportunities on our earning assets to those on our funding liabilities.

Management uses various asset/liability strategies to manage the re-pricing characteristics of our assets and liabilities designed to ensure that exposure to interest rate fluctuations is limited within our guidelines of acceptable levels of risk-taking. Hedging strategies, including the terms and pricing of loans and deposits, and managing the deployment of our securities, are used to reduce mismatches in interest rate re-pricing opportunities of portfolio assets and their funding sources.

Interest Rate Risk. Interest rate risk is the current and prospective risk to earnings or capital arising from movements in interest rates. Changes in interest rates affect income earned from assets and the cost of funding those assets. We structure our balance sheet in such a manner that earnings will be relatively stable regardless of current or prospective movements in interest rates. We monitor interest rate risk by analyzing the potential impact on the economic value of equity and net interest income from potential changes in interest rates, and consider the impact of alternative strategies or changes in balance sheet structure.

Based on the Company's current position, interest rate reductions by the Federal Reserve that are significant in terms of magnitude and rate of change have a considerable negative impact on our net interest margin and net income.

Our exposure to interest rate risk is reviewed on at least a quarterly basis by our Board Asset Liability Committee, or Board ALCO, which is comprised of three independent directors. Our Chief Financial Officer develops and implements policies and procedures that translate the Board's goals, objectives, and risk limits, and chairs the Management ALCO committee, which meets to assist in formulating and implementing operating strategies to execute the Board ALCO policies. On a day-to-day basis, the monitoring of interest rate risk and management of our balance sheet to stay within Board policy limits is the responsibility of our Chief Financial Officer and Treasury staff. The Management ALCO committee members represent significant areas of our company and participate in product creation, product pricing, and implementation of asset/liability strategies.

Gap Analysis. Another way to measure the impact that future changes in interest rates will have on net interest income is through a cumulative gap measure. The gap represents the net position of assets and liabilities subject to re-pricing in specified time periods.

The following table sets forth the distribution of re-pricing opportunities of our interest-earning assets and interest-bearing liabilities, the interest rate sensitivity gap (that is, interest rate sensitive assets less interest rate sensitive liabilities), cumulative interest-earning assets and interest-bearing liabilities, the cumulative interest rate sensitivity gap, the ratio of cumulative interest-earning assets to cumulative interest-bearing liabilities and the cumulative gap as a percentage of total assets and total interest-earning assets, as of December 31, 2007. The table also sets forth the time periods during which interest-earning assets and interest-bearing liabilities will mature or may re-price in accordance with their contractual terms. The interest rate relationships between the re-priceable assets and re-priceable liabilities are not necessarily constant and may be affected by many factors, including the behavior of customers in response to changes in interest rates. This table should, therefore, be used only as a guide as to the possible effect changes in interest rates might have on our net interest margins.

Interest Rate Gap Analysis
December 31, 2007

	Balance Sheet 12/31/07	Within One Year	After one but within five years	After five years	Total
Gross loans	$ 783,117	$ 515,254	$ 235,425	$ 32,438	$ 783,117
Securities:					
Available for sale	280,859	84,948	24,367	171,544	280,859
Held to maturity	16,800	-	-	16,800	16,800
Fed Funds Sold	-	-	-	-	-
Interest bearing deposits with banks	6	6	-	-	6
Total earning assets	$ 1,080,782	$ 600,208	$ 259,792	$ 220,782	$ 1,080,782
Other Assets					
Cash and due from Banks	17,719	-	-	-	17,719
Bank premises and equipment	33,337	-	-	-	33,337
Other assets	62,380	-	-	-	62,380
Allowance for credit losses	(10,975)	-	-	-	(10,975)
Total Assets	$ 1,183,243	$ 601,010	$ 259,792	$ 220,782	$ 1,183,243
Deposits:					
Savings, NOW, MMDA	$ 379,629	$ 79,629	$ -	$ -	$ 379,629
Time deposits	353,774	323,927	29,847	-	353,774
Fed Funds Purchased	-	-	-	-	-
Repurchase Agreements	28,282	28,282	-	-	28,282
Short term borrowings	145,758	145,758	-	-	145,758
Long term debt	71,766	21,766	40,000	10,000	71,766
Total interest bearing liabilities	$ 979,209	$ 899,362	$ 69,847	$ 10,000	$ 979,209
Other Liabilities					
Non-interest bearing deposits	103,721	-	-	-	103,721
Other liabilities	11,556	-	-	-	11,553
Shareholders equity	88,757	-	-	-	88,757
Total liabilities and shareholders equity	$ 1,183,243	$ 899,362	$ 69,847	$ 10,000	$ 1,183,243
Net interest rate sensitivity gap	$ 101,573	$ (299,154)	$ 189,945	$ 210,782	$ 101,573
Cumulative Interest Rate Sensitivity Gap		$ (299,154)	$ (109,209)	$ 101,573	
Cumulative Gap as a percent		(27.68)%	(10.11)%	9.40%	

Management considers any asset or liability that matures, or is subject to repricing within one year to be interest sensitive, although continual monitoring is performed for other time intervals as well. The difference between interest sensitive assets and liabilities for a defined period of time is known as the interest sensitivity "gap", and may be either positive or negative. If positive, more assets re-price before liabilities. If negative, the reverse is true. A static gap analysis as presented above provides a general measure of interest rate risk but does not address complexities such as prepayment risk, interest rate floors and ceilings imposed on financial instruments, interest rate dynamics and customers' response to interest rate changes. Our static interest sensitivity gap is negative within one year. However, this assumes that general market interest rate changes affect the repricing of assets and liabilities in equal magnitudes.

At December 31, 2007, we had $600.2 million in assets and $899.4 million in liabilities re-pricing within one year. This means that $299.2 million more of our interest rate sensitive liabilities than our interest rate sensitive assets will change to the then current rate (changes occur due to the instruments being at a variable rate or because the maturity of the instrument requires its replacement at the then current rate). The ratio of interest-earning assets to interest-bearing liabilities maturing or re-pricing within one year at December 31, 2007 is 66.7%. This analysis indicates that at December 31, 2007, if interest rates were to increase, the gap would result in a lower net interest margin. However, changes in the mix of earning assets or supporting liabilities can either increase or decrease the net interest margin without affecting interest rate sensitivity. In addition, the interest rate spread between an asset and its supporting liability can vary significantly while the timing of re-pricing of both the asset and its supporting liability can remain the same, thus impacting net interest income. This characteristic is referred to as basis risk, and generally relates to the re-pricing characteristics of short-term funding sources such as certificates of deposit.

A Gap analysis has certain limitations. Measuring the volume of re-pricing or maturing assets and liabilities does not always measure the full impact on the portfolio value of equity or net interest income. Gap analysis does not account for rate caps on products; dynamic changes such as increasing prepayment speeds as interest rates decrease, basis risk, embedded options or the benefit of no-rate funding sources. The relation between product rate re-pricing and market rate changes (basis risk) is not the same for all products. The majority of interest-earning assets generally re-price along with a movement in market rates, while non-term deposit rates in general move more slowly and usually incorporate only a fraction of the change in market rates. Products categorized as non-rate sensitive, such as our non-interest-bearing demand deposits, in the gap analysis behave like long term fixed rate funding sources. Management uses income simulation, net interest income rate shocks and market value of portfolio equity as its primary interest rate risk management tools.

Our market risk is impacted by changes in interest rates. Other types of market risk, such as foreign currency exchange rate risk and commodity price risk, do not arise in the normal course of our business.

ITEM 8 – FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The Report of Independent Registered Public Accounting Firm, Consolidated Financial Statements, and Notes to the Consolidated Financial Statements follow after this heading.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
Venture Financial Group, Inc.

We have audited the accompanying consolidated balance sheets of Venture Financial Group, Inc. and its subsidiaries (the Company) as of December 31, 2007 and 2006, and the related consolidated statements of income, shareholders' equity and comprehensive income, and cash flows for the three years in the period ended December 31, 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board of the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Venture Financial Group, Inc. and its subsidiaries as of December 31, 2007 and 2006, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

Moss Adams LLP

Bellingham, Washington
March 28, 2008

VENTURE FINANCIAL GROUP, INC.
CONSOLIDATED BALANCE SHEETS
(dollars in thousands, except per share data)

ASSETS

	DECEMBER 31, 2007	DECEMBER 31, 2006
Cash and due from banks	$ 17,719	$ 16,676
Interest bearing deposits in other banks	6	1,078
Total cash and cash equivalents	17,725	17,754
Federal funds sold	-	6,790
Securities available-for-sale	280,177	162,447
Securities held-to-maturity	16,800	-
Investment in trusts	682	682
FHLB Stock and TIB Stock	4,590	4,590
Loans held-for-sale	17,389	4,642
Loans	765,728	711,453
Allowance for credit losses	(10,975)	(8,917)
Net loans	754,753	702,536
Premises and equipment, net of accumulated depreciation	33,337	28,716
Foreclosed real estate	68	34
Accrued interest receivable	4,862	4,394
Cash surrender value of bank owned life insurance	20,344	17,540
Goodwill	24,202	24,910
Other intangible assets	678	964
Other assets	7,636	2,109
Total assets	$ 1,183,243	$ 978,108

LIABILITIES AND SHAREHOLDERS' EQUITY

	2007	2006
Deposits		
Non-interest bearing checking	$ 103,721	$ 100,788
NOW, Savings and MMDA	379,629	327,381
Time certificates of deposit	353,774	343,081
Total deposits	837,124	771,250
Securities sold under agreements to repurchase	28,282	33,541
Other borrowings	195,758	53,529
Junior subordinated debentures	-	22,682
Junior subordinated debentures at fair value	21,766	-
Accrued interest payable	1,990	1,783
Other liabilities	9,566	10,091
Total liabilities	1,094,486	892,876
SHAREHOLDERS' EQUITY		
Common stock (no par value); 30,000,000 shares authorized, shares issued and outstanding: December 31, 2007 – 7,221,787 December 31, 2006 -7,186,349	36,507	35,559
Retained earnings	58,798	49,841
Advance to KSOP	-	(634)
Accumulated other comprehensive income (loss)	(6,548)	466
Total shareholders' equity	88,757	85,232
Total liabilities and shareholders' equity	$ 1,183,243	$ 978,108

(dollars in thousands, except per share data)

	YEAR ENDED DECEMBER 31,		
	2007	2006	2005
INTEREST INCOME			
Loans	$ 65,765	$ 57,717	$ 28,608
Federal funds sold and deposits in banks	106	282	24
Investment securities			
Taxable	13,537	5,712	2,905
Non-taxable	693	960	291
Total interest income	80,101	64,671	41,379
INTEREST EXPENSE			
Deposits	31,363	21,373	7,592
Federal funds purchased	78	175	35
Securities sold under agreement to repurchase	1,569	1,675	1,245
Other borrowings	5,107	3,548	2,804
Junior subordinated debentures	1,808	2,084	1,556
Total interest expense	39,925	28,855	12,932
Net interest income	40,176	35,816	28,447
PROVISION FOR CREDIT LOSSES	3,600	1,075	753
Net interest income after provision for credit losses	36,576	34,741	27,694
NON-INTEREST INCOME			
Service charges on deposit accounts	4,061	3,953	3,569
Origination fees and net gains on sales of loans	1,952	1,809	1,634
Net gain on sale of securities	703	52	-
Change in market value of junior subordinated debentures	1,262	-	-
Other non-interest income	3,364	2,852	3,007
Total non-interest income	11,342	8,666	8,210
NON-INTEREST EXPENSES			
Salaries and employee benefits	17,165	14,985	12,093
Occupancy	2,657	2,149	1,907
Equipment	2,169	1,923	1,847
Amortization of intangible assets	287	287	155
Other non-interest expense	8,958	7,324	6,798
Total non-interest expenses	31,236	26,668	22,800
Income before provision for income taxes	16,682	16,739	13,104
PROVISION FOR INCOME TAXES	4,923	5,670	4,076
NET INCOME	$ 11,759	$ 11,069	$ 9,028
EARNINGS PER SHARE			
Basic	$ 1.64	$ 1.54	$ 1.33
Diluted	$ 1.61	$ 1.52	$ 1.30
Weighted average shares outstanding, basic	7,163,034	7,172,290	6,768,229
Weighted average shares outstanding, diluted	7,282,744	7,295,569	6,930,533

VENTURE FINANCIAL GROUP, INC.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME
(dollars in thousands)

	Number of Shares	Common Stock	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Advance KSOP/ESOP	Total
Balance, December 31, 2004	**6,527,507**	**$ 23,891**	**$ 33,706**	**$ 243**		**$ 57,840**
Comprehensive Income						
Net Income	-	-	9,028	-	-	9,028
Other comprehensive income, net of tax						
Change in fair value of securities available for sale, net of tax expense (benefit) of $(251)	-	-	-	(894)	-	(894)
Minimum pension liability adjustment, net of tax expense (benefit) of ($205)	-	-	-	(382)	-	(382)
Comprehensive Income						**7,752**
Stock options exercised	232,041	1,713	-	-	-	1,713
Stock issued for purchase of WCB	574,559	13,439	-	-	-	13,439
Stock issued for purchase of WAM	1,612	33	-	-	-	33
Common stock repurchased	(122,567)	(2,455)	-	-	-	(2,455)
Unearned Employee Stock Award	5,000	-	-	-	-	-
Cash dividends ($0.28 per share)	-	-	(1,855)	-	-	(1,855)
Excess tax benefit from share-based payment arrangements	-	180	-	-	-	180
Advance to ESOP	-	-	-	-	(493)	(493)
Balance, December 31, 2005	**7,218,152**	**$ 36,801**	**$ 40,879**	**$ (1,033)**	**$ (493)**	**$ 76,154**
Comprehensive Income						
Net Income	-	-	11,069	-	-	11,069
Other comprehensive income, net of tax						
Change in fair value of securities available for sale, net of tax expense (benefit) of $663	-	-	-	1,311	-	1,311
Minimum pension liability adjustment, net of tax expense (benefit) of $101	-	-	-	188	-	188
Comprehensive Income						**12,568**
Stock options exercised	84,119	763	-	-	-	763
Stock issued for purchase of WAM	1,612	32	-	-	-	32
Common stock repurchased	(118,284)	(2,366)	-	-	-	(2,366)
Restricted stock award	750	15	(15)	-	-	-
Compensation expense for stock options	-	200	-	-	-	200
Tax effect of WCB options exercised subsequent to merger	-	6	-	-	-	6
Cash dividends ($0.29 per share)	-	-	(2,092)	-	-	(2,092)
Advance to ESOP	-	-	-	-	(234)	(234)
Repayment of advance to ESOP	-	-	-	-	93	93
Excess tax benefit from share-based payment arrangements	-	34	-	-	-	34
Compensation expense for unallocated ESOP shares committed to be released	-	34	-	-	-	34
Compensation for restricted stock awards	-	-	40	-	-	40

VENTURE FINANCIAL GROUP, INC.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME
(dollars in thousands)

	Number of Shares	Common Stock	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Advance To KSOP/ESOP	Total
Balance, December 31, 2006	**7,186,349**	**$ 35,559**	**$ 49,841**	**$ 466**	**$ (634)**	**$ 85,232**
Comprehensive income						
Net income	-	-	11,759	-	-	11,759
Other comprehensive income, net of tax						
Change in fair value of securities available for sale, net of tax expense (benefit) of $3,775	-	-	-	(7,011)	-	(7,011)
Minimum pension liability adjustment, net of tax expense (benefit) of $101	-	-	-	(3)	-	(3)
Comprehensive Income						**4,745**
Stock options exercised	52,521	565	-	-	-	565
Stock issued for purchase of WAM	1,612	35	-	-	-	35
Common stock repurchased	(17,945)	(391)	-	-	-	(391)
Compensation expense for stock options	-	493	-	-	-	493
Cash dividends ($0.33 per share)	-	-	(2,374)	-	-	(2,374)
Fair value adjustment of junior subordinated debentures, net of tax	-	-	(428)	-	-	(428)
Excess tax benefit from share-based payment arrangements	-	104	-	-	-	104
Repayment of advance to ESOP	-	-	-	-	634	634
Compensation expense for unallocated ESOP shares committed to be released	-	117	-	-	-	117
Compensation expense for restricted stock awards	-	25	-	-	-	25
Forfeited restricted stock awards	(750)	-	-	-	-	-
Balance, December 31, 2007	**7,221,787**	**$ 36,507**	**$ 58,798**	**$ (6,548)**	**$ -**	**$ 88,757**

VENTURE FINANCIAL GROUP, INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(dollars in thousands)

Comprehensive Income	Years Ended December 31, 2007	2006	2005
Net income	$ 11,759	$ 11,069	$ 9,028
Increase in unrealized gains (losses) on securities available for sale, net of tax expense (benefit) of $(3,775), $663, $(251)	(6,554)	1,345	(894)
Less adjustment for gains included in net income net of tax expense of $246, $18, $0	(457)	(34)	-
Less minimum pension liability adjustment net of tax expense (benefit) of $2, $101, $(205)	(3)	188	(382)
Comprehensive Income	$ 4,745	$ 12,568	$ 7,752

VENTURE FINANCIAL GROUP, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(dollars in thousands)

	YEARS ENDED DECEMBER 31,		
	2007	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES			
Net income	$ 11,759	$ 11,069	$ 9,028
Adjustments to reconcile net income to net cash provided by operating activities:			
Provision for credit losses	3,600	1,075	753
Depreciation and amortization	2,165	1,635	1,608
Deferred income taxes	4,179	915	197
Amortization of other intangible assets	287	287	155
Increase in cash value of life insurance	(904)	(693)	(403)
Compensation expense for stock options	494	240	-
Change in market value of junior subordinated debentures	(1,262)	-	-
Origination fees and gain on sale of loans	(1,952)	(1,809)	(1,634)
Gain on sales of foreclosed real estate	-	(215)	(300)
Gain on sales of available-for-sale securities	(703)	-	-
(Increase) decrease in minimum employee pension liability	(3)	188	(382)
Origination of loans held-for-sale	(113,355)	(82,231)	(59,583)
Proceeds from sales of loans held-for-sale	102,560	85,097	58,636
Stock dividends received	-	(116)	(120)
Increase in accrued interest receivable	(468)	(1,277)	(1,033)
Increase in accrued interest payable	207	495	668
Tax benefit from exercise of stock options	(104)	(34)	180
Other, net	(7,486)	2,237	6,571
Net cash from operating activities	$ (986)	$ 16,863	$ 14,341
CASH FLOWS FROM INVESTING ACTIVITIES			
Acquisitions, net of cash acquired	-	-	(9,553)
Net (increase) decrease in federal funds sold	6,790	(560)	(6,230)
Activity in securities available-for-sale			
Maturities, prepayments and calls	18,149	16,712	14,680
Sales	81,201	36,504	-
Purchases	(225,541)	(151,831)	(3,896)
Activity in securities held-to-maturity			
Purchases	(16,800)	-	-
Purchase of equity stock	-	(100)	(560)
Net increase in loans	(55,511)	(115,775)	(168,917)
Purchase of life insurance policies	(1,900)	(191)	(2,821)
Proceeds from sales of foreclosed assets	-	629	690
Proceeds from sales of premises and equipment	4	2	7
Additions to premises and equipment	(6,852)	(11,322)	(8,941)
Net cash used in investing activities	$ (200,460)	$ (225,932)	$ (185,541)

VENTURE FINANCIAL GROUP, INC.
STATEMENTS OF CASH FLOWS (continued)
(dollars in thousands)

	YEARS ENDED DECEMBER 31,		
	2007	2006	2005
CASH FLOWS FROM FINANCING ACTIVITIES			
Net increase in deposits	$ 65,874	$ 257,222	$ 187,307
Net decrease in federal funds purchased	-	-	(5,575)
Net increase (decrease) in short-term repurchase agreements	(5,259)	232	(5,656)
Net increase (decrease) in short-term borrowings	112,229	(34,960)	(20,674)
Proceeds from exercise of stock options	565	763	1,713
Stock issued for purchase of WAM	35	32	33
Proceeds from long-term debt	62,403	10,000	37,093
Repayment of long-term repurchase agreements and debt	(32,403)	(20,000)	(14,000)
Repurchase of common stock	(391)	(2,366)	(2,455)
Increase in advance to ESOP	-	(234)	(493)
Repayment of advance to ESOP	634	93	-
Tax benefit from exercise of stock options	104	34	-
Cash dividends paid on common stock	(2,374)	(2,092)	(1,855)
Net cash from financing activities	201,417	208,724	175,438
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(29)	(345)	4,238
CASH AND CASH EQUIVALENTS			
Beginning of year	17,754	18,099	13,861
End of year	$ 17,725	$ 17,754	$ 18,099
SUPPLEMENTAL INFORMATION:			
Cash paid for interest	$ 39,718	$ 25,607	$ 12,264
Cash paid for income taxes	$ 6,662	$ 4,432	$ 7,644
NONCASH INVESTING AND FINANCING ACTIVITIES			
Foreclosed real estate acquired in settlement of loans	$ (80)	$ -	$ -
Fair value of assets acquired in acquisition	$ -	$ -	$ 129,038
Fair value of liabilities assumed in acquisition	$ -	$ -	$ 106,046
Issuance of stock in acquisition (Note 2)	$ -	$ -	$ 13,439

Note 1 - Organization and Summary of Significant Accounting Policies

Nature of operations - Venture Financial Group, Inc. (the Company) provides commercial banking services in Washington State through 18 full-service financial centers and one loan production office concentrated in and around Thurston, Pierce, Lewis and King Counties. The Company provides loan and deposit services to customers who are predominately small and middle-market businesses and individuals in western Washington. The Company also provides real estate mortgage lending services through its financial center network and the sale of non-deposit investment products through Venture Wealth Management (VWM). The Bank offered small loans (commonly known as "Payday Loans") to customers in Alabama (from November 2000 through July 2003) and Arkansas (from April 2001 through June 2005) through Marketing and Servicing Agreements with Advance America. Advance America acted as the Bank's agent in marketing and collecting these loans.

Principles of consolidation - The consolidated financial statements include the accounts of the Company and its wholly owned subsidiary Venture Bank (the Bank) and the Bank's wholly-owned subsidiary, Venture Wealth Management and excludes the trusts formed to issue trust preferred securities (Note 10). All significant intercompany transactions and balances have been eliminated.

Consolidated financial statement presentation - The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and practices within the banking industry. The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities, as of the date of the balance sheet, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ significantly from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for credit losses, stock based compensation expense, minimum pension liability and fair value determination of the junior subordinated debentures.

Securities available-for-sale - Securities available-for-sale consist of debt securities the Company intends to hold for an indefinite period, but not necessarily to maturity, and certain equity securities. Such securities may be sold to implement the Company's asset/liability management strategies and in response to changes in interest rates and similar factors. Securities available-for-sale are reported at fair value. Unrealized gains and losses, net of the related deferred tax effect, are reported as a net amount in a separate component of stockholders' equity entitled "accumulated other comprehensive income (loss)." Realized gains and losses on securities available-for-sale, determined using the specific identification method, are included in earnings. Accretion of discounts is recognized in interest income over the period to maturity. Amortization of premiums is recognized in interest income over the period to call date.

Securities held-to-maturity - Debt securities for which the Company has the positive intent and ability to hold-to-maturity are reported at cost, adjusted for amortization of premiums and accretion of discounts which are recognized in interest income over the period to maturity.

Declines in the fair value of individual securities held-to-maturity and available-for-sale below their cost that are other than temporary result in write-downs of the individual securities to their fair value. Such write-downs are included in earnings as realized losses. In estimating other-than-temporary impairment losses, management considers (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value. Gains and losses on the sale of securities are recorded on the trade date and are determined using the specific identification method.

Note 1 - Organization and Summary of Significant Accounting Policies (continued)

FHLB Stock – The Bank's investment in Federal Home Loan Bank ("FHLB") stock is carried at par value ($100 per share). As a member of the FHLB system, the Bank is required to maintain a minimum level of investment in FHLB stock based on a specified percentage of its outstanding FHLB advances. In December 2006, the Seattle Bank implemented a number of changes to its Capital Plan. The changes included two key provisions: use of the Seattle Bank's excess stock pool to support new borrowings by members that had fully utilized their Seattle Bank stock and creation of a new Class A stock with a six-month redemption period. To ensure that members with remaining excess stock will be able to use their stock to support new borrowings, the Seattle Bank has decided to suspend the use of the excess stock pool effective December 31, 2007. This change will apply to new or renewing advances. Outstanding advances supported by the excess stock pool will continue to be supported by the pool until their maturity dates. At December 31, 2007, Venture Bank had borrowings that required the use of the excess stock pool and have forecasted the need to purchase FHLB Class 'A' stock in 2008. The Bank has all Class B stock as of December 31, 2007. The current and redeemable amount after the redemption period is $4.5 million.

TIB Stock – In March 2006, the Bank purchased 1,182 shares of The Independent Banker's ("TIB") stock at $84.60 per share for a total purchase amount of $100,000. The investment is carried at cost and gives the Bank a discount on a variety of banking services offered by TIB. Historically, TIB has paid an annual cash dividend to its shareholders. Redemption of TIB shares may be made by offering the shares for sale to another TIB stockholder, or to TIB who has agreed to reacquire the shares based upon a formula which considers the current market and book value of the shares.

Loans – Loans that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off are reported at their outstanding unpaid principal balances adjusted for charge-offs, deferred loan origination fees or costs and an allowance for credit losses. Interest on loans is accrued daily based on the principal amount outstanding. Interest on small loans is recognized when the loan is repaid by the borrower. The Bank discontinued small loan operations effective June 30, 2005. Generally, the accrual of interest on loans is discontinued when, in management's opinion, the borrower may be unable to meet payments as they become due or when they are past due 90 days as to either principal or interest, unless they are well secured and in the process of collection. When interest accrual is discontinued, all unpaid accrued interest is reversed against current income. If management determines that the ultimate collectibility of principal is in doubt, cash receipts on non-accrual loans are applied to reduce the principal balance on a cash-basis method, until the loans qualify for return to accrual status. Loans are returned to accrual status when all principal and interest amounts contractually due are brought current and future payments are reasonably assured. Loan origination and commitment fees and certain direct loan origination costs are deferred and amortized as an adjustment to the yield of the related loan using the interest method.

Loans held-for-sale - Mortgage loans originated for sale in the foreseeable future in the secondary market are carried at the lower of aggregate cost or estimated market value. Gains and losses on sales of loans are recognized at settlement date and are determined by the difference between the sales proceeds and the carrying value of the loans. Loans held-for-sale are sold with the following recourse provisions: the borrower defaults on the payment or refinances the loan within the investor established timeframes. In these instances, depending upon the investor agreement, the Bank must repurchase the loan and/or refund the service release premium and/ or pay a penalty to the investor. Net unrealized losses are recognized as charges to income. Mortgage loans held for sale are generally sold with the mortgage servicing rights released or sold.

Note 1 - Organization and Summary of Significant Accounting Policies (continued)

Allowance for credit losses - The allowance for credit losses is maintained at a level considered adequate to provide for probable losses on existing loans based on evaluating known and inherent risks in the loan portfolio. The allowance is reduced by loans charged off, and increased by provisions charged to earnings and recoveries on loans previously charged off. The allowance is based on management's periodic, systematic evaluation of factors underlying the quality of the loan portfolio including changes in the size and composition of the loan portfolio, the estimated value of any underlying collateral, actual loan loss experience, current economic conditions, and detailed analysis of individual loans for which full collectibility may not be assured. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available. While management uses the best information available to make its estimates, future adjustments to the allowance may be necessary if there is a significant change in economic conditions.

When available information confirms that specific loans or portions thereof are uncollectible, these amounts are charged off against the allowance for credit losses. The existence of some or all of the following criteria will generally confirm that a loss has been incurred: the loan is significantly delinquent and the borrower has not evidenced the ability or intent to bring the loan current; the Bank has no recourse to the borrower, or if it does, the borrower has insufficient assets to pay the debt; the estimated fair value of the loan collateral is significantly below the current loan balance, and there is little or no near-term prospect for improvement. Losses in the small loan portfolio were limited to a percentage of revenue earned from the portfolio by the Bank's agent as stated in the Marketing and Servicing agreement. The Bank discontinued its small loan operations effective June 30, 2005, and all credit losses have been recognized.

When management determines that it is probable that a borrower will be unable to repay all amounts due according to the terms of the loan agreement, including scheduled interest payments, the loan is considered impaired. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls are generally not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record, and the amount of shortfall in relation to the principal and interest owed. The amount of impairment is measured based on the present value of expected future cash flows discounted at the loan's effective interest rate or, when the primary source of repayment is provided by real estate collateral, at the fair value of the collateral less estimated selling costs. In addition, regulatory agencies, as an integral part of their examination process, periodically review the Bank's allowance for credit losses, and may require the Bank to make additions to the allowance based on their judgment about information available to them at the time of their examinations.

The ultimate recovery of all loans is susceptible to future market factors beyond the Bank's control. These factors may result in losses or recoveries differing significantly from those provided for in the financial statements.

Note 1 - Organization and Summary of Significant Accounting Policies (continued)

Transfers of financial assets - Transfers of financial assets are accounted for as sales when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from the Bank, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (3) the Bank does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

Premises and equipment - Premises and equipment are stated at cost less accumulated depreciation, which is computed on the straight-line method over the estimated useful lives of the assets, land is carried at cost. Leasehold improvements are amortized over the term of the lease or the estimated useful life of the improvement, whichever is less. Gains or losses on dispositions are reflected in earnings.

Goodwill and other intangibles - Net assets of companies acquired in purchase transactions are recorded at fair value at the date of acquisition. Identified intangibles are amortized on an accelerated basis over the period benefited. Goodwill is not amortized but is reviewed for potential impairment during the fourth quarter on an annual basis, or if events or circumstances indicate a potential impairment, at the reporting unit level. The impairment test is performed in two phases. The first step of the goodwill impairment test compares the fair value of the reporting unit with its carrying amount, including goodwill. If the fair value of the reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not impaired; however, if the carrying amount of the reporting unit exceeds its fair value, an additional procedure must be performed. That additional procedure compares the implied fair value of the reporting unit's goodwill as defined in SFAS No. 142, "Goodwill and Other Intangible Assets", (SFAS 142) with the carrying amount of that goodwill. An impairment loss is recorded to the extent that the carrying amount of goodwill exceeds its implied fair value. The Company has completed its annual impairment review of goodwill and has determined to write off $210 thousand of impaired goodwill in regards to Venture Wealth Management. The write off is tied to the inability of the Company to fully realize the expected benefits of the purchase of Washington Asset Management. The goodwill valuation was tied directly to key personnel and the related client list obtained in the acquisition. The key personnel and the original client list of that acquisition are no longer present and therefore the related goodwill is no longer deemed present. Based on the above criteria, management determines it best represents the valuation of the goodwill tied to the acquisition of Washington Asset Management to be deemed impaired and therefore written off in the fourth quarter of 2007.

Intangible assets are evaluated for impairment if events and circumstances indicate a possible impairment. Such evaluation of other intangible assets is based on undiscounted cash flow projections. At December 31, 2007, intangible assets included on the consolidated balance sheet consist of core deposit intangibles that are amortized under the straight line method over an estimated life of approximately five to seven years. The core deposit premium was acquired in the purchase of Harbor Bank, NA and Redmond National Bank the wholly owned subsidiary of Washington Commercial Bancorp (see Note 2). The core deposit premium is being amortized on the straight-line method over seven years for Harbor Bank and five years for Redmond National Bank.

Note 1 - Organization and Summary of Significant Accounting Policies (continued)

Amortization expense for the years ended December 31, 2007, 2006 and 2005 was approximately $287 thousand, $287 thousand and $155 thousand, respectively. The Company estimates amortization expense for the next three years to be as follows (*dollars in thousands*):

Year Ended	Amortization Expense
2008	$287
2009	$258
2010	$132
TOTAL	$677

Foreclosed assets - Assets acquired through, or in lieu of, foreclosure are initially recorded at the lower of cost or fair value less estimated costs of disposal. Any write-down to fair value at the time of transfer or within a reasonable period thereafter is charged to the allowance for credit losses. Properties are evaluated regularly to ensure that the recorded amounts are supported by their current fair values, and that valuation allowances to reduce the recorded amounts to fair value less estimated costs to dispose are recorded as necessary. Any subsequent reductions in carrying values, and revenue and expense from the operations of properties are charged to operations.

Bank Owned Life Insurance (BOLI) - The carrying amount of bank owned life insurance approximates its fair value, net of any surrender charges. Fair value of bank owned life insurance is estimated using the cash surrender value.

Income taxes - Deferred tax assets and liabilities result from differences between financial statement recorded amounts and the tax bases of assets and liabilities, and are reflected at currently enacted income tax rates applicable to the period in which the deferred tax assets or liabilities are expected to be realized or settled under the liability method. The deferred tax provision represents the difference between the net deferred tax asset/ liability at the beginning and end of the year. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.

The Company files a consolidated tax return with the Bank. The Bank provides for tax on a separate company basis and remits to the Company amounts due.

Note 1 - Organization and Summary of Significant Accounting Policies (continued)

Stock-based compensation - In December 2004, the Financial Accounting Standards Board (FASB) adopted Statement of Financial Accounting Standards (SFAS) No. 123(R), *Share-Based Payment,* which is a revision of FASB Statement No. 123, *Accounting for Stock-Based Compensation.* Statement 123(R) supersedes Accounting Principles Board Opinion No. 25, *Accounting for Stock Issued to Employees,* and amends FASB Statement No. 95, *Statement of Cash Flows.* Generally, the approach in Statement 123(R) is similar to the approach described in Statement 123. However, Statement 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro-forma disclosure is no longer an alternative. Statement 123(R) also requires the benefits of tax deductions in excess of recognized compensation cost to be reported as a financing cash flow, rather than as an operating cash flow as required under previous literature. This requirement reduces net operating cash flows and increases net financing cash flows in periods after adoption.

As permitted by Statement No. 123, prior to January 1, 2006, the Company accounted for stock-based awards to employees and directors using the intrinsic value method, in accordance with APB No. 25, *Accounting for Stock Issued to Employees.* Accordingly, no compensation expense was recognized in the consolidated financial statements for employee and director stock arrangements where the grant price was equal to market price on the date of grant. However, the required pro-forma disclosures of the effects of all options granted on or after January 1, 1995, were provided in accordance with SFAS No. 123, *Accounting for Share-Based Compensation.*

Effective January 1, 2006, the Company adopted SFAS No. 123(R) which permits public companies to adopt its requirements using the "modified prospective" method. Under the "modified prospective" method, the compensation cost is recognized beginning with the effective date (a) based on the requirements of SFAS No.123(R) for all share-based payments granted after the effective date and (b) based on the requirements of Statement No. 123 for all awards granted to employees and directors prior to the effective date of SFAS 123(R) that remain unvested on the effective date.

At December 31, 2007, the Company has one stock-based employee and director compensation plan.

The following shows that the pro-forma effect for 2007 and 2006 is not applicable because the stock-based compensation expense is now part of the income statement. The following also illustrates the pro-forma effect on net income and earnings per share by applying SFAS No. 123(R) prior to 2006 and if the Company had applied the fair value recognition provisions of SFAS No. 123, *Accounting for Stock-Based Compensation,* to stock-based compensation awards for the effects of all options granted on or after January 1, 1995, for the years ended December 31, 2005 and December 31, 2004:

Note 1 - Organization and Summary of Significant Accounting Policies (continued)

(dollars in thousands)	2007	2006	2005
Net income, as reported	$ 11,759	$ 11,069	$ 9,028
Less pro-forma total stock-based compensation expense determined under fair value method for all qualifying awards, net of tax	N/A	N/A	221
Pro-forma net income	$ 11,759	$ 11,069	$ 8,807
Earnings per share			
Basic			
As reported	$ 1.64	$ 1.54	$ 1.33
Pro-forma	N/A	N/A	$ 1.30
Diluted			
As reported	$ 1.61	$ 1.52	$ 1.30
Pro-forma	N/A	N/A	$ 1.27

Fair value of financial instruments - The following methods and assumptions were used by the Company in estimating the fair values of financial instruments disclosed in Note 18:

Cash and due from banks, interest bearing deposits in other banks and federal funds sold - The recorded amounts of cash and due from banks, interest bearing deposits at other financial institutions, and federal funds sold approximates their fair value.

Securities available-for-sale - Fair values for securities available-for-sale are estimated based on quoted market prices.

Securities held-to-maturity –Fair values for securities held-to-maturity are estimated based on quoted market prices.

FHLB Stock and TIB Stock - The carrying value of FHLB stock approximates its fair value. TIB stock is carried at cost.

Loans - For variable rate loans that reprice frequently and have no significant change in credit risk, fair values are based on recorded values. Fair values for fixed rate loans are estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. Fair values of loans held-for-sale are based on their estimated market prices. Fair values for impaired loans are estimated using discounted cash flow analyses or underlying collateral values, where applicable.

Note 1 - Organization and Summary of Significant Accounting Policies (continued)

Deposits - The fair value of deposits with no stated maturity date is included at the amount payable on demand. The fair value of fixed maturity certificates of deposit is estimated by discounting future cash flows using rates currently offered by the Bank for deposits of similar remaining maturities.

Federal funds purchased, short-term borrowings, and short-term repurchase agreements - The recorded amounts of federal funds purchased and short-term borrowings maturing within 90 days approximate their fair values. Fair values of other short-term borrowings and short-term repurchase agreements are estimated using discounted cash flow analyses based on the Company's current incremental borrowing rates for similar types of borrowing arrangements.

Long-term debt, long-term repurchase agreements, and junior subordinated debentures - The fair values of the Company's long-term, fixed rate debt, long-term repurchase agreements, and variable rate junior subordinated debentures are estimated using discounted cash flow analyses based on the Company's current incremental borrowing rates for similar types of borrowing arrangements. The recorded amounts of variable rate debt approximate their fair value.

Accrued interest - The carrying amounts of accrued interest approximate their fair values.

Off-balance sheet instruments - The fair value of commitments to extend credit and standby letters of credit was estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the customers. Since the majority of the Bank's off-balance sheet instruments consist of non-fee producing, variable-rate commitments, the Bank has determined they do not have a distinguishable fair value.

Cash and cash equivalents - The Company considers all amounts included in the balance sheet caption "Cash and due from banks" to be cash equivalents. Cash and cash equivalents all have maturities of three months or less. Cash flows from loans, federal funds purchased and sold, deposits and short-term borrowings are reported net.

Earnings per share - Basic earnings per share exclude dilution and are computed by dividing net income by the weighted average number of common shares outstanding. Diluted earnings per share reflect the potential dilution that could occur if common shares were issued pursuant to the exercise of options under the Company's stock option plans under the treasury stock method.

Advertising costs - The Company expenses advertising costs as they are incurred (see Note 19).

Comprehensive income – Comprehensive income includes net income and other comprehensive income which refers to unrealized gains and losses, reclassification adjustments for realized gains and losses as well as the change in minimum pension liability that under accounting principles generally accepted in the United States of America are excluded from net income.

Financial instruments – In the ordinary course of business, the Bank has entered into off-balance sheet financial instruments consisting of commitments to extend credit, commitments under credit card arrangements, commercial letters of credit, and standby letters of credit. Such financial instruments are recorded in the financial statements when they are funded or related fees are incurred or received.

Note 1 - Organization and Summary of Significant Accounting Policies (continued)

Recent accounting pronouncements - In July 2006, the FASB issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes ("FIN 48"). FIN 48 requires recognition and measurement of uncertain tax positions using a "more-likely-than-not" approach. FIN 48 is effective for fiscal years beginning after December 31, 2006, and did not have a material impact on our consolidated financial statements.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements," which the Company early adopted on January 1, 2007. SFAS No. 157 established a framework for measuring fair value, while expanding fair value measurement disclosures. SFAS No. 157 established a fair value hierarchy that distinguishes between valuations obtained from sources independent of the Company and those from the Company's own unobservable inputs that are not corroborated by observable market data. SFAS No. 157 also expands disclosures about the use of fair value to measure assets and liabilities in interim and annual periods subsequent to initial recognition. The disclosures focus on the inputs used to measure fair value and for recurring fair value measurements using significant unobservable inputs, and the effect of the measurements on earnings for the period.

In February 2007, the FASB issued SFAS No. 159. SFAS No. 159 provides a fair value option election that allows companies to irrevocably elect fair value as the initial and subsequent measurement attribute for certain financial assets and liabilities, with changes in fair value recognized in earnings as they occur. SFAS No. 159 permits the fair value option election on an instrument by instrument basis at initial recognition of an asset or liability or upon an event that gives rise to a new basis of accounting for that instrument.

Without early adoption, the Company would be required to adopt SFAS 157 effective January 1, 2008. Both standards address aspects of the expanding application of fair value accounting.

Early adoption provided a one-time opportunity to treat the economic impact of moving to fair value treatment as a cumulative effect to capital rather than to the income statement. The Company will have the ability to refinance or prepay without penalty the junior subordinated debentures issued by FCFG Capital Trust II in April 2008 and WCB Capital Trust I in December 2008. Because the Company anticipates fair value treatment for the reissued debentures on an item-by-item basis, the Company decided to take advantage of the one-time opportunity made available under the standard with early adoption. As a result of the early adoption of SFAS 159, the Company recorded a cumulative effect adjustment of $428,000 net of tax as a decrease to the opening balance of retained earnings as of January 1, 2007. The fair value option of the junior subordinated debentures accounted for $222,000 of the $428,000 change and the write off of the prepaid fees associated with the junior subordinated debentures to retained earnings accounted for the remaining $206,000. In the first twelve months of 2007, the Company recognized other operating income totaling $1,262,000 associated with the change in fair value of the junior subordinated debentures.

Fair Value Measurements (SFAS 157)

SFAS 157 defines fair value, establishes a consistent framework for measuring fair value and expands disclosure requirements about fair value measurements. SFAS 157, among other things, requires the Company to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. SFAS 157 requires fair value measurement disclosure of all assets and liabilities. The Company determines fair value based upon quoted prices when available or through the use of alternative approaches, such as matrix or model pricing, when market quotes are not readily accessible or available.

Note 1 - Organization and Summary of Significant Accounting Policies (continued)

The valuation techniques used in SFAS 157 are based upon observable and unobservable inputs. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Company's market assumptions. These two types of inputs create the following fair value hierarchy:

• Level 1—Quoted prices for identical instruments in active markets.

• Level 2—Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations whose inputs are observable or whose significant value drivers are observable.

• Level 3—Instruments whose significant value drivers are unobservable.

Liabilities measured at fair value on a recurring basis as of December 31, 2007.

(dollars in thousands)	Quote Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance as of December 31, 2007
Financial Liabilities				
Junior subordinated debentures at fair value		$ 21,766		$ 21,766

Effective January 1, 2007, the Company elected early adoption of SFAS No. 159 for a certain eligible financial instrument. Detailed below is the December 31, 2006 carrying values prior to adoption, the transition adjustment booked to opening retained earnings and the fair values (that is, the carrying values at January 1, 2007 after adoption). For those items that were selected for fair value option accounting and that had an impact on retained earnings.

(dollars in thousands)	December 31, 2006 (Carrying Value Prior to Adoption)	Cumulative-effect Adjustment to January 1, 2007 Retained Earnings Loss	January 1, 2007 (Carrying Value After Adoption)
Liabilities			
FCFG Capital Trust I[1]	$ 13,403	$ 137	$ 13,540
FCFG Capital Trust II	6,186	131	6,317
WCB Capital Trust [2]	3,093	73	3,166
Pre-tax cumulative effect of adopting fair value accounting	$ 22,682	$ 341	$ 23,023
After-tax cumulative effect of adopting fair value accounting		$ 222	

1) FCFG stands for First Community Financial Group, the name of the holding company prior to the re-branding of the Company and the change of the name to Venture Financial Group, Inc.

2) WCB stands for Washington Commercial Bancorp, the parent company of Redmond National Bank, acquired by Venture Financial Group, Inc.

Note 1 - Organization and Summary of Significant Accounting Policies (continued)

The following table presents gains and (losses) due to changes in fair value for items measured at fair value pursuant to election of the fair value option for the twelve months ended December 31, 2007.

(dollars in thousands)	Carrying Value of Instrument at January 1, 2007	Fair Value Measurements at December 31, 2007 Using Significant Other Observable Inputs (Level 2)	Carrying Value of Instrument at December 31, 2007 (After Adoption of SFAS No. 159	Other Non-Interest (Income) Expense	Total Changes in Fair Value Included in Current Period Earnings
Liabilities					
FCFG Capital Trust I	$ 13,540	$ (138)	$ 0	$ (138)	$ (138)
FCFG Capital Trust II	6,317	(130)	6,187	(130)	(130)
WCB Capital Trust	3,166	(83)	3,083	(83)	(83)
VFG Capital Trust I	0	(911)	12,496	(911)	(911)
Total	$ 23,023	$ (1,262)	$ 21,766	$ (1,262)	$ (1,262)

In September 2006, the FASB issued SFAS No. 158, "Employer's Accounting for Defined Benefit Pension and Other Postretirement Plans – An Amendment of FASB Statements No. 87, 88, 106, and 132(R)." This Statement amends the current accounting for pensions and postretirement benefits by requiring an entity to recognize the over funded or under funded status of a defined benefit postretirement plan as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income. This Statement also requires recognition, as a component of other comprehensive income (net of tax), of the actuarial gains and losses and the prior service costs and credits that arise during the period, but are not recognized as components of net periodic benefit cost pursuant to SFAS No. 87 and No. 106. Additionally, this Statement requires an entity to measure defined benefit plan assets and obligations as of the date of the employer's fiscal year-end statement of financial position. The Company adopted this Statement on October 1, 2006. The effect of this Statement was to recognize $3 thousand, after-tax, of net actuarial losses and prior service cost as an increase in 2007 to accumulated other comprehensive income.

In November 2007, the SEC issued Staff Accounting Bulletin No. 109, Written Loan Commitments Recorded at Fair Value through Earnings ("SAB 109"). SAB 109 provides guidance on the accounting for written loan commitments recorded at fair value under GAAP. Specifically, the SAB revises the Staff's views on incorporating expected net future cash flows related to loan servicing activities in the fair value measurement of a written loan commitment. SAB 109, which supersedes SAB 105, Application of Accounting Principles to Loan Commitments, requires the expected net future cash flows related to the associated servicing of the loan be included in the measurement of all written loan commitments that are accounted for at fair value through earnings. SAB 109 is effective on January 1, 2008 for the Company. Adoption of SAB 109 is not expected to have a material impact on the Company's financial statements.

In December 2007, FASB issued SFAS No. 141 (revised), Business Combinations. SFAS No. 141(R) establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any noncontrolling interest in the acquiree and the goodwill acquired. SFAS No. 141(R) also establishes disclosure requirements to enable the evaluation of the nature and financial effects of the business combination. This statement applies prospectively to business combinations for which the acquisition date is on or after January 1,

Note 1 - Organization and Summary of Significant Accounting Policies (continued)

2009. Accordingly, we will apply SFAS 141(R) to business combinations occurring on or after January 1, 2009.

In December 2007, the FASB issues SFAS No. 160, *Noncontrolling Interests in Consolidated Financial Statements* - an amendment of ARB No. 51. The standard requires ownership interests, sometimes called minority interest, in subsidiaries held by parties other than the parent be clearly identified and presented within the equity section of the consolidated balance sheet, with the associated amount of net income clearly identified on the income statement providing sufficient disclosures to clearly identify and distinguish between the interests of the parent and interests of any noncontrolling owners. SFAS No. 160 is effective for fiscal years beginning on or after December 15, 2008, and is not expected to have a material impact on Company's financial statements.

In September 2006, the SEC's Office of the Chief Accountant and Divisions of Corporation Finance and Investment Management released SAB No. 108, *Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements* ("SAB No. 108"), that provides interpretive guidance on how the effects of the carryover or reversal of prior year misstatements should be considered in quantifying a current year misstatement. The SEC staff believes that registrants should quantify errors using both a balance sheet and an income statement approach and evaluate whether either approach results in quantifying a misstatement that, when all relevant quantitative and qualitative factors are considered, is material. This pronouncement is effective for fiscal years ending after November 15, 2006. The Company has adopted SAB No. 108 and has found there to be no material impact on its financial position or results of operations.

Note 2 – Acquisitions

Washington Commercial Bancorp

To expand the Company's market presence in King County, on September 2, 2005, the Company purchased all of the common stock of Washington Commercial Bancorp (WCB), parent company of Redmond National Bank, in an acquisition accounted for under the purchase method of accounting. The results of operations of WCB have been included in the consolidated financial statements since September 2, 2005.

Under the terms of the merger agreement, each shareholder could elect to receive VFG common stock, cash, or a combination of both. Common stock was exchanged at a rate of 2.0739 shares of VFG for every share of WCB stock. Fractional shares were cashed out. Cash per share was paid at a price of $43.43 per share. Outstanding WCB stock options were converted at a rate of 2.0465 shares of VFG stock options for every WCB stock option. Fractional option shares were not converted or rounded.

The fair value of VFG common stock and stock options was derived using an average market price per share of VFG common stock of $19.73, which was based on VFG's average stock price for the month of April, 2005, which was the month that the terms of the acquisition were announced.

The aggregate purchase price was $26.5 million. The following table summarizes the components of the purchase price:

Purchase Price at Fair Value *(dollars in thousands)*	
Total value of the Company's common stock exchanged	$ 11,336
Total value of WCB stock options replaced by fully vested VFG stock options [1]	2,103
Cash portion of purchase	12,355
Direct acquisition costs (capitalized and included in Goodwill)	678
TOTAL ESTIMATED PURCHASE PRICE	$ 26,472

[1] The estimated fair value of VFG stock options issued as of September 2, 2005, in exchange for the WCB outstanding stock options was calculated using the Black-Scholes option pricing model modified for dividends, with model assumptions estimated as of April, 2005, and a VFG stock price of $19.73 per share.

Note 2 –Acquisitions (continued)

The purchase price allocation was based on an estimate of the fair value of assets acquired and liabilities assumed at the acquisition date as summarized in the following table:

Allocation of WCB purchase price *(dollars in thousands)*

WCB shareholder equity		$ 11,690
Estimated adjustments to reflect assets acquired and liabilities assumed at fair value:		
Cash and due from banks	$ 2,829	
Securities available-for-sale	1,889	
Investments in Trusts	93	
Federal Home Loan Bank stock, at cost	545	
Loans	107,133	
Allowance for credit losses	(1,241)	
Premises and equipment	2,502	
Core deposit intangible	880	
Goodwill	16,295	
Other assets	942	
Total assets acquired	131,867	
Total deposits	86,921	
Short-term borrowing	14,412	
Junior subordinated debentures	3,093	
Other liabilities	1,647	
Total liabilities	106,073	
Estimated fair value of net assets acquired	$ 25,794	
Merger related costs	$ 678	
Total purchase price	$ 26,472	

Note 2 –Acquisitions (continued)

The following unaudited pro-forma condensed consolidated financial information represents the results of operation of the Company had the acquisition taken place on January 1, 2005.

Unaudited Pro-Forma Condensed Consolidated Financial Information

(dollars in thousands except per share data)	2005
Net interest income	$ 31,932
Provision for loan losses	1,343
Non interest income	8,342
Non interest expense	24,490
Income before income tax	14,441
Net income	$ 9,949
Per common share information:	
Earnings per share basic	$ 1.47
Earnings per share diluted	$ 1.44
Average common shares issued and outstanding	6,769,481
Average diluted common shares issued and outstanding	6,931,784

The pro-forma results presented above include amortization of purchase premiums and discounts of approximately $126 thousand for the year ended December 31, 2005.

Excluded from the pro-forma results are the acquisition related expenses of approximately $1.2 million paid by WCB prior to the merger.

Goodwill of approximately $16.3 million and core deposit intangible of approximately $880 thousand were recorded as a result of the acquisition. The goodwill is not being amortized, but is subject to annual impairment tests with the other goodwill recorded in the Company's financial statements. An impairment test was performed by management as of December 31, 2007, and no adjustment to goodwill was necessary. None of the goodwill will be deductible for income tax purposes. The core deposit intangible is being amortized on a straight-line basis over 5 years.

Note 3 - Restricted Assets

Federal Reserve Board regulations require that the Bank maintain reserves in the form of cash on hand and deposit balances with the Federal Reserve Bank. The amount of such balances for the years ended December 31, 2007 and 2006, were $72 and $0 thousand.

Note 4 - Securities

Securities have been classified according to management's intent. The recorded amounts of securities and their fair value at December 31, were as follows (*dollars in thousands*):

(dollars in thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses Less Than 12 Months	Gross Unrealized Losses Greater Than 12 Months	Fair Value
December 31, 2007					
Securities Available-for-Sale					
Mortgage-Backed Securities	$ 178,649	$ 1,381	$ (772)	$ (291)	$ 178,967
Municipal Securities	16,806	91	(333)	-	16,564
Asset Backed Securities	42,736	-	(3,978)	-	38,758
Corporate Securities	2,934	-	(77)	-	2,857
Equity Securities	48,824	-	(5,793)	-	43,031
	$ 289,949	$ 1,472	$ (10,953)	$ (291)	$ 280,177
Securities Held-to-Maturity					
Corporate Securities	$ 16,800	$ 171	$ (400)	$ -	$ 16,571
Total at December 31, 2007	$ 306,749	$ 1,643	$ (11,353)	$ (291)	$ 296,748
December 31, 2006					
Securities Available-for-Sale					
U.S. Government and Agency Securities	$ 3,974	$ 15	$ (2)	$ (20)	$ 3,967
Mortgage-Backed Securities	127,790	1,145	-	(909)	128,026
Municipal Securities	29,631	796	-	(10)	30,417
Equity Securities	37	-	-	-	37
	$ 161,432	$ 1,956	$ (2)	$ (939)	$ 162,447

Certain investment securities shown above currently have fair values less than amortized cost and therefore contain unrealized losses. The Company has evaluated these securities and has determined that the decline in value is temporary and is related to the change in market interest rates since purchase. The decline in value is not related to any company or industry specific event. At December 31, 2007 there were seven investment securities that have been in a loss position for greater than twelve months. The Company anticipates full recovery of amortized cost with respect to these securities at maturity or sooner in the event of a more favorable market interest rate environment.

Management periodically evaluates each available-for-sale investment security in an unrealized loss position to determine if the impairment is temporary or other-than-temporary. Management has determined that no investment security is other-than-temporarily impaired. The unrealized losses are due solely to interest rate changes and the Company has the ability to hold all investment securities with identified impairments resulting from interest rate changes to the earlier of the forecasted recovery or the maturity of the underlying investment security.

The contractual maturities of securities available-for-sale at December 31, 2007 are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations, with or without call or prepayment penalties. Therefore, the mortgage backed securities have been classified separately in the maturity table.

Note 4 – Securities (continued)

	December 31, 2007			
(dollars in thousands)	Held-to-Maturity Securities		Available-For-Sale Securities	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Due in one year or less	$ -	$ -	$ 380	$ 382
Due after one year through five years	-	-	436	445
Due after five years through ten years	-	-	1,408	1,364
Due after ten years	16,800	16,571	60,252	55,988
No maturity investment	-	-	48,824	43,031
Mortgage backed securities	-	-	178,649	178,967
Total	$ 16,800	$ 16,571	$ 289,949	$ 280,177

Securities recorded at approximately $208.5 million at December 31, 2007, and $65.6 million at December 31, 2006, were pledged to secure public deposits, FHLB Borrowings, Treasury, Tax and Loan Deposits, Citigroup repurchase agreements and customer repurchase agreements and for other purposes required or permitted by law.

Proceeds from sales of available-for-sale investment securities were $81 million, $37 million, and $0 in 2007, 2006, and 2005, respectively.

There was a gross realized gain on sales of available-for-sale securities of $975 thousand and a gross realized loss of $272 thousand in 2007. There was a gross realized gain on sales of available-for-sale securities of $275 thousand and a gross realized loss of $223 thousand in 2006 and $0 in 2005.

Note 5 - Loans

Loans at December 31, consist of the following (*dollars in thousands*):

	2007		2006	
	Portfolio	Percent of Portfolio	Portfolio	Percent of Portfolio
Commercial	$ 81,250	10.6	$ 75,144	10.5
Real estate				
Residential 1- 4 family	38,926	5.1	40,371	5.7
Commercial	260,336	33.8	277,384	38.9
Construction	376,255	49.1	307,189	43.0
Consumer	11,007	1.4	13,797	1.9
Loans, net of unearned income	767,774	100.0	713,885	100.0
Unearned income	(2,046)		(2,432)	
Allowance for credit losses	(10,975)		(8,917)	
Total loans, net	$ 754,753		$ 702,536	

Changes in the allowance for credit losses for the years ended December 31, are as follows (*dollars in thousands*):

	2007	2006	2005
Balance at beginning of year	$ 8,917	$ 8,434	$ 7,189
Provision charged to operations	3,600	1,075	753
Transfer from Redmond National Bank	-	-	1,241
Charge-offs (community banking)	(1,621)	(853)	(695)
Recoveries (community banking)	79	261	188
Charge-offs (small loans)	-	-	(888)
Recoveries (small loans)	-	-	646
Net charge-offs	(1,542)	(592)	(749)
Balance at end of year	$ 10,975	$ 8,917	$ 8,434
Ratio of net charge-offs to average loans outstanding	0.21%	0.09%	0.15%

Note 5 – Loans (continued)

Following is a summary of information pertaining to impaired loans (*dollars in thousands*):

	2007	2006	2005
December 31			
Impaired loans without a valuation allowance	$ 4,180	$ 327	$ 1,908
Impaired loans with a valuation allowance	11,573	365	279
Total impaired loans	$ 15,753	$ 691	$ 2,187
Valuation allowance related to impaired loans	$ 2,303	$ 116	$ 211
Years ended December 31			
Average monthly ending balances of impaired loans	$ 2,328	$ 1,696	$ 4,486
Interest income recognized on a cash basis on impaired loans	-	-	-

At December 31, 2007, there were no commitments to lend additional funds to borrowers whose loans were impaired. Loans over 90 days past due still accruing interest were $110 thousand and $0 at December 31, 2007 and 2006, respectively.

Certain related parties of the Company, principally Bank directors and their associates, were loan customers of the Bank in the ordinary course of business during 2007 and 2006. Total loans outstanding at December 31, 2007 and 2006, to key officers and directors were $6.2 million and $6.3 million, respectively. During 2007, advances totaled $1.0 million and repayments totaled $1.1 million on these loans. In the opinion of management, these related party loans were made on substantially the same terms, including interest rates and collateral requirements, as those terms prevailing at the date these loans were made. During 2007 and 2006, there were no loans to related parties that were considered to be classified or impaired.

Note 6 - Premises and Equipment

The components of premises and equipment at December 31, are as follows (*dollars in thousands*):

	2007	2006
Land	$ 5,110	$ 5,108
Buildings and leasehold improvements	29,590	16,397
Equipment, furniture and fixtures	13,830	11,364
Construction in progress	312	9,871
Total cost	48,842	42,740
Less accumulated depreciation and amortization	15,505	14,024
Premises and equipment	$ 33,337	$ 28,716

Note 6 - Premises and Equipment (continued)

Depreciation and amortization expense was $1.9 million, $1.6 million, and $1.6 million in 2007, 2006 and 2005, respectively.

The Bank leases premises and equipment under operating leases. Rental expense of leased premises and equipment was $913 thousand, $941 thousand, and $824 thousand for 2007, 2006 and 2005, respectively, which is included in occupancy expense.

Minimum net rental commitments under non-cancelable leases having an original or remaining term of more than one year for future years ending December 31, are as follows (*dollars in thousands*):

Years Ending December 31	Amount
2008	$ 923
2009	905
2010	922
2011	942
2012	835
Thereafter	7,916
	$ 12,443

Certain leases contain renewal options of five years and escalation clauses based on increases in property taxes and other costs.

Note 7 - Foreclosed Assets

Foreclosed assets consisted of the following at December 31, (*dollars in thousands*):

	2007	2006
Real estate acquired through foreclosure	$ 68	$ 34
Allowance for losses	-	-
Other assets acquired through foreclosure	-	-
Total foreclosed assets	$ 68	$ 34

Note 8 - Deposits

The composition of deposits at December 31, is as follows (*dollars in thousands*):

	2007	2006
Non-interest bearing checking	$ 103,721	$ 100,788
NOW and MMDA	357,438	304,956
Savings deposits	22,191	22,425
Time certificates, $100,000 or more	209,617	191,301
Other time certificates	144,157	151,780
Total	$ 837,124	$ 771,250

Scheduled maturities of time deposits for future years ending December 31, are as follows (*dollars in thousands*):

Years Ending December 31	Amount
2008	$ 323,918
2009	9,247
2010	8,181
2011	11,017
2012	1,411
	$ 353,774

Certain related parties of the Company, principally Bank directors and executive officers, were deposit customers of the Bank in the ordinary course of business during 2007 and 2006. Total deposit account dollars at December 31, 2007 and 2006, to key officers and directors were $1.6 million and $2.5 million, respectively. In the opinion of management, these related party deposits were made on substantially the same terms, including interest rates, as those terms prevailing at the date these accounts were opened.

Note 9 - Federal Funds Purchased, Securities Under Repurchase Agreements, and Other Borrowings

Federal funds purchased generally mature within one to four days from the transaction date. The Company had no federal funds purchased at December 31, 2007, or December 31, 2006.

Short-term repurchase agreements and short-term borrowings (excluding federal funds purchased) at December 31, are as follows (*dollars in thousands*):

	2007	2006
Demand note issued to U.S. Treasury, bearing interest at the federal funds rate less .25% (4.25% and 5.25% at December 31, 2007 and 2006, respectively), due on demand, collateralized by securities pledged to the Federal Reserve Bank of San Francisco in the amount of $37.0 million in 2007 and $2.6 million in 2006.	$ 25,767	$ 3,529
Short-term repurchase agreement to Citigroup, maturing May 2008; interest payable quarterly at a rate of 4.1%. This was collateralized by securities pledged to Citigroup in the amount of $14.0 million.	14,000	-
Short-term borrowings with the FHLB. Borrowings are fully collateralized by a separate portfolio of securities and commercial real estate loans pledged to FHLB in the amount of $240.6 million. Borrowings mature in January, February and June 2008. The weighted average interest rate for 2007 and 2006 are 4.54% and 3.78%, respectively.	119,991	30,000
Overnight repurchase agreements with customers. Balances of repurchase agreements fully collateralized by a separate portfolio of securities held at the Federal Home Loan Bank of Seattle in the amount of $42.4 and $40.6 million at December 31, 2007 and 2006, respectively. The weighted average interest rate on these agreements was 4.89% and 4.89 % at December 31, 2007 and 2006, respectively.	14,282	19,541
	$ 174,040	$ 53,070

Information concerning short-term borrowings is summarized as follows (*dollars in thousands*):

	2007	2006	2005
Average balance during the year	$ 122,698	$ 82,815	$ 75,253
Average interest rate during the year	4.6%	4.4%	3.4%
Maximum month-end balance during the year	$ 175,922	$ 118,010	$ 115,104
Weighted average rate at December 31	4.6%	4.8%	3.4%

Note 10 - Term Borrowings, Securities Under Repurchase Agreements, and Junior Subordinated Debentures

Long-term debt at December 31, is as follows (*dollars in thousands*):

	2007	2006
Term advance from Federal Home Loan Bank of Seattle, maturing February 2008; interest-only, monthly payments prior to maturity, fixed interest rate of 5.17%.	$ -	$ 10,000
Term advance from Federal Home Loan Bank of Seattle, maturing June 2008; interest-only, monthly payments prior to maturity, fixed interest rate of 4.14%.	-	10,000
Term advance from Federal Home Loan Bank of Seattle, maturing July 2012; interest-only, quarterly payments prior to maturity, floating interest rate for two years then fixed at 5.35% , reset quarterly, LIBOR minus 0.50% (4.74% at December 31, 2007).	30,000	-
Term advance from Federal Home Loan Bank of Seattle, maturing August 2012; interest-only, quarterly payments prior to maturity, fixed interest rate of 4.74%.	10,000	-
Term advance from Federal Home Loan Bank of Seattle, maturing July 2017; interest-only, quarterly payments prior to maturity, floating interest rate for one year then fixed at 4.74%, reset quarterly, LIBOR minus 1.00% (4.14% at December 31, 2007).	10,000	-
Term Repurchase Agreement to Citigroup, maturing May 2008; interest-only payments due quarterly at a rate of 4.10%. This is collateralized by securities pledged to Citigroup in the amount of $15.4 million.	-	14,000
Junior subordinated debentures issued December 2003, maturing December 2033; interest-only payments due quarterly at a rate of LIBOR plus 2.85% (7.84% at December 31, 2007).	3,082	3,093
Junior subordinated debentures issued April 2003, maturing October 2033; interest-only payments due quarterly at a rate of LIBOR plus 3.25% (8.16% at December 31, 2007).	6,187	6,186
Junior subordinated debentures issued July 2002, maturing October 2032; interest-only payments due quarterly at a rate of LIBOR plus 3.65% (9.02% at December 31, 2006).	-	13,403
Junior subordinated debentures issued July 2007, maturing October 2037; interest-only payments due quarterly at a rate of LIBOR plus 1.45% (6.44% at December 31, 2007).	12,497	-
	$ 71,766	$ 56,682

Note 10 - Term Borrowings, Securities Under Repurchase Agreements, and Junior Subordinated Debentures (continued)

Junior subordinated debentures - In July 2007, we called $13.4 million of junior subordinated debentures originally issued by FCFG Capital Trust I in 2002. We immediately replaced these with a new issuance in the same amount by VFG Capital Trust I. Our capital did not change as a result of this transaction. We paid quarterly interest payments at the 3-month LIBOR rate plus 365 basis points on the FCFG Capital Trust I issuance. The rate on the new issuance is the 3-Month LIBOR rate plus 145 basis points, which re-prices quarterly, and will provide a significant savings. The stated maturity date of this issuance is September 2037, and the debentures may be prepaid without penalty beginning September 2012.

On July 11, 2007, $13.4 million of floating rate capital securities were issued by VFG Capital Trust I (the Trust I). The Trust I is a business trust organized in 2007, owned 100% by the Company. The proceeds of the offering were invested by the Trust in junior subordinated debentures of the Company. The debentures held by the Trust are the sole assets of the Trust. Distributions on the capital securities issued by the Trust are payable quarterly at a floating rate, calculated quarterly, of LIBOR plus 1.45% per annum, which is equal to the interest rate being earned by the Trust on the debentures held by the Trust. At the Company's option, the debentures will not mature earlier than September 15, 2012, and not later than October 7, 2032. After September 15, 2012, the debenture can be redeemed, in whole or in part, at 100% of the principal amount of the debt securities being redeemed plus any accrued and unpaid interest.

On April 10, 2003, $6.2 million of floating rate capital securities was issued by FCFG Capital Trust II (the Trust II). The Trust II is a business trust organized in 2003, owned 100% by the Company. The proceeds of the offering were invested by the Trust in junior subordinated debentures of the Company. The debentures held by the Trust are the sole assets of the Trust. Distributions on the capital securities issued by the Trust are payable quarterly at a floating rate, calculated quarterly, of LIBOR plus 3.25% per annum, which is equal to the interest rate being earned by the Trust on the debentures held by the Trust. At the Company's option, the debentures will not mature earlier than April 24, 2008, and not later than October 24, 2033. After April 24, 2008, the debenture can be redeemed, in whole or in part, at 100% of the principal amount of the debt securities being redeemed plus any accrued and unpaid interest.

As part of the acquisition of Washington Commercial Bancorp, the Company acquired $3.1 million of floating rate capital securities issued by Washington Commercial Statutory Trust I. This is a trust organized in 2003, by WCB and now owned 100% by the Company. The proceeds of the offering were invested by the Trust in junior subordinated debentures of the Company. The debentures held by the Trust are the sole assets of the Trust. Distributions on the capital securities issued by the Trust are payable quarterly at a floating rate, calculated quarterly, of LIBOR plus 2.85% per annum, which is equal to the interest rate being earned by the Trust on the debentures held by the Trust. At the Company's option the debentures will not mature earlier than December 17, 2008 and not later than December 17, 2033. After December 17, 2008 the debenture can be redeemed, in whole or in part, at 100% of the principal amount of the debt securities being redeemed plus any accrued and unpaid interest.

Note 10 - Term Borrowings, Securities Under Repurchase Agreements, and Junior Subordinated Debentures (continued)

The capital securities are subject to mandatory redemption, in whole or in part, upon repayment of the debentures. The Company entered into the agreements which, taken collectively, fully and unconditionally guarantee the capital securities subject to the terms of each of the guarantees. The Company used the proceeds for general corporate purposes including the acquisition of Harbor Bank and stock repurchases. The capital securities qualify as Tier I capital, provided they do not exceed 25% of total Tier I capital, under the capital guidelines of the Federal Reserve Board. Any amounts over 25% of total Tier I capital, qualifies as Tier II capital.

Scheduled maturities of long-term debt for future years ending December 31, are as follows (*dollars in thousands*):

	Consolidated
2009	$ -
2010	-
2011	-
Thereafter	71,766
	$ 71,766

Note 11 - Income Taxes

Income taxes are comprised of the following for the years ended December 31, (*dollars in thousands*):

	2007	2006	2005
Current expense	$ 5,327	$ 4,755	$ 3,879
Deferred expense (benefit)	(404)	915	197
	$ 4,923	$ 5,670	$ 4,076

Note 11 – Income Taxes (continued)

The following reconciliation is between the statutory and the effective federal income tax rate for the years ended December 31, (*dollars in thousands*):

	2007		2006		2005	
	Amount	Percent of Pretax Income	Amount	Percent of Pretax Income	Amount	Percent of Pretax Income
Income tax based on statutory rate	$ 5,839	35.0	$ 5,858	35.0	$ 4,586	35.0
Adjustments resulting from						
Tax-exempt income	(502)	(2.8)	(337)	(2.0)	(110)	(0.8)
Life insurance income	(317)	(1.7)	(243)	(1.5)	(232)	(1.8)
Tax credits	(0)	(0.0)	(0)	(0.0)	(115)	(0.9)
Other	(97)	(0.5)	392	2.4	(53)	(0.4)
Total income taxes	$ 4,923	30.0	$ 5,670	33.9	$ 4,076	31.1

The tax effects of temporary differences that give rise to significant portions of deferred tax assets and liabilities at December 31, are (*dollars in thousands*):

	2007	2006
Deferred tax assets		
Allowance for credit losses	$ 3,796	$ 3,104
Net unrealized loss on securities available-for-sale	3,420	-
Deferred compensation	1,989	1,865
Total deferred tax assets	$ 9,205	$ 4,969
Deferred tax liabilities		
Deferred income	$ 1,226	$ 1,183
Net unrealized gain on securities available-for-sale	-	355
Intangibles	383	323
Accumulated depreciation	1,135	388
Other deferred tax liabilities	48	486
Total deferred tax liabilities	$ 2,792	$ 2,735
Net deferred tax assets	$ 6,413	$ 2,234

No valuation allowance for deferred tax assets was recorded at December 31, 2007 and 2006 as management believes it is more likely than not that all of the deferred tax assets will be realized because they were supported by recoverable taxes paid in prior years.

Note 12 - Commitments and Contingent Liabilities

The Company adopted the provisions of FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement 109," effective January 1, 2007. Interpretation 48 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Benefits from tax positions should be recognized in the financial statements only when it is more likely than not that the tax position will be sustained upon examination by the appropriate taxing authority that would have full knowledge of all relevant information. A tax position that meets the more-likely-than-not recognition threshold is measured at the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. Tax positions that previously failed to meet the more-likely-than-not recognition threshold should be recognized in the first subsequent financial reporting period in which that threshold is met. Previously recognized tax positions that no longer meet the more-likely-than-not recognition threshold should be derecognized in the first subsequent financial reporting period in which that threshold is no longer met. Interpretation 48 also provides guidance on the accounting for and disclosure of unrecognized tax benefits, interest and penalties. Adoption of Interpretation 48 did not have a significant impact on the Company's financial statements.

The Company files income tax returns in the U.S. federal jurisdiction. The Company is no longer subject to U.S. federal income tax examinations by tax authorities for years before 2001.

The Bank is party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. The financial instruments include commitments to extend credit and standby letters of credit. These instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized on the consolidated balance sheets.

The Bank's exposure to credit risk loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual amount of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments. A summary of the Bank's commitments at December 31, is as follows (*dollars in thousands*):

	2007	2006
Commitments to extend credit		
Real estate secured	$ 135,545	$ 161,245
Credit card lines	3,018	3,059
Other	61,258	70,356
Total commitments to extend credit	$ 199,821	$ 234,660
Standby letters of credit	$ 1,953	$ 799

Commitments to extend credit are agreements to a customer as long as there is no violation of any condition established in the contract. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank's experience has been that approximately 70% of loan commitments are drawn upon by customers. The Bank evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on management's credit evaluation of the party. Collateral held varies, but may include accounts receivable, inventory, property and equipment, residential real estate, and income-producing commercial properties.

Note 12 - Commitments and Contingent Liabilities (continued)

Unfunded commitments under commercial lines-of-credit, revolving credit lines and overdraft protection agreements are commitments for possible future extensions of credit to existing customers. These lines-of-credit may be uncollateralized, contain a specified maturity date and may not be drawn upon to the total extent to which the Bank is committed. The reserve for unfunded commitments and contingent liabilities are included in accrued liabilities.

Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. Collateral held varies as specified above, and is required in instances where the Bank deems necessary. There are no assigned reserves for unfunded commitments and contingent liabilities.

Contingencies - Because of the nature of its activities, the Company is subject to various pending and threatened legal actions which arise in the ordinary course of business. In the opinion of management, liabilities arising from these claims, if any, will not have a material effect on the financial position of the Company.

The Company has entered into contracts with certain of its executives and others, which provide for contingent payments subject to future events.

Note 13 - Significant Concentrations of Credit Risk

The Bank has concentrated credit risk exposure, including off-balance-sheet credit risk exposure, related to real estate loans as disclosed in Notes 5 and 12. The ultimate collectibility of a substantial portion of the loan portfolio is susceptible to changes in economic and market conditions in the region. The Bank generally requires collateral on all real estate lending arrangements and typically maintains loan-to-value ratios of no greater than 80%.

Loans are generally limited, by state banking regulation, to 20% of the Bank's stockholder's equity, excluding accumulated other comprehensive income (loss). The Bank, as a matter of practice, generally does not extend credit to any single borrower or group of related borrowers in excess of $15.0 million.

The contractual amounts of credit-related financial instruments such as commitments to extend credit, credit-card arrangement, and letters of credit represent the amounts of potential accounting loss should the contract be fully drawn upon, the customer defaults, and the value of any existing collateral becomes worthless.

Note 14 - Benefit Plans

Employee Stock Ownership Plans.

VFG provides two employee stock ownership plans. One plan, dated January 1, 2006, is called the Venture Financial Group, Inc. Employee Stock Ownership Plan ("ESOP"). The other plan, amended and restated as of January 1, 2006, is called the Venture Financial Group, Inc. KSOP (Employee Stock Ownership Plan with 401(k) Provisions ("KSOP"). The purpose of these plans is to enable participating employees to share in the growth and prosperity of the Company through employer contributions to the ESOP and to provide participants with an opportunity to accumulate their own contributed capital to the KSOP, all for their future economic security. Prior to 2006, there was only a KSOP. In 2006, employer contributions made prior to 2006 were transferred from the KSOP to the newly created ESOP on behalf of employees. Beginning in 2006, all Company contributions were added to the ESOP and all employee contributions were added to the KSOP.

KSOP - All employees are entitled to participate in the KSOP and make salary reduction contributions to the KSOP as of the first day of the month which follows ninety days of employment. A participant is 100% vested in their employee contributions. The KSOP was adopted as a 401(k) plan in 1987, and restated in 1992 to add employee stock ownership plan provisions. On January 1, 2005, the plan was amended to allow individuals to defer up to 100% of their annual compensation on a pre-tax basis subject to certain IRS limits. The plan was amended and restated effective January 1, 2006, to reflect all amendments made and law changes since its last restatement.

All funds in the KSOP are held in trust. The KSOP is administered by a Board of Trustees and an Administrative Committee. The trustees consist of Messrs. Manspeaker, Panowicz and Ms. Sager. The Administrative Committee consists of Company officers. Investments of employee contributions to the KSOP are directed by the employee into a combination of the Company's common stock or mutual and money market funds.

ESOP - The Company makes contributions to the ESOP for the benefit of employees. Profit sharing contributions to the ESOP are made at the discretion of the Board of Directors. No salary reduction contributions are contributed to the ESOP. Participants are vested over a five year period per the vesting schedule outlined in the ESOP plan.

Total contributions made by the Company are included in the ESOP balances. For the year ended December 31, 2007, $935 thousand was added to the ESOP. Company contributions for 2006 and 2005 were $740 thousand and $410 thousand, respectively.

All funds in the ESOP are held in trust. The ESOP is administered by a Board of Trustees and an Administrative Committee. The trustees consist of Messrs. Manspeaker, Panowicz and Ms. Sager. The Administrative Committee consists of Company officers. The investment of Company contributions to the ESOP are generally invested in shares of the Company's common stock, although the Trustees have the discretion to invest in such other prudent investments as deemed appropriate.

In October 2005, the Company approved a $1.0 million revolving line of credit to the KSOP. In the fourth quarter of 2005, the KSOP borrowed $493 thousand from the line of credit from the Company to purchase common stock of the Company. The loan was rewritten in 2006 to be a $493 thousand non-revolving loan with specific repayment terms. With the restatement of the plan in 2006, the loan was transferred to the ESOP and will be repaid from the Bank's contributions to the ESOP. The loan was paid in full in December 2007. The interest rate on the loan is 0% per annum.

Note 14 - Benefit Plans (continued)

In the fourth quarter of 2006, the ESOP borrowed $234 thousand from the Company to purchase common stock of the Company. The loan will be repaid principally from the Bank's contributions to the ESOP. The loan was paid in full in December 2007. The interest on the loan is 0% per annum.

The ESOP allocated shares were 368,185, 321,718, 0, and 0 as of December 31, 2007, 2006 and 2005, respectively. The KSOP allocated shares were 294,505, 602,502 and 699,157 as of December 31, 2007, 2006 and 2005, respectively. Unallocated shares based on the purchase price of the shares, were 0, 35,189 and 28,580 as of December 31, 2007, 2006 and 2005 respectively. Unallocated shares are those shares that have been purchased with borrowings by the ESOP and will not be allocated until the debt is repaid on those shares. When the shares are allocated, they will be allocated at the then current fair market value.

For the year ended December 31, 2007, the ESOP released 35,189 shares of the Company's common stock to participants. At December 31, 2007, the ESOP had no unallocated shares remaining to be released.

To the extent permitted by applicable law, any cash dividends on allocated and/or unallocated Company Stock may be used to repay a loan to the ESOP which meets the requirements of Code Section 4975 and the Regulations there under. The decision as to whether cash dividends on Company Stock will be distributed to participants, used to repay a loan to the ESOP, or held in the Trust shall be made in the sole discretion of the Trustees, and the Trustees may request the Company to pay such dividends directly to participants.

Upon termination from the ESOP/KSOP, a participant may choose to have his account distributed in Company stock, to the extent of his investment in stock, or in cash. Certain participants may also be eligible to diversify a certain percentage of their KSOP accounts. A distribution of stock in the event of termination or diversification requires the Company to issue put options to the participant. This permits the participant to sell the stock to the Company at fair value at any time during the option periods.

Incentive compensation plan - The Company offers incentive compensation to officers and qualified employees based on the financial performance and performance of certain individuals. Awards are payable if the Company meets earnings and other performance objectives and are determined as a percentage of their base salary. Awards under the plan for 2007, 2006 and 2005 were $914 thousand, $906 thousand and $542 thousand, respectively.

The Company also offers incentives to officers and qualified employees based on individual performance targets such as loan growth, deposit growth and customer retention programs as well as miscellaneous incentive programs for employee referrals and awards. Awards under the plan for 2007, 2006 and 2005 were $888 thousand, $834 thousand and $233 thousand, respectively.

There is one other incentive award received by all employees based on a predetermined performance goal of the Company. It is not a part of the incentive compensation plan and is not included above. For 2007, 2006 and 2005, this award totaled $186 thousand, $170 and $0 thousand, respectively.

Supplemental executive retirement plan - The Bank, prior to 2005, maintained a noncontributory defined benefit pension plan called the Salary Continuation Plan ("SCP") for certain management personnel. The SCP was provided to supplement a participating officer's retirement benefits received from social security and targets a certain level of compensation on an annual basis for a period of years after retirement. The SCP Plan was established in 2001 and was a successor plan to the "Executive Supplemental Income Plan" or "ESI" Plan described below. The SCP agreements replaced the previous ESI agreements with employees.

Note 14 - Benefit Plans (continued)

Effective January 1, 2005, the SCP plan was revised and is now called the "Supplemental Executive Retirement Plan" (SERP). The revised SERP plan is a single master plan for our nonqualified retirement plan. The program is a nonqualified retirement plan covering a select group of employees. On an annual or more frequent basis, the SERP is analyzed on an actuarial basis to determine the necessary amounts to expense to cover the plan obligations. Prior to 2005, the liability to individual employees was based on their individual agreements and now is accounted for on a group basis.

The SERP Plan may utilize "Bank Owned Life Insurance" or "BOLI" policies to assist in meeting the obligations agreed to in the individual employee agreements however, the BOLI policies are not assets belonging to the SERP Plan.

The date used to determine the Plan measurements was December 31, 2007. Weighted-average assumptions used in accounting for the SERP Plan were as follows:

	2007
Assumed discount rate	6.00%
Rate of compensation increase	N/A
Expected return on assets	N/A

The rate of compensation increase and the expected return on assets in the plan was not utilized in 2007 in the actuarial determination of accrued pension cost. The dollar amount of the benefit is fixed so compensation increases are not necessary to be utilized. There are no assets set aside specifically for these benefits in trust so the expected return on assets is considered not applicable. This is intended to be an unfunded nonqualified retirement plan under ERISA.

The accumulated benefit obligation was $5.5 million at December 31, 2007, and $4.8 million at December 31, 2006. Changes in the projected benefit obligation were as follows *(dollars in thousands):*

	2007	2006
Projected benefit obligation, beginning of year	$ (4,805)	$ (4,350)
Service Cost	483	536
Interest Cost	285	257
Actuarial Loss (Gain)	$4	(216)
Benefits paid	(116)	(122)
Projected benefit obligation, end of year	$ (5,461)	$ (4,805)

Reconciliations of funded status were as follows *(dollars in thousands)*:

	2007	2006
Funded status	$ (5,461)	$ (4,805)
Unrecognized loss/(gain)	302	298
Actual funded status	$ (5,159)	$ (4,507)

Note 14 - Benefit Plans (continued)

Net periodic expense for the defined benefit pension plan was as follows *(dollars in thousands)*:

	2007	2006
Service Cost	$ 483	$ 536
Interest Cost	285	257
Amortization of gain or loss	-	$73
Net periodic expense	$ 768	$ 866

The benefits expected to be paid in each of the next five fiscal years, and in the aggregate for the five fiscal years thereafter are as follows (*dollars in thousands*):

Plan Year Ended December 31,	Projected Benefit Payments
2008	$ 130
2009	178
2010	393
2011	444
2012	452
2012-2117	2,728
Total payments through 2017	$ 4,325

The amounts recognized in the statements of financial condition are as follows (*dollars in thousands*):

	2007	2006
Prepaid (accrued) benefit cost	$ (5,461)	$ (4,507)
Accumulated other comprehensive expense	(302)	(298)
Net amount recognized	$ (5,159)	$ (4,805)

Employer contributions to the plan for the year ended December 31, 2008 are budgeted to be $874 thousand. Expenses related to this plan totaled $768 thousand, $866 thousand and $846 thousand, in 2007, 2006 and 2005, respectively.

Director benefits – The following is a description of all benefits received by the Company's directors.

Director and Committee Fees - Director fees are paid to non-employee directors only. For the year ending December 31, 2007, VFG directors received a monthly retainer of $750. Each VFG director also serves as a Venture Bank director and received a monthly retainer of $500 and a board attendance fee of $600 per Venture Bank Board meeting. Board members are permitted to participate telephonically once per year and receive a $300 attendance fee. Additionally, participating directors received $100 for all special board conference calls lasting longer than 30 minutes. Committee members received $250 per meeting attended (except Audit Committee which received $300 per meeting).

Note 14 - Benefit Plans (continued)

Director Deferred Income (DDI) - In 1992, the Board of Directors approved a plan under which a director could elect to defer receipt of directors' fees and incentive pay for five years from 1992 to 1997, and at retirement receive those fees and incentive pay plus accrued interest at a rate of 10% during the deferral period and 8% from the end of the deferral period through the payout. The plan also provides that the deferred fees plus the accrued interest benefit payment accelerates in the event of a Director's death and is paid to the Director's beneficiaries. Accrued liabilities to its directors participating in the Plan at December 31, 2007 totaled $340 thousand. Expense associated with the related directors was $27 thousand, $30 thousand, and $20 thousand in 2007, 2006, and 2005, respectively.

Mr. Parsons was included in this Plan as a director in 1992. In 1992, Mr. Parsons was also an executive. The directors included in the plan for whom expenses are being accrued are Messrs. Parsons, Panowicz, and former directors DeTray and Wilcox.

In 1989, the Board of Directors approved a plan under which a director could elect to defer receipt of directors' fees for ten years beginning February 1, 1989, and at retirement receive those fees plus accrued interest. One director, Mr. Parsons, is remaining in this plan. This director deferred $400 per month for 120 months and is entitled to receive $2,193 payable for a period of 120 months upon reaching age 62. The accrued liability to the directors participating in this plan at December 31, 2007 totaled $186 thousand. Expenses associated with this plan were $26 thousand in 2007, $30 thousand in 2006, and $15 thousand in 2005.

Split Dollar Insurance – The Company owns life insurance policies issued on the lives of its Directors and certain employees ("the Participants"). The Company has entered into Agreements that provide for the insurance companies to pay the designated beneficiaries of the Participants up to $350 thousand from the "net at risk proceeds" of these policies. The "net at risk proceeds" of these policies is the amount in excess of the total required in order for the Company to recover all its original investment as well as all accumulated interest in the policies. Participants are required to pay income taxes on the value of the benefits provided under this Plan with a total of $6 thousand reported in 2007, and $3 thousand for 2006.

While the company incurred no expenses associated with this Plan for the year ended December 31, 2007, the Company adopted EITF 06-04 effective January 1, 2008, which requires it to account for the post-retirement cost of split dollar agreements. The effect of which will reduce equity by $411 thousand and decrease earnings in 2008 by $65 thousand.

Long-Term Care Insurance - In 2002, the Company purchased Long-Term Care Insurance for each of its board members and certain employees. Each participant is eligible to begin receiving benefits after being certified by a licensed Health Care Practitioner as chronically ill. The policy provides for a $130 - $200 per day lifetime benefit for facility care, and home and community services. Benefits vest 10% per year over a ten-year period, with acceleration upon a change in control. If the participant's service terminates for reasons other than death, disability, or termination after 10 years of service, then the participant is required to reimburse a portion of the premium based on the years of service completed. In 2007 the Company purchased a plan for one board member. This policy has an annual premium, but otherwise is consistent with the policy previously listed. Expenses related to these plans were $16 thousand for 2007 and $6 thousand for 2006, respectively.

Note 15 - Stock Option Plans

On December 31, 2007, the Company had one active share based compensation plan which is described below. The compensation cost that has been charged to income in 2007 for both stock options and restricted stock grants is $371 thousand. The total income tax benefits recognized in the income statement for share based compensation cost in 2007 is $130 thousand. The tax benefits recognized include the exercise of certain options and the tax benefit of the expense recognition.

On December 31, 2006, the Company had one active share based compensation plan which is described below. The compensation cost that has been charged to income year-to-date in 2006 for both stock options and restricted stock grants is $240 thousand. The total income tax benefits recognized in the income statement for share based compensation cost in 2006 is $84 thousand. The tax benefits recognized include the exercise of certain options and the tax benefit of the expense recognition.

The Company's Stock Incentive Plan ("2004 Plan"), which is shareholder approved, permits the grant of share-based awards to its employees and directors for up to 300,000 shares of common stock. The 2004 Plan addresses non-qualified stock options, incentive stock options, restricted stock awards, and other stock based compensation award. The Company believes that such awards better align the interest of its employees and directors with those of its shareholders. Awards are generally granted with an exercise price equal to the market price of the Company's stock at the date of grant. The outstanding stock option awards have been granted with a 10 year term. The stock option awards when granted have a vesting period of five years with 20% of the shares vesting per year. There is one outstanding restricted stock awards; one award for 5,000 shares vests over a 4 year period with 25% of the shares vesting per year. Unlike the option shares, restricted stock awards are granted at no cost to the recipient. These awards are subject to forfeiture until certain restrictions have lapsed, including continued employment for a specified period. The recipient of a share of restricted stock is entitled to voting rights and dividends on the common stock. Certain option and share awards provide for accelerated vesting if there is a change in control (as defined in the Plan). At December 31, 2007, 190,550 option shares and 5,750 restricted stock award shares have been granted under the Plan since plan inception. At December 31, 2007, 9,500 option shares and 750 restricted option shares previously granted under the 2004 Plan since Plan inception were forfeited and returned to the Plan and are available for future grants. Under the 2004 Plan, 113,950 shares remain available for grant. It is the Company's policy to issue authorized but unissued shares of common stock upon stock option exercises or restricted stock awards. The Company may, as part of its repurchase program purchase shares that have been listed for sale that may have been acquired through the 2004 share-based award plan or previous plans.

Options becoming exercisable under stock option plans in future years ending December 31, are as follows:

2008 – 55,310; **2009** – 48,110; **2010** – 36,210; **2011** – 28,190; and **2012** – 17,680

Options outstanding at December 31, 2007 were granted under the 1994 director, and 1999 employee stock option plans. These plans were superseded in 2004 with the 2004 Stock Incentive Plan and accordingly no further options will be granted under the 1994 and 1999 plans.

Each outstanding option issued pursuant to the Washington Commercial Bancorp Stock Option and Stock Grant Plan, 1999 Washington Commercial Bancorp Employee Stock Option Plan, 1999 Washington Commercial Bancorp Director Stock Option Plan and 2002 Washington Commercial Bancorp Director Stock Option Plan is no longer exercisable for shares of WCB common stock, but instead, constitutes an option to acquire, on the same terms and conditions as were applicable under such option immediately prior to consummation of

Note 15 - Stock Option Plans (continued)

the merger, that number of shares of Venture common stock equal to the product of the number of shares of WCB common stock for which such option was exercisable plus 2.0465. The exercise price for each option shall be equal to the exercise price per share for such option immediately prior to the effective time of the merger divided by 2.0465.

Restricted stock was granted to an employee for the first time in 2005. At a fair market value of $20.85 per share, 5,000 shares were granted. These shares vest over a four year period at the rate of 25% per year. As of December 31, 2007, 2,500 are fully vested. Unlike stock options, the employee is taxed on the fair market value of the restricted stock at the time the stock vests. The restricted stock is outstanding and has voting rights from the date it is granted. However, it may not be traded by the grantee until it is vested.

The second restricted stock grant was to an employee in 2006. At a fair market value of $20.00 per share, 750 shares were granted. These shares vest at 100% after years from date of grant. These shares were forfeited in 2007 and were returned to the Plan and are available for future grants.

As permitted by Statement No. 123, prior to January 1, 2006, the Company accounted for stock-based awards to employees and directors using the intrinsic value method, in accordance with APB No. 25, Accounting for Stock Issued to Employees. Accordingly, no compensation expense was recognized in the consolidated financial statements for employee and director stock arrangements where the grant price was equal to market price on the date of grant. However, the required pro forma disclosures of the effects of all options granted on or after January 1, 1995, were provided in accordance with SFAS No. 123, Accounting for Share-Based Compensation. Effective January 1, 2006, the Company adopted SFAS No. 123(R) which permits public companies to adopt its requirements using the "modified prospective" method. Under the "modified prospective" method, the compensation cost is recognized beginning with the effective date (a) based on the requirements of SFAS No.123(R) for all share-based payments granted after the effective date and (b) based on the requirements of Statement No. 123 for all awards granted to employees and directors prior to the effective date of SFAS 123(R) that remain unvested on the effective date.

Beginning January 1, 2006, the Company began accounting for stock-based awards to employees and directors using the fair value method, in accordance with SFAS No. 123(R), Share-Based Payment. The Company currently uses the Black-Scholes valuation model to estimate the fair value of stock option awards. The following assumptions are used in the Black-Scholes model: expected volatility, expected dividends, expected term and risk-free rate. Expected volatilities are not based on implied volatilities from traded options on the Company stock because the Company stock does not have any options traded on it. Instead, expected volatilities are based on the historical volatility of the Company stock and other factors. The Company uses historical data to estimate option exercise and employee termination within the valuation model; separate groups of employees that have similar historical exercise behavior are considered separately for valuation purposes. The expected term of options granted is derived from the output of the option valuation model and management's experience and represents the period of time that options granted are expected to be outstanding. The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of grant. The assumptions are determined at the date of grant and are not subsequently adjusted for actual. In all years presented, there was only one grant date in the year except in 2007 where on two dates grants were issued.

Note 15 - Stock Option Plans (continued)

	November 1, 2007	April 18, 2007	April 19, 2006	April 16, 2005
Expected volatility	22.36%	23.06%	23.90%	24.32%
Expected dividends	1.43%	1.37%	1.40%	2.33%
Expected term (in years)	7.3 years	7.3 years	6.5 years	7 years
Risk-free rate	3.84%	4.62%	4.92%	4.38%

The weighted average fair value of options granted during 2007, 2006, and 2005 was $6.57 $6.03, and $5.02, respectively. In the opinion of management, the assumptions used in the option pricing model are subjective and represent only one estimate of possible value, as there is no active market for Company options granted.

Options granted by the Company during 2007, 2006, and 2005, are 20% vested on each of the five subsequent anniversaries of the grant date. Options granted by Washington Commercial Bancorp were all vested effective as of the date of the merger, September 2, 2005, and were not expensed after the merger but the merger date intrinsic value of the options was added to goodwill. As the options are exercised the merger date intrinsic value and excess tax benefits are subtracted from goodwill. Stock option and per share amounts for current and prior periods have been adjusted to reflect the effect of stock splits. Actual forfeited shares and the related compensation expense of those shares is taken out at the time of forfeiture. Management's estimate of future forfeitures, after reviewing historical trends is based on future forfeiture expectations.

Note 15 - Stock Option Plans (continued)

A summary of option activity under the Plan as of December 31, 2007, 2006 and 2005 during the years then ended is presented below:

Options	Director Shares	Employee Shares	Total Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value (000's)
Outstanding at December 31, 2004	135,385	495,312	630,397	$ 9.20	-	-
Exercisable at December 31, 2004	19,950	243,625	263,575	$ 7.59	-	-
Granted 2005	4,200	38,800	43,000	$19.25	-	-
Exercised 2005	(20,363)	(211,678)	(232,041)	$ 7.38	-	-
Forfeited or expired 2005	(180)	(38,719)	(38,899)	(1)	-	-
Outstanding at December 31, 2005	119,042	283,715	402,757	$10.94	5.65 years	$3,676
Exercisable at December 31, 2005	84,392	181,965	266,357	$ 9.08	4.40 years	$2,927
Granted 2006	5,250	51,500	56,750	$20.00	-	-
Exercised 2006	(49,389)	(34,730)	(84,119)	$ 9.07	-	-
Forfeited or expired 2006	(5,400)	(5,550)	(10,950)	-	-	-
Outstanding at December 31, 2006	69,503	294,935	364,438	$12.65	5.80 years	$3,308
Exercisable at December 31, 2006	46,073	175,205	221,278	$ 9.75	4.35 years	$2,650
Granted 2007	14,000	76,800	90,800	$21.88	-	-
Exercised 2007	(33,870)	(18,651)	(52,521)	$10.78	-	-
Forfeited or expired 2007	-	(35,100)	(35,100)	(2)	-	-
Outstanding at December 31, 2007	49,633	317,984	367,617	$15.56	6.34 years	$2,181
Exercisable at December 31, 2007	24,773	159,844	184,617	$11.14	4.39 years	$1,888

(1) Shares forfeited – weighted average exercise price of $13.16 and shares expired – weighted average exercise price of $10.99
(2) Shares forfeited – weighted average exercise price of $21.30 and shares expired – weighted average exercise price of $7.60

The total intrinsic value at December 2007 of options exercised during 2007 was $587 thousand. The intrinsic value represents the fair market value of the shares at exercise of $1.2 million (where fair market value is the prior month end weighted average price) less the cost to the recipient to exercise which was $566 thousand. The tax benefits created by these exercises are allocated to additional paid in capital and goodwill depending on the source of those options and prior accounting for those options. Fair market value for options exercised is calculated differently than for options outstanding and exercisable. The fair market value is the weighted average share price in the previous month of the exercise for timely tax and compensation calculations.

Note 15 - Stock Option Plans (continued)

The following summarizes information about stock options outstanding at December 31, 2007:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$7.00 and under	30,704	4.02	$ 6.74	30,704	$ 6.74
$7.01 to $10.00	82,598	2.50	$ 8.92	82,598	$ 8.92
$10.01 to $15.00	40,235	6.22	$13.45	33,035	$13.40
$15.01 to $19.00	39,900	6.29	$15.33	18,600	$15.33
$19.01 to $21.00	85,780	7.89	$19.69	19,680	$19.58
$21.01 to $25.00	88,400	9.32	$21.88	-	-
	367,617	6.34	$15.56	184,617	$ 11.14

A summary of the status of the Company's nonvested shares as of December 31, 2007, and changes during the years ended 2007, 2006, and 2005 is presented below:

Nonvested Shares	Director Shares	Employee Shares	Total Shares	Weighted Average Grant Date Fair Value
Nonvested at December 31, 2004	44,250	128,220	172,470	$3.15
Granted	4,200	38,800	43,000	$5.02
Vested	(13,800)	(28,500)	(42,300)	$2.84
Forfeited	-	(36,770)	(36,770)	$3.29
Nonvested at December 31, 2005	34,650	101,750	136,400	$3.80
Granted	5,250	51,500	56,750	$6.03
Vested	(11,520)	(28,450)	(39,970)	$3.44
Forfeited	(4,950)	(5,070)	(10,020)	$4.42
Nonvested at December 31, 2006	23,430	119,730	143,160	$4.74
Granted	14,000	76,800	90,800	$6.60
Vested	(12,570)	(35,150)	(47,720)	$4.12
Forfeited	-	(3,240)	(3,240)	$6.35
Nonvested at December 31, 2007	24,860	158,140	183,000	$5.80

Note 15 - Stock Option Plans (continued)

As of December 31, 2007, there was $567 thousand of total unrecognized compensation cost related to nonvested share-based compensation arrangements granted under the Plan. That cost is expected to be recognized using graded vesting over a five year vesting period which accelerates the expense to a weighted average period of under 2 years. The Company has granted awards with graded vesting; the awards vest 20% at the end of each year over five years. The Company has elected to treat each vesting tranche as a separate award with compensation cost for each award recognized over its vesting period. This approach results in a greater amount of compensation cost recognized in the earlier periods of the grant with a declining amount recognized in later periods. The total grant date fair value of shares vested during the year ended December 31, 2007, was $197 thousand.

The table below illustrates the effect on net income and earnings per share for the Company applying the fair value recognition provisions of SFAS No. 123(R), Share-Based Payment to stock-based compensation awards granted on or after January 1, 1995, for the period ended December 31, 2005. The table also illustrates on a pro forma basis the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of SFAS No. 123, Accounting for Share-Based Compensation, to stock-based compensation awards granted on or after January 1, 1995, for the year ended December 31, 2005:

(dollars in thousands, except per share data)	Year Ended December 31, 2005
Net income, as reported	$ 9,028
Less total stock-based compensation expense determined under fair value method for all qualifying awards, net of tax	$ 221
Actual Pro forma net income	$ 8,807
Earnings per Share	
Basic:	
As reported	$ 1.33
Pro-forma	$ 1.30
Diluted:	
As reported	$ 1.30
Pro-forma	$ 1.27

Compensation expense for restricted stock is measured based upon the number of shares granted and the stock price at the grant date. Compensation expense for restricted stock is recognized in earnings over the required service period.

Compensation expense has been recognized in the condensed consolidated financial statements for employee and director stock arrangements in each quarter of 2007. Compensation expense for stock options is now measured at the grant date of the award at fair value and adjusted to reflect forfeitures and the outcome of certain conditions.

Note 16 - Condensed Financial Information - Parent Company Only (*dollars in thousands*)

Condensed Balance Sheets - December 31

	2007	2006
Assets		
Cash	$ 1,111	$ 614
Investment in the Bank	108,621	106,847
Other assets	1,111	1,186
Total assets	$ 108,843	$ 108,647
Liabilities and Stockholders' Equity		
Liabilities		
Junior subordinated debentures	$ 21,766	$ 22,682
Other liabilities	317	733
Total liabilities	22,083	23,415
Shareholders' Equity	88,760	85,232
Total liabilities and shareholders' equity	$ 110,843	$ 108,647

Condensed Statement of Income - Years Ended December 31

	2007	2006	2005
Operating Income			
Dividends from the Bank	$ 4,400	$ 3,600	$ 15,500
Change in market value	1,262	-	-
Interest	94	64	42
Total operating income	5,756	3,664	15,542
Operating Expenses			
Interest	1,808	2,084	1,556
Other	585	229	133
Total operating expenses	2,393	2,313	1,689
Income before income taxes and equity in undistributed income of the Bank	3,363	1,351	13,853
Income Tax Benefit	(196)	(760)	(545)
Income before equity in undistributed income of the Bank	3,559	2,111	14,398
Equity in Undistributed Income (Loss) of the Bank	8,200	8,958	(5,370)
Net income	$ 11,759	$ 11,069	$ 9,028

Note 16 - Condensed Financial Information - Parent Company Only (continued)

Condensed Statement of Cash Flows - Years Ended December 31	2007	2006	2005
Cash Flows from Operating Activities			
Net income	$ 11,759	$ 11,069	$ 9,028
Adjustments to reconcile net income to net cash from operating activities			
Equity in undistributed (income) loss of the Bank	(8,200)	(8,958)	5,370
Other – net	(1,519)	126	(37)
Net cash from operating activities	2,040	2,237	14,361
Cash Flows from Investing Activities			
Cash investment in (return from) the Bank	(13)	735	(15,500)
Cash Flows from Financing Activities			
Proceeds from exercise of stock options	566	763	1,713
Stock issued for purchase of WAM	35	32	33
Advance to ESOP	-	(234)	(493)
Loan payment from ESOP	634	93	-
Repurchase of common stock	(391)	(2,366)	(2,455)
Proceeds from long-term debt	-	-	3,093
Payment of dividends	(2,374)	(2,092)	(1,855)
Net cash from (used in) financing activities	(1,530)	(3,804)	36
Net increase (decrease) in cash	497	(832)	(1,103)
Cash, beginning of year	614	1,446	2,549
Cash, end of year	$ 1,111	$ 614	$ 1,446

Note 17 - Regulatory Matters

The Company and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on the Company's consolidated financial statements. Under capital adequacy guidelines on the regulatory framework for prompt corrective action, the Bank must meet specific capital adequacy guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Company's and the Bank's capital classification is also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Note 17 - Regulatory Matters (continued)

Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios (set forth in the table below) of Tier I capital (as defined in the regulations) to total average assets (as defined), and minimum ratios of Tier I and total capital (as defined) to risk-weighted assets (as defined).

As of December 31, 2006, the most recent notification from the Bank's regulator categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier I risk-based, Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the institution's category.

The actual capital amounts and ratios are as follows (*dollars in thousands*):

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2007						
Tier I capital (to average assets):						
Consolidated	$ 88,233	8.37%	$ 43,186	≥ 4.00%	N/A	N/A
Venture Bank	86,328	8.18%	42,191	≥ 4.00%	$ 52,739	≥ 5.00%
Tier I capital (to risk-weighted assets):						
Consolidated	$ 88,233	9.34%	$ 37,777	≥ 4.00%	N/A	N/A
Venture Bank	86,328	9.15%	37,736	≥ 4.00%	$ 56,604	≥ 6.00%
Total capital (to risk-weighted assets):						
Consolidated	$ 99,208	10.50%	$ 75,553	≥ 8.00%	N/A	N/A
Venture Bank	97,303	10.31%	75,473	≥ 8.00%	$ 94,341	≥ 10.00%
As of December 31, 2006:						
Tier I capital (to average assets):						
Consolidated	$ 81,380	9.44%	$ 34,474	≥ 4.00%	N/A	N/A
Venture Bank	80,314	9.32%	34,460	≥ 4.00%	$ 43,076	≥ 5.00%
Tier I capital (to risk-weighted assets):						
Consolidated	$ 81,380	10.27%	$ 31,710	≥ 4.00%	N/A	N/A
Venture Bank	80,314	10.15%	31,665	≥ 4.00%	$ 47,498	≥ 6.00%
Total capital (to risk-weighted assets):						
Consolidated	$ 90,297	11.39%	$ 63,421	≥ 8.00%	N/A	N/A
Venture Bank	89,231	11.27%	63,331	≥ 8.00%	$ 79,164	≥ 10.00%

Restrictions on retained earnings - The Bank is subject to certain restrictions on the amount of dividends that it may declare without prior regulatory approval. At December 31, 2007, the Bank could pay dividends to its parent of up to $3.0 million and still be well capitalized under prompt corrective action provisions.

Note 17 - Regulatory Matters (continued)

Purchases of Equity Securities by Venture Financial Group, Inc.

On February 19, 2003, the Board approved a stock repurchase program to allow for the repurchase of 131,370 shares of VFG Common Stock in purchases over time in privately negotiated transactions. On September 18, 2003, this plan was amended and an additional 56,130 shares were added to the plan. On October 15, 2003, this plan was amended again and an additional 225,000 shares were added to this plan bringing the total to 412,500 shares. Under this plan 266,097 shares were repurchased in 2003 and 146,403 were repurchased in 2004, for a total of $2.2 million. All shares have been adjusted for the three-for-two stock split announced May 6, 2004, and effective May 16, 2004.

On June 16, 2004, the Board approved a stock repurchase program to allow for the repurchase of 200,000 shares of VFG Common Stock in purchases over time in privately negotiated transactions. Under this plan, VFG purchased 167,640 shares from the third quarter 2004 through third quarter 2005 for a total of $3.1 million.

On November 15, 2005, the Board approved a stock repurchase program to allow for the repurchase of 200,000 shares of VFG Common Stock in purchases over time in either privately negotiated transactions or through the open market. Under this plan, VFG has purchased 136,229 shares from the fourth quarter 2005 through third quarter 2007 for a total of $2.8 million.

On August 29, 2007, the Board approved a stock repurchase program to allow for the repurchase of 200,000 shares of VFG Common Stock in purchases over time in either privately negotiated transactions or, if a market develops, through the open market. Under this plan VFG has purchased no shares.

Note 18 - Fair Values of Financial Instruments

The estimated fair values of the Company's financial instruments at December 31, were as follows (*dollars in thousands*):

	2007		2006	
	Recorded Amount	Fair Value	Recorded Amount	Fair Value
Financial Assets				
Cash and due from banks, interest bearing deposits in other banks	$ 17,725	$ 17,725	$ 17,754	$ 17,754
Federal funds sold	$ -	$ -	$ 6,790	$ 6,790
FHLB Stock and TIB Stock	$ 4,590	$ 4,590	$ 4,590	$ 4,590
Securities available-for-sale	$ 280,177	$ 280,177	$ 162,447	$ 162,447
Securities held-to-maturity	$ 16,800	$ 16,571	$ -	$ -
Loans held-for-sale	$ 17,389	$ 17,389	$ 4,462	$ 4,642
Loans receivable, net	$ 754,753	$ 753,985	$ 702,536	$ 702,262
Accrued interest receivable	$ 4,862	$ 4,862	$ 4,394	$ 4,394
Financial Liabilities				
Deposits	$ 837,124	$ 837,289	$ 771,250	$ 772,312
Federal funds purchased	$ 8,282	$ 28,282	$ -	$ -
Short-term borrowings	$ 45,758	$ 145,758	$ 53,070	$ 53,070
Long-term debt	$ 50,000	$ 50,704	$ 34,000	$ 32,562
Junior subordinated debentures	$ 21,766	$ 21,766	$ 22,682	$ 22,682
Accrued interest payable	$ 1,990	$ 1,990	$ 1,783	$ 1,783

The Company assumes interest rate risk (the risk that general interest rate levels will change) as a result of its normal operations. As a result, the fair values of the Company's financial instruments will change when interest rate levels change and that change may either be favorable or unfavorable to the Company. Management attempts to match maturities of assets and liabilities to the extent believed necessary to minimize interest rate risk. However, borrowers with fixed rate obligations are less likely to prepay in a rising rate environment and more likely to prepay in a falling rate environment. Conversely, depositors who are receiving fixed rates are more likely to withdraw funds before maturity in a rising rate environment and less likely to do so in a falling rate environment. Management monitors rates and maturities of assets and liabilities, and attempts to minimize interest rate risk by adjusting terms of new loans, and deposits and by investing in securities with terms that mitigate the Company's overall interest rate risk.

Note 19 - Other Operating Income and Expenses

Other operating income and expenses include the following amounts which are in excess of 1% of the total of interest income and non-interest income for the years ended December 31 (*dollars in thousands*):

	2007		2006		2005	
Other operating income						
Commission on sale of non-deposit investment products	$	581	$	736	$	507
Earnings on bank-owned life insurance	$	905	$	693	$	530
Other operating expense						
State taxes	$	1,401	$	1,047	$	708
Advertising and marketing	$	1,848	$	1,214	$	913
Expenses of SERP	$	716	$	920	$	846

Note 20 - Earnings Per Share Disclosures

In May 2004, the Company's Board of Directors approved a 3 for 2 stock split to shareholders of record on May 16, 2004. The earnings per share, the shares used for purposes of recalculating earnings per share, and the option amounts and prices for the years ended December 31, 2004, have been retroactively adjusted for the split.

Note 20 - Earnings Per Share Disclosures (continued)

Following is information regarding the calculation of basic and diluted earnings per share for the years indicated (*dollars in thousands except for shares and per share data*):

	Net Income (Numerator)	Shares (Denominator)	Per Share Amount
Year ended December 31, 2007			
Basic earnings per share			
Net income	$ 11,759	7,163,034	$ 1.64
Effect of dilutive securities			
Options		119,710	(0.03)
Diluted earnings per share			
Net income	$ 11,759	7,282,744	$ 1.61
Year ended December 31, 2006			
Basic earnings per share			
Net income	$ 11,069	7,172,290	$ 1.54
Effect of dilutive securities			
Options		123,279	(0.02)
Diluted earnings per share			
Net income	$ 11,069	7,295,569	$ 1.52
Year ended December 31, 2005			
Basic earnings per share			
Net income	$ 9,028	6,768,229	$ 1.33
Effect of dilutive securities			
Options		162,304	(0.03)
Diluted earnings per share			
Net income	$ 9, 028	6,930,533	$ 1.30

The number of shares shown for "options" is the number of incremental shares that would result from exercise of options and use of the proceeds to repurchase shares at the average market price during the year.

Note 21 - Business Segment Information

The Company was managed along two major lines of business; community banking, its core business, and the small loan division, which was entered into late in the fourth quarter of 2000. Community banking consists of all lending, deposit and administrative operations conducted through its 17 offices in Washington State. The small loan division provided small, short-term consumer loans to customers in Arkansas. Effective July 1, 2005, the Bank terminated its relationship with Advance America and no longer offered small short-term consumer loans.

Prior to 2001, the Company was managed as a whole, not by discrete operating segments. When the Company began offering small loans, its operating results were segregated in the general ledger system to better manage financial performance. The financial performance of the business lines is measured by the Company's profitability reporting process, which utilizes various management accounting techniques to more accurately reflect each business line's financial results. Revenues and expenses are primarily assigned directly to business lines.

The organizational structure of the Company and its business line financial results are not necessarily comparable across companies. As such, the Company's business line performance may not be directly comparable with similar information from other financial institutions.

Financial highlights by line of business as of and for the years ended December 31, were as follows (*dollars in thousands*):

	Community Banking	Small Loans	Total
December 31, 2007			
Net interest income after provision for credit losses	$ 36,576	$ -	$ 36,576
Non-interest income	11,342	-	11,342
Non-interest expense	31,236	-	31,236
Income taxes	4,923	-	4,923
Net income	$ 11,759	$ -	$ 11,759
Total assets	$ 1,183,243	$ -	$ 1,183,243
Total loans	$ 765,728	$ -	$ 765,728
December 31, 2006			
Net interest income after provision for credit losses	$ 34,741	$ -	$ 34,741
Non-interest income	8,666	-	8,666
Non-interest expense	26,668	-	26,668
Income taxes	5,670	-	5,670
Net income	$ 11,069	$ -	$ 11,069
Total assets	$ 978,108	$ -	$ 978,108
Total loans	$ 711,453	$ -	$ 711,453

Note 21 - Business Segment Information (continued)

December 31, 2005			
Net interest income after provision for credit losses	$ 26,951	$ 743	$ 27,694
Non-interest income	8,201	9	8,210
Non-interest expense	22,728	72	22,800
Income taxes	3,879	197	4,076
Net income	$ 8,545	$ 483	$ 9,028
Total assets	$ 752,793	$ -	$ 752,793
Total loans	$ 596,636	$ -	$ 596,636

Note 22 - Subsequent Event

On January 17, 2008, the Company declared a dividend in the amount of $.085 per share to be paid on February 8, 2008, for shareholders of record as of January 28, 2008.

During the first quarter of 2008, weakness in the Puget Sound real estate markets became more evident. The evidence is reflected by reductions in property values, in appraisals, and real estate statistics for the months in the first quarter for certain areas.

Since December 31, 2007, we transferred a total of seven borrowing relationships with loans amounting to $13.3 million to non-accrual status..

Note 23 - Selected Quarterly Financial Data (Unaudited)

The following selected financial data are presented for the quarters ended (*dollars in thousands, except per share amounts*):

	December 31	September 30	June 30	March 31
Year ended December 31, 2007				
Interest income	$ 21,134	$ 20,829	$ 19,700	$ 12,945
Interest expense	(10,503)	(10,585)	(9,907)	(5,129)
Net interest income	10,631	10,244	9,793	7,816
Provision for credit losses	(2,475)	(375)	(375)	(150)
Non-interest income	3,402	3,110	2,262	1,967
Non-interest expenses	(8,712)	(8,217)	(7,233)	(6,093)
Income before provision for income taxes	2,846	4,762	4,447	3,540
Provision for income taxes	(648)	(1,565)	(1,277)	(1,226)
Net income	$ 2,198	$ 3,197	$ 3,170	$ 2,314
Earnings per share				
Basic	$ 0.30	$ 0.45	$ 0.44	$ 0.45
Diluted	$ 0.29	$ 0.44	$ 0.44	$ 0.44
Year ended December 31, 2006				
Interest income	$ 18,332	$ 17,890	$ 15,504	$ 12,945
Interest expense	(8,590)	(8,101)	(7,035)	(5,129)
Net interest income	9,742	9,789	8,469	7,816
Provision for credit losses	(375)	(400)	(150)	(150)
Non-interest income	2,179	2,237	2,283	1,967
Non-interest expenses	(6,821)	(7,195)	(6,559)	(6,093)
Income before provision for income taxes	4,725	4,431	4,043	3,540
Provision for income taxes	(1,627)	(1,403)	(1,414)	(1,226)
Net income	$ 3,098	$ 3,028	$ 2,629	$ 2,314
Earnings per share				
Basic	$ 0.43	$ 0.42	$ 0.37	$ 0.32
Diluted	$ 0.43	$ 0.42	$ 0.36	$ 0.31

ITEM 9 - CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

There were no changes in or disagreements with accountants on accounting and financial disclosures.

ITEM 9A(T) – CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

The Company's disclosure controls and procedures are designed to ensure that information VFG must disclose in its reports filed or submitted under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), is recorded, processed, summarized, and reported on a timely basis. The Company carried out an evaluation, under the supervision and with the participation of the Chief Executive Officer ("CEO") and Chief Financial Officer, of the effectiveness of disclosure controls and procedures as of the end of the period covered by this report. Based on that evaluation, the CEO and Chief Financial Officer have concluded that VFG's disclosure controls and procedures are effective in bringing to their attention, on a timely basis, information required to be disclosed by VFG reports that it files or submits under the Exchange Act. Also, since the date of their evaluation, there have not been any changes in VFG's internal controls that materially affected, or is reasonably likely to affect, those controls, including any corrective actions with regard to significant deficiencies and material weaknesses.

Changes in Internal Controls

In the year ended December 31, 2007, the Company did not make any change in, nor take any corrective actions regarding, its internal controls that has materially affected, or is reasonably likely to materially affect the internal controls over financial reporting. The Company continued to implement suggestions from its internal auditor and independent auditors on ways to strengthen existing controls.

Report of Management on Internal Control Over Financial Reporting

The management of Venture Financial Group is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) and under the Securities Exchange Act of 1934. The company's internal control system is designed to provide reasonable assurance to our management and Board of Directors regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. The company's internal control over financial reporting includes those policies and procedures that:

- Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the company's assets;

- Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with the authorizations of management and directors of the company; and

- Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of the company's internal control over financial reporting as of December 31, 2007. In making this assessment, we used the criteria set forth by the Committee of Sponsoring Organizations of the

Treadway Commission (COSO) in Internal Control — Integrated Framework. Based on our assessment and those criteria, we believe that, as of December 31, 2007, the company maintained effective internal control over financial reporting.

This annual report does not include an attestation report of the company's registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the company's registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the company to provide only management's report in this annual report.

March 28, 2008

ITEM 9B – Other Information

None.

PART III

ITEM 10 - DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Incorporated by reference to the sections entitled ***Election of Directors - Information with Respect to Nominees and Directors Whose Terms Continue, Management, and Section 16(a) Beneficial Ownership Reporting Compliance***, as set forth in the Proxy Statement for the Company's 2008 Annual Meeting of Shareholders.

ITEM 11 - EXECUTIVE COMPENSATION

Incorporated by reference to the sections entitled ***Information Regarding the Board of Directors and its Committees - Director Compensation and Executive Compensation***, as set forth in the Proxy Statement.

ITEM 12 - SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Incorporated by reference to the sections entitled ***Election of Directors - Information with Respect to Nominees and Directors Whose Terms Continue, and Security Ownership of Certain Beneficial Owners and Management***, as set forth in the Proxy Statement.

ITEM 13 - CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

Incorporated by reference to the section entitled ***Certain Relationships and Related Transactions***, as set forth in the Proxy Statement.

ITEM 14 – PRINCIPAL ACCOUNTING FEES AND SERVICES

Incorporated by reference to the section entitled ***Independent Auditors***, as set forth in the Proxy Statement.

PART IV

ITEM 15 - EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

The following documents are filed as part of this report:

(a)(1) Financial Statements.

Index to Consolidated Financial Report

Report of Moss Adams LLP, Independent Registered Public Accounting Firm

Consolidated balance sheets as of December 31, 2007 and 2006

Consolidated statements of income for the years ended December 31, 2007, 2006 and 2005

Consolidated statements of shareholders' equity and comprehensive income for the years ended December 31, 2007, 2006 and 2005

Consolidated statements of cash flows for the years ended December 31, 2007, 2006 and 2005

Notes to Consolidated Financial Statements

(2) Financial Statement Schedules.

Schedules are omitted for the reason that they are not required or are not applicable, or the required information is shown in the Consolidated Financial Statements or notes thereto.

(3) The exhibits listed on the Exhibit Index following signature page. Management contracts and compensatory plans are listed as Items 10.1 to 10.18.

(b) Exhibits:	See Exhibit Index following signature page
(c) Financial Statement Schedules:	None

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on the 28th day of March, 2008.

VENTURE FINANCIAL GROUP, INC.
(Registrant)

By: /s/ Ken F. Parsons, Sr.
Ken F. Parsons, Sr.
Chief Executive Officer and Chairman of the Board

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities indicated on the 28th day of March, 2008.

Signatures	Title
	Chief Executive Officer
/s/ Ken F. Parsons, Sr. Ken F. Parsons, Sr. (principal executive officer)	Chief Executive Officer and Chairman of the Board
	Chief Financial Officer
/s/ Sandra L. Sager, CPA Sandra L. Sager, CPA (principal financial officer; and principal accounting officer)	EVP/Chief Financial Officer
Remaining Directors:	
/s/ James F. Arneson James F. Arneson	Director
/s/ Keith W. Brewe Keith W. Brewe	Director
/s/ Lowell E. (Sonny) Bridges Lowell E. (Sonny) Bridges	Director
/s/ Linda E. Buckner Linda E. Buckner	Director
/s/ Jewell C. Manspeaker Jewell C. Manspeaker	Director
/s/ Patrick L. Martin Patrick L. Martin	Director
/s/ A. Richard Panowicz A. Richard Panowicz	Director
/s/ Lawrence J. Schorno Lawrence J. Schorno	Director

EXHIBIT INDEX

Exhibit		
3.1	(a)	Second Amended and Restated Articles of Incorporation.
3.2	(b)	Bylaws.
4.1	(c)	Amended and Restated Trust Agreement dated July 9, 2007
4.2	(d)	Indenture, dated July 9, 2007, by and between Venture Financial Group, Inc. and LaSalle Bank National Association
4.3	(e)	Guarantee Agreement, dated July 9, 2007, by and between Venture Financial Group, Inc. and LaSalle Bank National Association
10.1	(f)*	Employment Agreement with Ken F. Parsons, Sr.
10.2	(g)*	Amendment to Employment Agreement with Ken F. Parsons, Sr.
10.2	(h)*	Employment Agreement with James Arneson.
10.3	(i)*	Form of Long-Term Care Agreement.
10.4	(j)*	Supplemental Executive Retirement Plan.
10.5	(k)*	2004 Stock Incentive Plan.
10.6	(l)*	Employment Contract for Sandra Sager.
10.7	(m)*	Form of Split Dollar Life Insurance Agreement
10.8	(n)*	Third Amendment to Ken Parsons Employment Agreement
10.9	(o)*	Fourth Amendment to Ken Parsons Employment Agreement
10.10	(p)*	Amendment to James Arneson Employment Agreement
10.11	(q)*	Amendment to Sandra Sager Employment Agreement
10.12	(r)*	Restated 1992 Directors Deferred Income Agreement (Parsons)
10.13	(s)*	Restated 1992 Directors Deferred Income Agreement (Panowicz)
10.14	(t)*	Restated 1989 Deferred Compensation Agreement (Parsons)
10.15	(u)*	Supplemental Executive Retirement Plan Participation Agreement
10.16	(v)*	First Amendment to the 2005 Venture Financial Group, Inc. Supplemental Executive Retirement Plan
10.17	(w)*	Venture Financial Group, Inc. Employee Stock Ownership Plan.
10.18	(x)*	Venture Financial Group, Inc. KSOP (Employee Stock Ownership Plan with 401(k) Provisions). Amended and Restated as of January 1, 2006.
21		Subsidiaries of the Registrant.
23.1		Consent of Independent Registered Public Accounting Firm (Moss Adams, LLP).
31.1	Certification of Chief Executive Officer under Section 302 of the Sarbanes-Oxley Act of 2002.	
31.2	Certification of Chief Financial Officer under Section 302 of the Sarbanes-Oxley Act of 2002.	
32	Certification of Chief Executive Officer and Principal Accounting Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.	

* Management or compensatory contract, plan or arrangement.

(a) Incorporated by reference to Exhibit 3.1 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2005, filed May 16, 2005.

(b) Incorporated by reference to Exhibit 3.2 to the Registrant's Current Report on Form 8-K filed June 25, 2007.

(c) Incorporated by reference to Exhibit 4.1 to the Registrant's Current Report on Form 8-K filed July 10, 2007.

(d) Incorporated by reference to Exhibit 4.1 to the Registrant's Current Report on Form 8-K filed July 10, 2007.

(e) Incorporated by reference to Exhibit 4.1 to the Registrant's Current Report on Form 8-K filed July 10, 2007.

(f) Incorporated by reference to Exhibit 99 to the Registrant's Current Report on Form 8-K filed June 2, 2004.

(g) Incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed on October 24, 2006.

(h) Incorporated by reference to Exhibit 10.1 to the Registrant's Registration Statement on Form S-4, File No.

333-125774.

(i) Incorporated by reference to Exhibit 10.L to the Registrant's Annual Report on Form 10-K for the fiscal year ending December 31, 2001, filed April 1, 2002.

(j) Incorporated by reference to Exhibit 99.1 to the Registrant's Current Report on Form 8-K filed December 28, 2005.

(k) Incorporated by reference to Appendix B to the Registrant's Proxy Statement for the 2004 Annual Meeting of Shareholders filed on April 6, 2004.

(l) Incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed November 16, 2005.

(m) Incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed December 20, 2007.

(n) Incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed June 25, 2007.

(o) Incorporated by reference to Exhibit 10.2 to the Registrant's Current Report on Form 8-K filed December 20, 2007.

(p) Incorporated by reference to Exhibit 10.3 to the Registrant's Current Report on Form 8-K filed December 20, 2007.

(q) Incorporated by reference to Exhibit 10.4 to the Registrant's Current Report on Form 8-K filed December 20, 2007.

(r) Incorporated by reference to Exhibit 10.5 to the Registrant's Current Report on Form 8-K filed December 20, 2007.

(s) Incorporated by reference to Exhibit 10.6 to the Registrant's Current Report on Form 8-K filed December 20, 2007.

(t) Incorporated by reference to Exhibit 10.7 to the Registrant's Current Report on Form 8-K filed December 20, 2007.

(u) Incorporated by reference to Exhibit 10.8 to the Registrant's Current Report on Form 8-K filed December 20, 2007.

(v) Incorporated by reference to Exhibit 10.9 to the Registrant's Current Report on Form 8-K filed December 20, 2007.

(w) Incorporated by reference to Exhibit 10.6 to the Registrant's Annual Report on Form 10-K filed March 27, 2007.

(x) Incorporated by reference to Exhibit 10.7 to the Registrant's Annual Report on Form 10-K filed March 27, 2007

{THIS PAGE INTENTIONALLY LEFT BLANK}

VENTURE FINANCIAL GROUP, INC.

1495 Wilmington Drive
P.O. Box 970
DuPont, WA 98327

PROXY STATEMENT

This Proxy Statement and the accompanying Proxy are being sent to shareholders on or about April 7, 2008, in connection with the annual meeting of shareholders of Venture Financial Group, Inc. ("VFG" or "Company").

Date, Time and Place of Meeting. The annual meeting will be held at the Lacey Community Center, 6729 Pacific Avenue S.E., Lacey, Washington, on Tuesday, May 13, 2008 at 6:00 pm.

Only shareholders of record at the close of business on March 25, 2008, are entitled to vote. As of that date we had 1,789 shareholders of record and the number of shares outstanding and entitled to vote at the meeting was 7,221,787, of which directors and executive officers held 1,754,592, or 24.30%.

Solicitation of Proxies. The enclosed Proxy is solicited by and on behalf of the Board of Directors of VFG and the cost of solicitation will be borne by VFG. Solicitation may be made by directors and officers of VFG and its subsidiary, Venture Bank, by use of the mail, by telephone, facsimile or personal interview. VFG does not expect to pay any compensation for the solicitation of proxies.

Quorum. The presence, in person or by proxy, of at least a majority of the total number of outstanding shares of common stock entitled to vote is necessary to constitute a quorum at the Annual Meeting. Abstentions will be counted for the purpose of determining a quorum. Broker non-votes will not be counted in determining whether a quorum is present.

Voting on Matters Presented. Each share is entitled to one vote on each matter presented to the meeting. In the election of directors, each share is entitled to one vote for each director position to be filled, and shareholders may not cumulate votes. Directors are elected by a plurality of votes cast. The nominees who receive the highest number of affirmative votes will be elected. Votes may be *cast for* or *withheld from* each nominee. Votes that are withheld and broker non-votes will have no effect on the outcome of the election. The proposed amendment to the 2004 Stock Incentive Plan will be approved if a majority of the votes cast at the meeting vote in favor of the proposal.

Voting of Proxies. You may vote by proxy or, if you are the record holder of your shares, you may vote in person at the meeting. Even if you vote by proxy, you may attend the meeting. To vote by proxy simply mark, sign and date the enclosed Proxy and return it in the postage-paid envelope provided.

If the enclosed Proxy is duly executed and received prior to the meeting, the persons named in the Proxy will vote according to instructions. If no instructions are given, the Proxy will be voted FOR the nominees, FOR the proposed amendments to the 2004 Stock Incentive Plan and in the Proxy holder's discretion on any other matter that properly comes before the meeting or any adjournment or postponement thereof.

venture
FINANCIAL GROUP

1495 Wilmington Drive
P.O. Box 970
DuPont, WA 98327

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

The annual meeting of Shareholders of Venture Financial Group, Inc. (VFG) will be held at the Lacey Community Center, 6729 Pacific Avenue S.E., Lacey, Washington on Tuesday, May 13, 2008, at 6:00 p.m., for the purpose of considering and voting upon the following matters:

1. **ELECTION OF DIRECTORS.** To elect three Directors to serve three-year terms.

2. **AMENDMENTS TO 2004 STOCK INCENTIVE PLAN**. To approve amendments to the 2004 Stock Incentive Plan.

3. **ANY OTHER BUSINESS** that may properly be brought before the meeting or any adjournment or postponement of the meeting.

Only those shareholders of record at the close of business on March 25, 2008, will be entitled to notice of, and to vote at the meeting.

By Order of the Board of Directors

Leigh A. Baxter
Secretary

DuPont, Washington
April 7, 2008

IMPORTANT: The prompt return of proxies will save VFG the expense of further requests for proxies. You are urged to SIGN AND RETURN THE ENCLOSED PROXY PROMPTLY. If you do attend the meeting, you may then withdraw your Proxy and vote in person. Any person giving a Proxy may revoke it prior to or at the meeting.

VENTURE FINANCIAL GROUP, INC.

1495 Wilmington Drive
P.O. Box 970
DuPont, WA 98327

PROXY STATEMENT

This Proxy Statement and the accompanying Proxy are being sent to shareholders on or about April 7, 2008, in connection with the annual meeting of shareholders of Venture Financial Group, Inc. ("VFG" or "Company").

Date, Time and Place of Meeting. The annual meeting will be held at the Lacey Community Center, 6729 Pacific Avenue S.E., Lacey, Washington, on Tuesday, May 13, 2008 at 6:00 pm.

Only shareholders of record at the close of business on March 25, 2008, are entitled to vote. As of that date we had 1,789 shareholders of record and the number of shares outstanding and entitled to vote at the meeting was 7,221,787, of which directors and executive officers held 1,754,592, or 24.30%.

Solicitation of Proxies. The enclosed Proxy is solicited by and on behalf of the Board of Directors of VFG and the cost of solicitation will be borne by VFG. Solicitation may be made by directors and officers of VFG and its subsidiary, Venture Bank, by use of the mail, by telephone, facsimile or personal interview. VFG does not expect to pay any compensation for the solicitation of proxies.

Quorum. The presence, in person or by proxy, of at least a majority of the total number of outstanding shares of common stock entitled to vote is necessary to constitute a quorum at the Annual Meeting. Abstentions will be counted for the purpose of determining a quorum. Broker non-votes will not be counted in determining whether a quorum is present.

Voting on Matters Presented. Each share is entitled to one vote on each matter presented to the meeting. In the election of directors, each share is entitled to one vote for each director position to be filled, and shareholders may not cumulate votes. Directors are elected by a plurality of votes cast. The nominees who receive the highest number of affirmative votes will be elected. Votes may be *cast for* or *withheld from* each nominee. Votes that are withheld and broker non-votes will have no effect on the outcome of the election. The proposed amendment to the 2004 Stock Incentive Plan will be approved if a majority of the votes cast at the meeting vote in favor of the proposal.

Voting of Proxies. You may vote by proxy or, if you are the record holder of your shares, you may vote in person at the meeting. Even if you vote by proxy, you may attend the meeting. To vote by proxy simply mark, sign and date the enclosed Proxy and return it in the postage-paid envelope provided.

If the enclosed Proxy is duly executed and received prior to the meeting, the persons named in the Proxy will vote according to instructions. If no instructions are given, the Proxy will be voted FOR the nominees, FOR the proposed amendments to the 2004 Stock Incentive Plan and in the Proxy holder's discretion on any other matter that properly comes before the meeting or any adjournment or postponement thereof.

Any proxy may be revoked before it is voted by written notice to VFG's Corporate Secretary at 1495 Wilmington Drive, DuPont, Washington 98327, by submitting a Proxy bearing a later date that is received prior to the meeting, or by voting at the meeting.

If your shares are held in "street name" through a broker, bank, or other nominee, you will need to contact the nominee to revoke a proxy or change your vote. You will not be able to vote or revoke a proxy at the meeting if your shares are held by a nominee unless you receive a legal proxy from such nominee.

PROPOSAL NO. 1: ELECTION OF DIRECTORS

General

VFG's Bylaws provide that the number of directors must fall within a range of five and nine, the exact number to be determined by resolution of the Board of Directors. The Board of Directors has set the number of directors at nine. As of the Annual Meeting, three directors: James F. Arneson, Lowell (Sonny) E. Bridges, and Linda E. Buckner, are completing their terms. The Board of Directors has nominated Messrs. Arneson, Bridges and Ms. Buckner to stand for re-election. **The Board of Directors recommends a vote FOR the election of each of the nominees.**

Directors are elected for a term of three years or until their successors are duly elected and qualified. VFG's Articles of Incorporation require that the terms of the directors be staggered such that approximately one-third of the directors are elected each year. The Board of Directors has no present knowledge that any nominee will refuse or be unable to serve. If a nominee should refuse or be unable to serve, your proxy will be voted for those persons subsequently designated by the Board of Directors to replace any or all nominees.

Nominations

We have not received any nominations or recommendations for candidates from shareholders for this year's Annual Meeting. Nominations may be made by any shareholder in accordance with our Articles of Incorporation and Bylaws. Notice of nominations must be given to our Chairman, not less than 14 nor more than 50 days before the Annual Meeting. If less than 21 days notice of the Annual Meeting is given to shareholders, such nomination notice must be given within 7 days after the mailing of the notice of the Annual Meeting. Shareholder nominations must include the name and address and principal occupation of each nominee. The nomination notice must also include the total number of shares that will be voted for each nominee. Shareholders who make nominations must include their name and address, and the number of shares they own in the nomination notice.

If nominations do not comply with the above procedures, the Chairman of VFG may disregard the nomination and instruct the inspector of elections to disregard any votes cast for such nominee. Official nominations by shareholders may be made only by following the procedures in our Articles of Incorporation and Bylaws. The Corporate Governance and Nominating Committee will consider all properly submitted nominations and recommendations. The committee has no obligation to recommend the nominees proposed by shareholders to the Board of Directors for inclusion on the Board's slate of proposed nominees at the next Annual Meeting.

Shareholders may also recommend, without formally nominating, potential candidates for election by sending the name, address and principal occupation of the candidate to the committee by mail, in care of Shareholder Relations, Venture Financial Group, Inc., 1495 Wilmington Drive, DuPont, WA 98327.

The Corporate Governance & Nominating Committee has a charter authorizing it to establish and recommend to the board of directors appropriate criteria for board membership, whether proposed by shareholders, management or a director. The Committee does not have a separate policy for shareholder-proposed candidates and does not believe such a policy is necessary as such candidates are evaluated in the same manner as other candidates. The Committee evaluates proposed nominees in the context of the current composition of the Board, geographical considerations and the operating requirements of the Company. The Committee looks at individual characteristics such as education, diversity, skills, age, experience, character and personal integrity. Although the Committee does not require specific qualities, skills or minimal qualifications that a nominee must possess, the Committee seeks nominees who possess high moral character and personal integrity, leadership or managerial skills and independent business judgment. The Committee evaluates all nominees with the same standards and procedures.

When a vacancy occurs on the Board or a director's term is expiring, the Committee generally consults with business associates, community leaders, legal counsel and other professionals to identify potential candidates. In the past, the Committee has not hired an outside search firm to find potential nominees.

Changes in Nomination Procedures. There have been no material changes to the procedures by which shareholders may recommend nominees to our board of directors since our procedures were outlined in the proxy statement for the 2007 Annual Meeting of shareholders.

Information about Venture Financial Group Directors



JAMES F. ARNESON, (47). President VFG, President & CEO Venture Bank, & CEO Venture Wealth Management. Venture Bank Board Member since 2005, Venture Financial Group Board Member since 2005

Mr. Arneson is President and Chief Executive Officer of Venture Bank, President of the Company, a Director, and CEO of Venture Wealth Management. He returned to the Company in September 2005, when the Company acquired Redmond National Bank. He served as President and CEO of Washington Commercial Bancorp and its wholly owned subsidiary Redmond National Bank from 2003 to 2005. During his first tenure at Venture Bank, Mr. Arneson served as Executive Vice President and Chief Financial Officer for 10 years, while being mentored to become President. He was instrumental in helping create and execute the Company's strategic plan. Mr. Arneson's background includes seven years as a CPA working for a major accounting firm in the State of Washington that specialized in financial institutions. He is very active in our local community with his role as a board member in the Thurston Chamber of Commerce, the state's third largest Chamber.



KEITH W. BREWE (53). President & CEO Redmond General Insurance Agency, Inc.
Venture Bank Board Member since 2005, Venture Financial Group Board Member since 2005

Mr. Brewe joined the Venture Financial Group and Venture Bank Board of Directors in 2005 in connection with the Redmond National Bank acquisition. Mr. Brewe served as a Chairman of Washington Commercial Bancorp and Redmond National Bank. Mr. Brewe has been the President since 1992 and Chairman since 2000 of Redmond General Insurance Agency, Inc., which has served the residents of Redmond and surrounding areas since 1966 with a full line of property and casualty products to business and individual clients. A lifetime resident of the Redmond area, Mr. Brewe serves on the Board of the Chief Seattle Council of the Boy Scouts of America. He has also served as Chairman/President of the Lake Washington Chapter of CPCU, a professional insurance organization.



LOWELL E. (SONNY) BRIDGES, (63). Owner, Bridges Restaurants
Venture Bank Board Member since 1993, Venture Financial Group Board Member since 2002

Mr. Bridges joined the Venture Bank Board of Directors in 1993 and the Venture Financial Group Board of Directors in 2002. Mr. Bridges owns and operates Bridges Restaurant, Billy's Bar & Grill, Country Cousins, Ramblin' Jacks, Lone Star Grill, Mercato Restaurant, and I-Talia Restaurant in the southern Puget Sound region. He has served as President and CEO and the principal operating officer of the Bridges Restaurants group since 1965. He was also a member of the Board of Directors of Citizens First Bank when it merged with Venture Bank.



LINDA E. BUCKNER, (60). Vice President and Owner, Strapco Corporation
Venture Bank Board Member since 1994, Venture Financial Group Board Member since 2002

Ms. Buckner joined the Venture Bank Board of Directors in 1994 and the Venture Financial Group Board of Directors in 2002. After retiring from a 30-year career with US West Communications, Ms. Buckner spent several years consulting on interactive voice response systems. She now is Vice President of her family's sales and manufacturing business, Strapco, a position she has held since 1996. Her extensive leadership posts include: President Thurston County Community Drug Court Support Foundation, Founder and past Chair, Leadership Thurston County; past President, Olympia/ Thurston County Chamber of Commerce; and member, Roundtable of Greater Thurston County. Ms. Buckner also served on the boards of the Washington Center for the Performing Arts, and the Thurston County Economic Development Council.



DR. JEWELL C. MANSPEAKER, (66). Retired President & CEO, Grays Harbor College from 1989 to 2004 Venture Bank Board Member since 1995, Venture Financial Group Board Member since 2002

Dr. Manspeaker joined the Venture Bank Board of Directors in 1995 and the Venture Financial Group Board of Directors in 2002. From 1989 until his retirement in 2004, he served as President and CEO of Grays Harbor College. Dr. Manspeaker has had broad experience with public agencies, and has served on a wide variety of professional and civic boards and associations. He is a Past President, Board of Presidents, Washington Association of Community and Technical Colleges; a past President of the Grays Harbor Chamber of Commerce; and a past Chair of the Board of Directors of the Center for Information Systems. He also served on the Pacific Mountain Workforce Development Council; the Pacific County Economic Development Council; the Northwest Commission on Colleges and Universities; and the American Association of Community Colleges. Dr. Manspeaker also served on the Board of Directors of Citizens First Bank until it was acquired by the Company and merged into Venture Bank.



PATRICK L. MARTIN, (70). Former Chairman & CEO, Patrick's Carpet One
Venture Bank Board Member since 1980, Venture Financial Group Board Member since 1993

Mr. Martin joined the Venture Bank Board of Directors in 1980 and the Venture Financial Group Board of Directors in 1993. Mr. Martin has served as Chairman & CEO of Patrick's Carpet One, a floor covering retailer, from 1968 to 2007 and ProSource Wholesale Floor Coverings from 1996 to 2007. He also serves as a director of CCA Global Partners, an international marketing company that owns and manages franchisees and cooperatives in mortgage, lighting and floor covering. Mr. Martin also serves as a Director of Carpet Co-op of America which does business as Carpet One; Leading Edge Marketing, which does business as ProSource Wholesale Floor Covering; and Director of the Thurston County Community Drug Court Foundation. In addition, Mr. Martin currently serves as a Director of the Washington State Capitol Museum. Mr. Martin is a former Director of Flooring One of the United Kingdom, Manchester, England; former Chairman, Puget Sound Carpet Co-op; former President, Washington State Floor Covering Association; former President, Lacey Rotary; and a founding Chairman of the Thurston County Community Drug Court Foundation.



A. RICHARD PANOWICZ, (63). Retired Chairman, TAB Northwest, Inc. /Archives Northwest
Venture Bank Board Member since 1991, Venture Financial Group Board Member since 1995

Mr. Panowicz joined the Venture Bank Board of Directors in 1991 and the Venture Financial Group Board of Directors in 1995. Mr. Panowicz was the founding Chairman of TAB Northwest, Inc., a company specializing is office management systems, from 1980 to 1995. Mr. Panowicz was also the founding Chairman of Archives Northwest, a records archival company and subsidiary of TAB Northwest, from 1980 to 1995. He is a member of the board of trustees, Saint Martin's University; member, Olympia Rotary; member, Roundtable of Thurston County; and former Director, Puget Sound chapter, American Records Management Association. Mr. Panowicz also served on the St. Peter's Hospital Community Board, the Board of Directors of Washington Center for the Performing Arts, and the Community Foundation.



KEN F. PARSONS, Sr., (63). Chairman & CEO, VFG & Chairman Venture Bank
Venture Bank Board Member since 1979, Venture Financial Group Board Member since 1984

Mr. Parsons is one of five founders of Venture Bank and Venture Financial Group. He has served as Chairman and Chief Executive Officer of Venture Financial Group since 1990, and served as President from 1990 to 2005. He became President of the Bank in 1996, a position he held until 2002. After transferring leadership to Mr. Arneson, Mr. Parsons' employment as CEO transitioned to a strategic oversight role effective July 1, 2007. He was a founder and President of US Intelco Networks (USIN), a national telecommunications company, which later became Illuminet (a public telecommunications network provider, which then sold to Verisign, a public company), from 1981 to 1990. Mr. Parsons is a current Board Member and past Chairman, Community Bankers of Washington (formerly Washington Independent Community Bankers Association – WICBA). He is a Washington State Director of Independent Community Bankers Association (ICBA). He is the Treasurer, and Executive Committee Member of ICBA. Mr. Parsons is a Director of TCM Bank, Tampa FL and Director of Bancard, Inc. Mr. Parsons is the Chairman of the Board of Trustees of Saint Martin's University and is also on the Board of the Association of Washington Business. He is a former President of Lacey Rotary, and has also founded several local foundations that provide student scholarships. Mr. Parsons has served more than ten years as an elected Fire Commissioner. He was the first recipient of LEAD Thurston County's Distinguished Leader Award, and in September 2007, he received a prestigious citizen recognition award (Good Scout Award) for his community service.



LARRY J. SCHORNO, (65). President, Rocky Prairie Corporation
Venture Bank Board member since 1997, Venture Financial Group Board Member since 2002

Mr. Schorno joined the Venture Bank Board of Directors in 1997 and the Venture Financial Group Board of Directors in 2002. Mr. Schorno was President of Schorno Agri-Business from 1975 to 2003, a livestock export company he founded. Mr. Schorno pioneered the shipment of livestock by full charter aircraft. Schorno Agri-Business remains one of the nation's leading exporters of live animals and embryos, shipping to more than 15 countries. He serves as President of the Rocky Prairie Corp., a commercial real estate company, and Schorno Auction Co., a livestock sales firm. He has held these positions since 2005. Mr. Schorno is currently a trustee of Washington State University and was named Yelm Citizen of the year for 2002 and 2004. Mr. Schorno served as Chairman of the Board of Prairie Security Bank, which the Company acquired in 1997. Mr. Schorno has been active in the Thurston County Economic Development Council, the Association of Washington Business and was a recipient of the Washington State Governor's Export Award.

INFORMATION REGARDING THE BOARD OF DIRECTORS AND ITS COMMITTEES

Board of Directors

The Board of Directors of VFG met eleven times in 2007. All directors attended more than 75% of such meetings and of all committee meetings of which they were members. In determining whether a board member is independent, the company uses the definition of independence found in the NASDAQ listing standards. VFG's Corporate Governance Guidelines and Code of Business Conduct Policy, each applicable to the Company's directors, require directors to promptly disclose any conflicts of interest, which include among other things transactions that could benefit the director. In addition, the Company requires each director to complete a Director Questionnaire and report to the Company any transactions, relationships or arrangements with the Company and its attorneys and auditors. The Board reviewed the questionnaires and considered the fact that no non-employee director reported any conflict of interest or other transaction. The Board regularly reviews extensions of credit to directors pursuant to federal banking regulations. Pursuant to Company policy, all loans made to directors or their affiliates must be made in the ordinary course of business, on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans with persons not related to the lender; and not involve more than the normal risk of collection or present other unfavorable features. Based on this information, the Board determined that Directors Brewe, Bridges, Buckner, Manspeaker, Martin, Panowicz and Schorno are independent.

Committees

The Board of Directors of VFG has established an Executive Committee, Compensation Committee, Corporate Governance & Nominating Committee, Stock Oversight Committee, and an Audit Committee.

Executive Committee. The Executive Committee may exercise all of the authority of the Board, except that the committee does not have the authority to: (1) declare dividends or distributions, except at a rate or in periodic amounts determined by the Board of Directors; (2) approve or recommend to shareholders actions or proposals required by applicable law to be approved by shareholders; (3) fill vacancies on the Board of Directors or any committee thereof; (4) amend the Bylaws; (5) authorize or approve the reacquisition of shares unless pursuant to general formula or method specified by the Board of Directors; (6) fix compensation of any director for serving on the Board of Directors or on any committee; (7) approve a plan of merger, consolidation or exchange of shares not requiring shareholder approval; (8) reduce earned or capital surplus; or (9) appoint other committees of the Board or the members thereof. There were no meetings of the Executive Committee during 2007. Current members of the committee are Messrs. Parsons (Chairman), Martin, and Panowicz.

Compensation Committee. The Compensation Committee reviews the performance of Venture Financial Group's Chief Executive Officer ("CEO"), and recommends for approval to the Board the elements of his compensation. The committee operates under a formal written charter, which is available on the Company's web site at www.venture-bank.com The committee is also responsible for determining the compensation of the Board of Directors. Additionally, the committee recommends, if appropriate, new employee benefit plans to the Board of Directors. The committee met four times in 2007. Current members of the committee are Messrs. Schorno (Chairman) and Martin and Ms. Buckner. The Committee must be composed of at least three (3) directors, all of whom must satisfy the "independence" requirements of the NASDAQ corporate governance listing standards.

Corporate Governance and Nominating Committee. The Corporate Governance and Nominating Committee identifies and recommends persons to be the Board's nominees for the Board of Directors at each annual meeting of shareholders, and to fill vacancies on the Board between annual meetings. The committee operates under a formal written charter which can be viewed along with VFG's Corporate Governance Guidelines and Code of Business Conduct on the Bank's website www.venture-bank.com. The charter requires that all committee members be independent. The committee met once in 2007. Current members of the committee are Messrs. Manspeaker (Chairman), Bridges and Brewe. The Board has determined that each member is independent.

Stock Oversight Committee. The Stock Oversight Committee is an independent committee that establishes and approves repurchase prices, and oversees stock repurchases to ensure that transactions are fair and equitable. The committee met once in 2007. Current members of the committee are Ms. Sager, CFO (Non-voting Chairman), and Messrs. Panowicz, Martin and Schorno.

Audit Committee. The Audit Committee is composed of three independent directors. The committee operates under a formal written charter, which is available on the Company's web site at www.venture-bank.com. The committee is directly responsible for the appointment, compensation, retention and oversight of the outside auditors performing or issuing an audit report, and approves the engagement and fees for all audit and non-audit functions, with the outside auditors reporting directly to the committee. Other responsibilities of the Audit Committee include:

- reviewing and discussing with management the annual audited financial statements, including major issues regarding accounting and auditing principles and practices as well as the adequacy of internal controls that could significantly affect the Company's financial statements;

- reviewing with management and the independent auditors VFG's quarterly financial statements prior to filing, or if contemplated, before the public release of quarterly results;
- reviewing the reports of bank regulatory authorities and reporting its conclusions to the Board;
- reviewing the procedures with respect to the records and business practices of the Company and the Bank; and
- reviewing the adequacy and implementation of the internal accounting and financial controls.

The committee held five meetings during the year. For 2007, members of the committee were Messrs. Panowicz (Chairman), Bridges and Manspeaker. The committee does not have an "audit committee financial expert" as defined by SEC rules. The Board believes that each of the committee members possess some, but not all, of the traits of an "audit committee financial expert" and that the committee as a whole has such education and experience necessary to provide strong, independent financial oversight.

REPORT OF AUDIT COMMITTEE

The Audit Committee met with management and the Company's independent accountants to review the Company's accounting functions and the audit process. The committee reviewed and discussed the audited consolidated financial statements with management and the independent accountants. The committee discussed with the independent accountants all matters required to be discussed under applicable auditing standards including those described in Statement on Auditing Standards No. 61, as amended (Communication with Audit Committees).

Our independent accountants also provided to the committee the written disclosures required by Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees), and the committee discussed with the independent accountants that firm's independence. Based on the committee's review of the audited consolidated financial statements and its discussions with management and the independent accountants noted above, the committee recommended that the Board of Directors include the audited consolidated financial statements in the Company's Annual Report on Form 10-K for the year ended December 31, 2007 filed with the Securities and Exchange Commission.

Respectfully submitted by Audit Committee members:

A. Richard Panowicz (Chairman) ♦ Lowell (Sonny) E. Bridges ♦ Jewell C. Manspeaker

INFORMATION ABOUT VENTURE FINANCIAL GROUP EXECUTIVE OFFICERS

The ages as of March 25, 2008, business experience and position of the Company's executive officers other than Messrs. Arneson and Parsons, (about whom information is provided above), is as follows:

SANDRA L. SAGER, CPA (46). Ms. Sager serves as Executive Vice President and Chief Financial Officer, and joined the Company in late 2005. In 2005, Ms. Sager was Senior Vice President and Chief Financial Officer of Columbia Trust Bank. From 2002 to 2004, Ms. Sager served as President and Chief Executive Officer of North Cascades Bancshares and North Cascades National Bank, served as its Chief Financial Officer from 1988 through 2001, and was a founding employee in 1986. Ms. Sager was a director at North Cascades Bancshares, Inc., from 1992 to 2004. Ms. Sager was also a director of bankcda in Coeur d'Alene, Idaho from 2001 to 2004. Ms. Sager has over 23 years of banking, with initial experience from 1983 to 1986 as a bank examiner with the FDIC.

PATRICIA A. GRAVES, (47). Ms. Graves has served as Executive Vice President/Retail Banking since 2003, and joined the Company in 1993. Ms. Graves previously served as the Company's Senior Vice President of Operations. In her 26 years of banking, Ms. Graves has held numerous operational positions within the banking industry which has included responsibility for the managing of an in-house data processing center. Ms. Graves has also held board level positions for the Tacoma Chapter of the American Institute of Banking as well as the Thurston/Mason County Chapter of the Red Cross.

BRUCE H. MARLEY, (60). Mr. Marley has served as Executive Vice President and Chief Lending Officer since 2003. He joined the Company in 2002 as Senior Vice President and Credit Administrator. In addition to his 33 years in banking, Mr. Marley served as Treasurer for Labor Ready from 2000 to 2002. He is very active in the community, currently serving on the Tacoma-Pierce County Chamber of Commerce Board, and two non-profit boards. Mr. Marley has previously served on the Economic Development Board in Pierce County, and is twice past Chair of the University of Washington's Tacoma Campus Business Advisory Board.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table provides information as of March 25, 2008, with respect to the shares of VFG common stock beneficially owned by (i) each director and nominee; (ii) the non-director named executive officers; and (iii) all executive officers and directors as a group. Management is not aware of any persons, other than the directors and executive officers listed below, who beneficially own more than five percent of VFG's common stock. Except as noted below, each holder has sole voting and investment power with respect to shares listed as owned. Beneficial ownership includes any shares a director or executive officer can vote or transfer and stock options that are exercisable currently or that become exercisable within 60 days. VFG common stock is the only class of VFG capital stock with shares issued and outstanding. The address of each of the 5% beneficial owners listed below is c/o Venture Financial Group, Inc., 1495 Wilmington Drive, P.O. Box 970, DuPont, Washington 98327.

NAME OF BENEFICIAL OWNER	AMOUNT AND NATURE OF BENEFICIAL OWNERSHIP		PERCENT OF CLASS
Keith W. Brewe	72,385	(1)	1.00%
A. Richard Panowicz	804,721	(2)	11.14%
Larry J. Schorno	69,990	(3)	0.97%
Jewell C. Manspeaker	698,139	(4)	9.67%
Patrick L. Martin	131,150	(5)	1.82%
Ken F. Parsons, Sr.	598,534	(6)	8.29%
James F. Arneson	75,482	(7)	1.05%
Lowell (Sonny) E. Bridges	62,672	(8)	0.87%
Linda E. Buckner	51,556	(9)	0.71%
Sandra L. Sager	668,296	(10)	9.25%
Patricia A. Graves	79,269	(11)	1.10%
Bruce H. Marley	21,848	(12)	0.30%
Venture Financial Group, Inc. Employee Stock Ownership Plan ("ESOP")	368,185	(13)	5.10%
Directors and Executive Officers as a Group (12 persons)	1,863,168	(14)	25.80%

(1) Includes 13,242 shares held in the Brewe Family Limited Partnership where Mr. Brewe is a Trustee, and 10,433 shares that could be acquired within the next 60 days by the exercise of stock options.

(2) Includes 94,640 shares held jointly with spouse; 38,232 shares held in an IRA for the benefit of Mr. Panowicz; 294,505 shares held by the Venture Financial Group, Inc. KSOP ("KSOP"), considered beneficially owned by Mr. Panowicz as one of three Trustees of the KSOP; 368,185 shares held by the Venture Financial Group, Inc. Employee Stock Ownership Plan ("ESOP"), considered beneficially owned by Mr. Panowicz as one of three Trustees of the ESOP; and 1,270 shares that which could be acquired within 60 days by the exercise of stock options.

(3) Includes 68,700 shares held jointly with spouse; 20 shares held in custodial accounts for the benefit of Mr. Schorno's grandson; and 1,270 shares which could be acquired within 60 days by the exercise of stock options.

(4) Includes 294,505 shares held by the KSOP, considered beneficially owned by Mr. Manspeaker as one of three Trustees of the KSOP; 368,185 shares held by the ESOP, considered beneficially owned by Mr. Manspeaker as one of three Trustees of the ESOP; 21,089 shares held jointly with spouse; and 14,360 shares which could be acquired within 60 days by the exercise of stock options.

(5) Includes 101,164 shares held jointly with spouse; 19,093 shares held in an IRA for the benefit of Mr. Martin; 3,732 shares held in an IRA for the benefit of his spouse; 1,165 shares held in custodial accounts for the benefit of Mr. Martin's grandchild where his wife is the custodian; and 820 shares which could be acquired within 60 days by the exercise of stock options.

(6) Includes 157,085 shares held jointly with spouse; 300,000 shares held by Parsons Investments LLC; 10,099 shares held in an IRA for the benefit of Mr. Parsons; 5,590 shares held in an IRA for the benefit of his spouse; 87,104 shares held in the KSOP for the benefit of Mr. Parsons as of 2006 (the 2007 shares are unknown at this time); 31,716 shares held in the ESOP for the benefit of Mr. Parsons as of 2006 (the 2007 shares are unknown at this time); and 6,940 shares which could be acquired within 60 days by the exercise of stock options.

(7) Includes 34,120 shares held jointly with spouse; 15,057 shares held in an IRA for the benefit of Mr. Arneson; 633

shares held in the KSOP for the benefit of Mr. Arneson as of 2006 (the 2007 shares are unknown at this time); 1,169 shares held in the ESOP for the benefit of Mr. Arneson as of 2006 (the 2007 shares are unknown at this time); and 24,503 shares which could be acquired within 60 days by the exercise of stock options.

(8) Includes 25,120 shares held jointly with spouse; 6,471 shares held in an IRA for the benefit of Mr. Bridges, and 1,270 shares which could be acquired within 60 days by the exercise of stock options.

(9) Includes 30,825 shares held jointly with spouse; 11,748 shares held in an IRA for the benefit of Ms. Buckner; 8,163 shares held in an IRA for the benefit of her spouse; and 820 shares which could be acquired within 60 days by the exercise of stock options.

(10) Includes 2,808 shares held in an IRA for the benefit of Ms. Sager; Includes 294,505 shares held by the KSOP, considered beneficially owned by Ms. Sager as one of three Trustees of the KSOP; 368,185 shares held by the ESOP, considered beneficially owned by Ms. Sager as one of three Trustees of the ESOP; and 2,080 shares which could be acquired by within 60 days by the exercise of stock options. For Ms. Sager individually, 241 shares were held in the KSOP as of 2006 (the 2007 shares are unknown at this time) and 477 shares were held in the ESOP as of 2006 (the 2007 shares are unknown at this time).

(11) Includes 19,003 shares held jointly with spouse; 9,713 shares held in the KSOP for the benefit of Ms. Graves as of 2006 (the 2007 shares are unknown at this time); 10,073 shares held in the ESOP for the benefit of Ms. Graves as of 2006 (the 2007 shares are unknown at this time), and 40,480 shares which could be acquired within 60 days by the exercise of stock options.

(12) Includes 7,150 shares held jointly with spouse; 6,000 shares held in an IRA for the benefit of Mr. Marley; 1,798 shares held in the KSOP for the benefit of Mr. Marley as of 2006 (the 2007 shares are unknown at this time); 2,570 shares held in the ESOP for the benefit of Mr. Marley as of 2006 (the 2007 shares are unknown at this time), and 4,330 shares which could be acquired within 60 days by the exercise of stock options.

(13) Shares registered to the Employee stock ownership plan (ESOP), held by trustees, Messrs. Panowicz, Manspeaker, and Ms. Sager.

(14) Includes 294,505 shares held by the KSOP and 368,185 shares held by the ESOP that are considered beneficially owned by Messrs. Manspeaker, Panowicz, and Ms. Sager as Trustees of the KSOP and of the ESOP. Also includes options for 108,576 shares owned by directors and executive officers, which are exercisable within 60 days.

PROPOSAL NO. 2 – AMENDMENT TO 2004 STOCK INCENTIVE PLAN

The Board of Directors believes that equity compensation is important and beneficial to the Company and its shareholders, as it enables us to attract and retain highly qualified personnel, and provides our personnel a sense of ownership and an incentive to increase shareholder value.

Under the 2004 Stock Incentive Plan, we received the authority to issue a total of 300,000 shares of common stock, of which 113,950 remain available for awards as of March 25, 2008. The Board of Directors believes that the number of shares currently available under the plan is not adequate to satisfy our future compensation goals and objectives.

Proposed Amendment to 2004 Stock Incentive Plan

The Board of Directors, therefore, has approved amendments to the Plan, subject to shareholder approval, to increase the number of shares available for grant under the Plan by 500,000 shares and to increase the number of shares that may be granted to an existing or newly hired employee or existing or newly appointed Director in any calendar year from 10,000 to 15,000.

Summary of 2004 Stock Incentive Plan

Awards. The Board of Directors approves all awards under the Plan, upon recommendations by the Compensation Committee. Stock options and restricted stock grants may be awarded under the Plan. Stock options granted under the Plan may be "incentive stock options," as defined in Section 422 of the Internal Revenue Code, or nonqualified stock options. The Plan currently provides that maximum aggregate number of shares underlying all awards to any person in any single fiscal year is 10,000 shares.

Eligibility. Incentive stock options may be awarded only to employees of the Company or its subsidiaries. Nonqualified stock options and restricted stock grants may be awarded to directors, employees and consultants of the Company and its subsidiaries, as well as to persons to whom offers of employment have been made.

Terms and Conditions of Awards. Each award must be evidenced by a written agreement between the Company and the optionee or grantee. The Compensation Committee recommends to the Board vesting schedules of when stock options may become exercisable. All options granted under the Plan expire ten years from the date of grant and have a 20% per year vesting schedule. In the case of restricted stock grants, the Compensation Committee recommends whether grants should be subject to a performance-based vesting schedule, a time-based vesting schedule or combination of both and the Board of Directors determines the vesting conditions. The terms of vesting are at the Company's discretion.

Exercise Price of Stock Options. The exercise price for the shares of common stock underlying each stock option is determined at the time the stock option is awarded. The exercise price for shares under a stock option may not be less than 100% of the fair market value of the common stock on the date such option is granted. We determine fair market value based on the weighted average sales price of common stock for the month preceding the grant date.

The Plan permits payment of the exercise price of a stock option to be made by cash, check, and by delivery of other shares of Company common stock that have been owned for six months or more as of the exercise date. For nonqualified stock option exercises and restricted stock grants, the recipient must also pay the amount of federal, state, and local taxes required to be withheld by the Company.

Restricted Stock Grants. Restricted stock grants may be made alone, in addition to, or together with other awards under the Plan. Unless the Board of Directors determines otherwise, each Restricted Stock Agreement will provide that any non-vested stock is repurchased by the Company for a nominal amount upon the recipient's termination of employment for any reason. The repurchase provisions for the non-vested stock will lapse at a rate or upon the achievement of present goals. Shares covered by a restricted stock grant may not be transferred by the grantee prior to vesting.

The Board of Directors determines whether or not a restricted stock grantee must make a payment to the Company for all or some portion of the fair market value of the shares of common stock covered by the award.

Adjustments upon Changes in Capitalization, Merger or Sale of Assets. In the event that the Company's stock changes by reason of any stock split, dividend, combination, reclassification or other similar change in capital structure effected without the receipt of consideration, appropriate adjustments will be made in the number and class of shares of stock subject to the Plan, the number and class of shares of stock subject to any outstanding stock option under the Plan, and the exercise price for shares subject to any such outstanding stock option. In the event of a liquidation or dissolution, any unexercised awards will terminate. In the event of a change of control options will terminate unless the terms of the transaction provide for the assumption, substitution or adjustment of each outstanding award.

Amendment and Termination of the Stock Plan. The Board may amend, alter, suspend or terminate the 2004 Plan, or any part thereof, at any time and for any reason. However, the Company will seek shareholder approval for any amendment to the Plan to the extent necessary and desirable to comply with applicable laws. No such action by the Board or shareholders may alter or impair any award previously granted under the Plan without the written consent of the grantee. The Plan remains in effect until 2014 unless earlier terminated by action of the Board or by operation of law.

Federal Income Tax Consequences Relating to the 2004 Stock Incentive Plan

The federal income tax consequences to the Company and recipients of stock options and restricted stock grants under the Plan are complex and subject to change. The following discussion is a summary of the general rules applicable to the Plan. Recipients of awards should consult their own tax advisors since a taxpayer's particular situation may be such that some variation of the rules described below will apply.

Stock options awarded under the Plan may be either incentive stock options or nonqualified stock options. Incentive stock options are options that are designated as such by the Company and meet certain requirements under Section 422 of the Internal Revenue Code and the regulations thereunder. Any stock option that does not satisfy these requirements will be treated as a nonqualified stock option.

Incentive Stock Options. If an option is treated as an incentive stock option, the optionee will not recognize any income upon either the award or the exercise of the incentive stock option, and the Company will not be allowed a deduction for federal tax purposes. Upon a sale of the shares, the tax treatment to the optionee and the Company will depend primarily upon whether the optionee has met certain holding period requirements at the time he or she sells the shares. In addition, as discussed below, the exercise of an incentive stock option may subject the optionee to alternative minimum tax liability.

If an optionee exercises an incentive stock option and does not dispose of the shares received within two years after the date such incentive stock option was awarded or within one year after the transfer of the shares to him or her, any gain realized upon the disposition will be characterized as long-term capital gain and, in such case, the Company will not be entitled to a federal tax deduction.

If the optionee disposes of the shares either within two years after the date an incentive stock option was awarded or within one year after the transfer of the shares to him or her, such disposition will be treated as a disqualifying disposition and an amount equal to the lesser of (1) the fair market value of the shares on the date of exercise minus the exercise price, or (2) the amount realized on the disposition minus the exercise price, will be taxed as ordinary income to the optionee in the taxable year in which the disposition occurs. However, in the case of gifts, sales to related parties, and certain other transactions, the full difference between the fair market value of the stock and the purchase price will be treated as compensation income. The excess, if any, of the amount realized upon disposition over the fair market value at the time of the exercise of an incentive stock option will be treated as long-term capital gain if the shares have been held for more than one year following the exercise of an incentive stock option. In the event of a disqualifying disposition, the Company may withhold income taxes from the optionee's compensation with respect to the ordinary income realized by the optionee as a result of the disqualifying disposition.

The exercise of an incentive stock option may subject an optionee to alternative minimum tax liability. The excess of the fair market value of the shares at the time an incentive stock option is exercised over the purchase price of the shares is included in income for purposes of the alternative minimum tax even though it is not included in taxable income for purposes of determining the regular tax liability of an employee. Consequently, an optionee may be obligated to pay alternative minimum tax in the year he or she exercises an incentive stock option.

In general, there will be no federal income tax deductions allowed to the Company upon the grant, exercise, or termination of an incentive stock option. However, in the event an optionee sells or otherwise disposes of stock received on the exercise of an incentive stock option in a disqualifying disposition, the Company will be entitled to a deduction for federal income tax purposes in an amount equal to the ordinary income, if any, recognized by the optionee upon disposition of the shares, provided that the deduction is not otherwise disallowed under the Code.

Nonqualified Stock Options. Nonqualified stock options do not qualify as "incentive stock options" and will not qualify for any special tax benefits to the optionee. An optionee generally will not recognize any taxable income at the time he or she is awarded a nonqualified option. Upon exercise, the optionee will recognize ordinary income for federal tax purposes measured by the excess of the then fair market value of the shares over the exercise price. The income realized by the optionee will be subject to income and other employee withholding taxes.

The optionee's basis for determination of gain or loss upon the subsequent disposition of shares acquired upon the exercise of a nonqualified stock option will be the amount paid for such shares plus any ordinary income recognized as a result of the exercise of such option. Upon disposition of any shares acquired pursuant to the exercise of a nonqualified stock option, the difference between the sale price and the optionee's basis in the shares will be treated as a capital gain or loss and generally will be characterized as long-term capital gain or loss if the shares have been held for more than one year at their disposition.

In general, there will be no federal income tax deduction allowed to the Company upon the award or termination of a nonqualified stock option or a sale or disposition of the shares acquired upon the exercise of a nonqualified stock option. However, upon the exercise of a nonqualified stock option, The Company will be entitled to a deduction for federal income tax purposes equal to the amount of ordinary income that an optionee is required to recognize as a result of the exercise, provided that the deduction is not otherwise disallowed under the Code.

Restricted Stock Grants. Generally, the recipient of a restricted stock grant will not recognize income at the time that a restricted stock grant is awarded. Instead, as the shares vest under the terms of restricted stock agreement (i.e over time or achievement of performance-based vesting criteria) the recipient will recognize ordinary compensation income equal to the excess, if any, of the fair market value of the shares when they vest over any amount paid by the recipient in exchange for the shares. Grantees may make an election under Section 83(b) of the Internal Revenue Code to recognize the compensation income on the shares at the time of the award and at the fair market value of the shares at that time.
The recipient's basis for determination of gain or loss upon the subsequent disposition of shares acquired as restricted stock grants will be the amount paid for such shares plus any ordinary income recognized either when the shares were received or when the shares vested. Upon the disposition of any shares received as restricted stock grants, the difference between the sale price and the recipient's basis in the

shares will be treated as a capital gain or loss and generally will be characterized as long-term capital gain or loss if the shares have been held from more than one year at the time of their disposition.

In the year that the recipient of a restricted stock grant award recognizes ordinary taxable income in respect of such award, the Company will be entitled to a deduction for federal income tax purposes equal to the amount of ordinary income that the recipient is required to recognize, provided that the deduction is not otherwise disallowed under the Code.

New Plan Benefits

Directors and executive officers of the Company, including the named executive officers, are eligible to participate in the Plan, as amended. Future grants are entirely at the discretion of the Board of Directors and, at present, no specific grants have been determined under the Plan as it is proposed to be amended. The benefits or amounts that will be received by or allocated to any director or executive officer are not currently determinable.

Vote Required and Board Recommendation

The affirmative vote of holders of a majority of the shares of common stock cast in person or by proxy at the meeting is required for approval of the amendments to the 2004 Stock Incentive Plan.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE PROPOSED AMENDMENTS TO THE 2004 STOCK INCENTIVE PLAN.

COMPENSATION DISCUSSION AND ANALYSIS

Executive Compensation

The Compensation Discussion and Analysis provides an overview of the compensation philosophy, objectives, policies, and procedures that pertain to the year ended December 31, 2007. The analysis includes the material factors underlying the compensation policies and decisions reflected in the compensation tables below, addressing the separate elements of compensation for the named executives and executive compensation as a whole.

The 2007 Compensation Committee Members are Messrs. Schorno (Chairman), and Martin, and Ms. Buckner. None of the members of the committee are or have been officers or employees of Venture Financial Group ("VFG" or "Company") or the Bank ("Bank").

The committee's philosophy reflects and supports the Company's goals and strategies. Currently, VFG's strategy is to expand the market share of markets currently served and to enter new markets within western Washington. The key elements of this strategy are increasing market penetration, geographic expansion, growing the loan portfolio, developing innovative new product offerings, expanding the banking relationship with each customer and maintaining asset quality. The committee believes these goals, which are intended to create long-term shareholder value, must be supported by a compensation program that:

- attracts and retains highly qualified individuals;
- provides levels of compensation that are competitive with those offered by other financial institutions;
- motivates executives to enhance long-term shareholder value by helping them to build their own ownership in VFG; and
- integrates VFG's long-term strategic planning and measurement processes.

Periodically the Compensation Committee engages an independent consulting group serving banks nationwide to review the executive and board compensation and recommend potential improvements regarding existing practices. An independent consultant assisted in the design of the current annual equity and non-equity incentive plan in 2003 with updates in 2004. The last consulting group review was completed in 2006. The review consisted of analyzing detailed information on cash compensation, total compensation, long-term incentives and other executive and director benefits. The review was intended to identify appropriate compensation levels and compensation program design features to ensure we attract, motivate, reward, and retain qualified executives and directors. The Compensation Committee engaged the consultant. The compensation consultant utilized a custom peer group of twenty publicly traded banks based on asset size as of June 30, 2006 between $750 million and $1.5 billion, geographic location and performance. Those peers included Alliance Bancshares California, American West Bancorporation, Bank of Marin, Cascade Financial Corporation, City Bank, Columbia Bancorp, First Mutual Bancshares, Harrington West Financial Group, Heritage Commerce Corporation, Heritage Financial Corporation, Horizon Financial Corporation, North Valley Bancorp, Northern Empire Bancshares, Pacific Continental Corporation, PremierWest Bancorp, Riverview Bancorp, Inc., Sierra Bancorp, Temecula Valley Bancorp, Inc., and Washington Banking Company. The data was used to assist the compensation committee in setting compensation and benefit levels during 2007.

VFG's compensation program for executives consists of four major elements:

- Base salary;
- Company performance-based annual cash incentive;
- Periodic grants of options or other stock-based compensation; and
- The Supplemental Executive Retirement Plan ("SERP")

The Committee believes that this four-part approach best serves the interest of VFG and its shareholders. It enables VFG to meet the requirements of the highly competitive banking environment in which it operates, while ensuring that executive officers are compensated in a way that advances both the short and long-term interests of its shareholders. Base salary is intended to be competitive in the market place with respect to the listed executive officer's scope of responsibilities. The variable annual bonus for the listed executives is based solely on Company net income performance and is calculated as a percentage of base salary. Other employees participate in an annual bonus program, which is based not only on net income, but also includes an evaluation of individual performance and attainment of specific goals. Options and other stock-based compensation relate a significant portion of long-term remuneration directly to stock price appreciation realized by VFG's shareholders, and further serve to promote an executive's continued service to the organization. The SERP is designed to retain highly qualified personnel by providing defined benefits to the participants upon retirement age. Additionally, the SERP provides a pre-retirement death benefit.

Role of the Committee and Chief Executive Officer

The Compensation Committee is appointed by the Board of Directors to assist the Board in establishing appropriate compensation of the Company's executive officers and directors, and with general oversight and review of the company's employee benefit plans, including any equity compensation plans. At least annually the committee reviews and makes a recommendation to the Board of Directors for approval of the CEO's compensation in light of Company goals and objectives established by the Committee and the Board. The Committee is responsible for reviewing and discussing with the CEO the performance of all other executive officers and recommending to the Board of Directors approval of the compensation of such executives including salaries, bonus plans, equity incentive grants, and other benefits. The Committee has the sole authority to retain and terminate outside compensation consultants and other advisors as the Committee deems necessary and appropriate, including and approving all fees and other retention terms.

Chief Executive Officer Compensation

The base compensation for VFG's Chief Executive Officer, Ken F. Parsons, was determined by the committee with final approval by the Board of Directors of VFG based on the same criteria as the compensation for the other executive officers. VFG entered into a seven-year employment agreement with Mr. Parsons on January 1, 2004. The Chief Executive Officer's bonus potential is based on achievement of net income targets, and is determined by the committee with final approval by the Board of Directors. Mr. Parsons does not participate in matters relating to his own compensation.

Base Salary. Base salaries for VFG's executive officers, except for the CEO are recommended by the CEO to the Compensation Committee. The Compensation Committee then makes a recommendation to the Board of Directors for approval. This recommendation is based on the survey and analysis conducted by consultants periodically engaged by the Compensation Committee. The Committee generally adopts the recommendations of the CEO. Factors taken into account include: competitive industry salaries, the executive's scope of responsibilities, individual performance, cost of living adjustments from prior year and contribution to the organization.

Company Performance-Based Incentive. Executive officers have the opportunity to earn annual performance-based incentives with awards based on the overall net income performance of VFG. At the beginning of the year, a target based on overall net income performance of VFG and a minimum and a maximum surrounding the target is established and approved by the Board of Directors. In 2007, the minimum was calculated at 90% of the net income target and the maximum was calculated at 120% of the net income target. The target is based on meeting the annual net income projection/budget and may be adjusted for unusual or one time items. If, at the end of the fiscal year, VFG's net income performance falls within the minimum and maximum surrounding the targeted net income performance, the amount accrued by the Company throughout the year is paid as early as practicable in the following year. If actual performance is lower than the minimum, no bonus is paid. If actual performance is above the maximum, the bonus is limited to the maximum. For each executive officer, the percentage of base salary paid in incentive compensation varies on a sliding scale depending on the Company net income performance. For 2007, the chart below reflects the named executive officer's percentages of base salary at minimum, target and maximum:

	Minimum	Target	Maximum
Ken F. Parsons, Sr.	20%	50%	100%
James F. Arneson	20%	50%	100%
Sandra L. Sager	15%	40%	80%
Patricia A. Graves	15%	40%	80%
Bruce H. Marley	15%	40%	80%

An agreement is given to each participant in the annual bonus plan describing the terms of attainment of a bonus for that year. Other officers and employees participation in the annual bonus plan may include not only net income targets, but an evaluation of individual performance and attainment of specific goals. Following the end of the year, as soon as practicable once financial results are presumed to be established, management forwards a recommendation to the compensation committee, who then submits a recommendation to the Board of Directors for final approval of payment. On February 21, 2008, payment was made for the 2007 incentives; on February 6, 2007, payment was made for the 2006 incentives; and on February 3, 2006, payment was made for the 2005 incentives. In 2007 when the payment was made, the Company's net income was expected to be between target and the maximum. Subsequent to the date of the payment, it came to the attention of management that two loan relationships were impaired effective December 31, 2007 even though they were both performing and current at December 31, 2007. Management made the decision in March 2007 to retroactively add to the Allowance for Loan Losses. The effect of adding to the Allowance and partially charging down those two loans effective December 31, 2007 reduced the net income results, making the net income between target and minimum. In 2006 the Company was between the target and the maximum. In 2005 the Company was between the target and minimum.

Stock-Based Compensation. To more closely align the financial interests of VFG's executives with long-term shareholder value, and to assist in the retention of key executives and assure the success of VFG and its subsidiaries, equity-based compensation is awarded. Equity-based compensation has taken the form of the following:

- Nonqualified stock options (directors or employees);
- Incentive stock options (employees); and
- Restricted stock awards (employees)

The Compensation Committee determines annually which executives, if any, will receive stock options or restricted stock grants and determines the number of shares subject to each. In the past few years, this determination has been made early in the year typically between February and May. Grants of stock options or restricted shares are based on various subjective factors relating primarily to the responsibilities of individual executives, their past and expected future contributions to VFG and prior option or restricted stock grants. In the Company's review of peer compensation packages, equity compensation is an important part of the overall compensation package and the Company remains competitive by offering stock options and restricted stock grants.

In 2004, shareholders of VFG approved the 2004 Stock Incentive Plan ("2004 Plan"). With the adoption of the 2004 Plan, the Company stopped issuing options under the 1999 Employee Stock Option Plan and the 1994 Director Stock Option Plan. The 2004 Plan authorizes awards of stock options to purchase or restricted stock grants or other stock based compensation of up to 300,000 shares of common stock. The 2004 Plan is designed to provide additional incentives to select employees and directors of VFG and its subsidiaries in accordance with the compensation philosophy. At December 31, 2007, 190,550 option shares and 5,750 restricted stock grant shares have been granted under this plan. At December 31, 2007, 10,250 shares previously granted under the 2004 Plan since inception were forfeited and returned to the 2004 Plan and are available for future grants. 113,950 shares remain available for grant under the 2004 Plan.

Under the terms of the 2004 Plan, the exercise price of option shares will not be less than the fair value of common stock on the date such option is granted. The FMV is determined based on the weighted average share price of VFG's common stock for the prior month that the option is approved. The 2004 Plan allows directors to set vesting schedules for each grant. All options granted in accordance with the 2004 Plan expire ten years from the date of grant and have a 20% annual vesting schedule.

Supplemental Executive Retirement Plan. The 2005 Venture Financial Group Inc., Supplemental Executive Retirement Plan ("SERP"), is a noncontributory defined benefit plan for the senior management team. The SERP supplements a participating executive's retirement benefits received from social security and other employee benefit retirement plans by providing a fixed level of annual compensation for a period of fifteen to twenty years after retirement.

Supplementary Compensation & Benefits

Long-Term Care Insurance. In 2002 and 2003, the Company offered to purchase Long-Term Care insurance policies for executive officers. Named executive officers receiving the benefit are Messrs Parsons, Arneson, and Marley. Each participant is eligible to begin receiving benefits after being certified by a Licensed Health Care Practitioner as chronically ill. The policy provides for a $150-$200 per day lifetime benefit for facility care, and home and community services. Benefits vest 10% per year over a ten year period. Messrs. Parsons and Arneson are fully vested, and Mr. Marley, will be fully vested in October 2013, with vesting accelerated upon a change in control. If Mr. Marley terminates employment prior to becoming fully vested then he must reimburse the Company for the full amount of the single premium, subject to certain expectations. The reimbursement amount shall be due and payable within thirty (30) days from the date the Executive begins competing with the Company following termination of service. Expense related to this plan for the named executive officers was $6,454 for 2007.

Split-Dollar Insurance Agreements. The Company previously purchased life insurance policies on the lives of certain executives and other officers. The Company has entered into agreements with each of the named executive officers, providing for the insurance companies to pay designated beneficiaries up to $350,000 from the "net at risk proceeds" of these policies. The "net at risk proceeds" of these policies is the amount in excess of the total required in order for the Company to recover all its original investment as well as all accumulated interest in the policies. While the Company incurs no continuing expenses associated with the arrangements, participants are required to pay income taxes on the value of the benefits provided under this Plan. The listed executive officers had a total of $1,099 reported as compensation for the economic value of Split-Dollar benefit for the year ending December 31, 2007.

Employee Stock Ownership Plans. VFG provides two employee stock ownership plans, the Venture Financial Group, Inc. KSOP (Employee Stock Ownership Plan with 401(k) Provisions ("KSOP") and the Venture Financial Group, Inc. Employee Stock Ownership Plan ("ESOP"). The purpose of these plans is to enable participating employees to share in the growth and prosperity of the Company through employer contributions to the ESOP and to provide participants with an opportunity to accumulate their own tax-deferred contributed capital to the KSOP, both for their future economic security. We believe that the KSOP and ESOP further our strategies of providing benefits that focus employees on improving shareholder value and provide an incentive for employees to remain with the company. The value of a participant's interest in the ESOP is directly tied to the value of our common stock. The value of a participant's interest in the KSOP is tied to our common stock and/or other investments as directed by the employee. Prior to 2006, there was only a KSOP. In 2006, employer contributions made prior to 2006 were transferred from the KSOP to the newly created ESOP on behalf of employees. Beginning in 2006, all Company contributions were added to the ESOP and all employee contributions were added to the KSOP.

KSOP. All employees are entitled to participate in the KSOP and make salary reduction contributions to the KSOP as of the first day of the month which follows ninety days of employment. A participant is 100% vested in their employee contributions. The KSOP was adopted as a 401(k) plan in 1987, and restated in 1992 to add employee stock ownership plan provisions. There have been amendments through the years to update the plan to current law changes. Most recently, the plan was amended and restated effective January 1, 2006 to reflect all amendments made and changes in applicable law since its last restatement.

All funds in the KSOP are held in trust. The KSOP is administered by a Board of Trustees and an Administrative Committee. The trustees consist of Messrs. Manspeaker, Panowicz and Ms. Sager. The Administrative Committee consists of company officers. Investments of employee contributions in the KSOP are directed by the employee into Company common stock or other investments.

ESOP. Venture Bank makes contributions to the ESOP for the benefit of employees. Profit sharing contributions to the ESOP are made at the discretion of the Board of Directors. No salary reduction contributions are contributed to the ESOP. Participants are vested over a five year period.

Total contributions made by Venture Bank are included in the ESOP balances. For the year ended December 31, 2007 $935,000 in Venture Bank contributions was added to the ESOP. All funds in the ESOP are held in trust. The ESOP is administered by a Board of Trustees and an Administrative Committee. The trustees consist of Messrs. Manspeaker, Panowicz and Ms. Sager. The Administrative Committee consists of company officers. The investment of Company contributions to the ESOP are generally invested in shares of the Company's common stock, although the Trustees have the discretion to invest in such other prudent investments as deemed appropriate.

Other Compensation. In 2004, the Company entered into an employment agreement dated January 1, 2004 with the CEO. The agreement calls for additional compensation of $78,500 per year for a period of seven years. The CEO's previous employment agreement included an additional length of service payment. The Company negotiated to eliminate this length of service compensation and replaced it with this seven year $78,500 compensation at a savings to the Company.

The CEO participates in two additional Director Deferred Income defined benefit plan agreements that are described under the 2007 Executive Compensation section.

REPORT OF COMPENSATION COMMITTEE

The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis section of this proxy statement with management. Based on the review and discussions with management, the Compensation Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this proxy statement.

Respectfully submitted by Compensation Committee members:

Larry J. Schorno (Chairman) ♦ Patrick L. Martin ♦ Linda E. Buckner

2007 EXECUTIVE COMPENSATION

The following table sets forth a summary of the compensation awarded to or earned by the CEO, CFO and three other executive officers who had total compensation in excess of $100,000 during the last fiscal year. Mr. Parsons and Ms. Sager are considered the company's Principal Executive Officer and Principal Financial Officer.

Summary Compensation Table

(a) Name & Principal Position	(b) Year	(c) Salary ($)	(d) Bonus ($)	(e) Stock Awards ($) (1)	(f) Options Awards ($) (1)	(g) Non-Equity Incentive Plan Compensation ($) (2)	(h) Change in Pension Value and Non-Qualified Deferred Compensation Earnings ($) (3)	(j) All Other Compensation ($) (4)	(k) Total ($)
Ken F. Parsons VFG Chairman & CEO Venture Bank Chairman	2007 2006	$217,500 $240,000	$ - $ -	$ - $ -	$36,998 $22,613	$137,712 $172,941	$358,643 $348,779	$102,976 $105,881	$853,829 $890,214
Sandra L. Sager, CPA EVP/Chief Financial Officer of VFG & Venture Bank	2007 2006	$150,000 $135,000	$ - $ -	$ - $ -	$14,075 $ 4,651	$ 75,979 $ 77,824	$ 4,000 $ N/A	$ 16,875 $ 11,288	$260,929 $228,763
James F. Arneson VFG President Venture Bank - President & CEO	2007 2006	$240,000 $200,000	$ - $ -	$26,063 $26,063	$24,544 $ 8,319	$151,959 $144,118	$ 72,000 $ 65,000	$ 28,875 $ 26,600	$543,441 $470,100
Patricia A. Graves EVP/Retail Banking Venture Bank	2007 2006	$135,000 $120,000	$ - $ -	$ - $ -	$18,294 $11,878	$ 68,381 $ 69,176	$ 33,000 $ 30,000	$ 16,386 $ 12,219	$271,061 $243,273
Bruce H. Marley EVP/Chief Lending Officer Venture Bank	2007 2006	$146,750 $135,250	$ - $ -	$ - $ -	$18,232 $11,484	$ 74,333 $ 77,968	$102,000 $ 91,000	$ 23,329 $ 13,670	$364,644 $329,372

(1) The April 18, 2007 grant date fair value assigned to options granted that day in accordance with FAS123R is $6.62. This amount is expensed in accordance with FAS123R using the FIN 28 Accrual or "Graded Vesting" method and the assumptions related to our FAS 123R expense are described more fully in the Notes to our Consolidated Financial Statements in our Annual Report on Form 10-K. The expense shown is what was expensed in 2007 for all outstanding options. The aggregate numbers of options outstanding at December 31, 2007 are 367,617.

(2) Compensation awarded pursuant to pre-established 2007 Company net income performance goals.

(3) Includes $15,643 and $34,779 for both the 1989 and 1992 Director Deferred Income Plans 2007 and 2006, respectively, change in present value for Mr. Parsons. Includes the change in the present value of the accumulated benefit for the Supplemental Executive Retirement Plan. The Bank has also purchased Bank Owned Life Insurance (BOLI) in an amount designed to fund the SERP plans following the death of a named executive officer. We consider the income received from the BOLI as an offset to the expense of the SERP.

(4) Includes $6,750 auto allowance for Mr. Parsons and $12,000 auto allowance for Mr. Arneson; Estimated ESOP profit sharing of $16,875 for Mr. Parsons, $16,875 for Ms. Sager, $16,875 for Mr. Arneson, $16,875 for Mr. Marley, and $16,137 for Ms. Graves; other employee compensation of $78,500 for Mr. Parsons and economic value of Split-Dollar life insurance of $851 and $249 for Mr. Parsons and Ms. Graves, respectively. Also includes $6,454 is Long term care expense for Mr. Marley.

Grants of Plan-Based Awards											
		Estimated Future Payouts under Non-Equity Incentive Plan Awards (1)			Estimated Future Payouts under Equity Incentive Plan Awards						
Name	Grant Date	Threshold ($)	Target ($)	Max ($)	Threshold (#)	Target ($)	Max ($)	All other stock awards: number of shares or units (#)	All other option awards: number of securities under-lying options (#)	Exercise or base price of option awards ($/Sh)	Grant date fair value of option awards
(a)	(b)	(c) (1)	(d)	(e)	(f)	(g)	(h)	(i)	(j)	(k) (2)	(l)
Ken Parsons	4/18/07	$43,500	$108,750	$217,500	-	-	-	-	9,200	$21.87	$ 6.62
Sandra Sager	4/18/07	$22,500	$ 60,000	$120,000	-	-	-	-	4,400	$21.87	$ 6.62
James Arneson	4/18/07	$48,000	$120,000	$240,000	-	-	-	-	7,800	$21.87	$ 6.62
Patricia Graves	4/18/07	$20,250	$ 54,000	$117,400	-	-	-	-	4,400	$21.87	$ 6.62
Bruce Marley	4/18/07	$22,013	$ 58,700	$108,000	-	-	-	-	4,400	$21.87	$ 6.62

1) The amounts shown in column (c) reflect the minimum payment level under the Company's Performance-Based Incentive Plan which is a range of 37.5% to 40% of the target amount shown in column (d). The amount show in column (e) is 200% of such target amount. These amounts are based on the individual's 2007 salary and position.

2) The price shown in column (k) is determined using the prior month average trade price per share as reported to us. There is no public market for the stock.

Ken F. Parsons, James F. Arneson and Sandra L. Sager are parties to Employment Agreements with the Company.

Ken F. Parsons. On January 1, 2004, VFG entered into an Employment Agreement with Mr. Parsons, the Chairman and Chief Executive Officer of VFG and Chairman of the Bank. The Agreement has a seven-year term. After the initial term and upon Board approval, the Agreement may be renewed annually for one year. This Agreement was amended on April 20, 2005 to clarify Mr. Parsons' positions and terms of positions with the Company. The agreement was amended a second time on September 26, 2006 to extend Mr. Parsons' full time employment under his existing employment agreement from December 31, 2006 to July 1, 2007 or longer. Mr. Parsons' Agreement was amended a third time on July 1, 2007 to set forth his continued responsibilities as Chief Executive Officer of VFG and Chairman of the Bank with a minimum salary level of $150,000 per year. A fourth amendment occurred December 19, 2007 intended solely to make his Agreement compliant with Section 409 A of the Internal Revenue Code and having immaterial modifications. Mr. Parsons' compensation will be paid as base pay for his full-time and part-time services during the terms of his employment. Mr. Parsons is also to be paid $78,500 annually as additional compensation per his employment agreement. Those funds are to be paid for a period of seven years from that date of his agreement. During the terms of his agreement (full-time and part-time periods,) Parsons shall be entitled to receive all employee benefits that the Company provides to its executives. Additionally, the following are included: medical, dental, life insurance, KSOP & ESOP, voluntary life insurance and long-term disability insurance.

James F. Arneson. On April 21, 2005, VFG entered into an Employment Agreement with Mr. Arneson, the President of VFG and President and Chief Executive Officer of the Bank, contingent on the closing of the merger with Washington Commercial Bancorp. Employment began on September 2, 2005, the date the merger with Washington Commercial Bancorp was consummated. The Agreement has an initial three year term and will automatically renew for an additional one year term as of the end of each term. During the term of his agreement Arneson shall be entitled to receive all employee benefits that the Company provides to its executives. Additionally, the following are included: medical, dental, life insurance, KSOP & ESOP, voluntary life insurance and long-term disability insurance. Mr. Arneson's Agreement was amended on December 14, 2007 for the sole purpose of making his Agreement compliant with Section 409 A of the Internal Revenue Code and having immaterial modifications.

Sandra L. Sager. On November 9, 2005, VFG entered into an Employment Agreement with Ms. Sager, the Executive Vice President, Chief Financial Officer of VFG and of the Bank. Employment began on December 19, 2005. The Agreement has an initial two year term and will automatically renew for an additional one year term as of the end of each term. During the term of this agreement Sager shall be entitled to receive all employee benefits that the Company provides to its executives. Additionally, the following are included: medical, dental, life insurance, KSOP & ESOP, voluntary life insurance and long-term disability insurance. Ms. Sager's Agreement was amended on December 18, 2007 for the sole purpose of making her Agreement compliant with Section 409 A of the Internal Revenue Code and having immaterial modifications.

Outstanding Equity Awards at Fiscal Year-End									
Option Awards						Stock Awards			
Name (a)	Number of securities underlying unexercised options exercisable (#) (b)	(1) Number of securities underlying unexercised options unexercisable (#) (c)	Equity incentive plan awards: number of securities underlying unexercised earned options (#) (d)	Option exercise price ($) (e)	Option expiration date (f)	Number of Shares or units of stock that have not vested (#) (g)	Market value of shares or units of stock that have not vested ($) (h)	Equity incentive plan awards: number of unearned shares, units or other rights that have not vested (#) (i)	Equity incentive plan awards: number of unearned shares, units or other rights that have not vested (#) (j)
Ken Parsons	750	750	-	$13.666667	08/01/2013				
	0	3,900	-	$15.333333	04/16/2014				
	0	3,600	-	$19.250000	04/20/2015				
	0	4,800	-	$20.000000	04/19/2016				
	0	9,200	-	$21.870000	04/18/2017				
Total	**750**	**22,250**	-	**$19.426261**					
Sandra Sager	600	2,400	-	$20.000000	04/19/2016				
	0	4,400		$21.870000	04/18/2017				
Total	**600**	**6,800**	-	**$21.111892**					
James Arneson	8,595	0	-	$ 9.308576	12/17/2013				
	12,348	0	-	$13.193257	12/15/2014				
	1,000	4,000	-	$20.000000	04/19/2016				
	0	7,800		$21.870000	04/18/2017				
Total	**21,943**	**11,800**	-	**$15.218076**		2,500	$53,425	-	-
Patricia Graves	15,000	0	-	$10.000000	03/24/2009				
	9,000	0	-	$ 7.666667	02/16/2010				
	3,000	0	-	$ 6.666667	12/19/2011				
	3,000	0	-	$ 6.833333	04/19/2012				
	3,000	750	-	$13.666667	08/01/2013				
	2,700	1,800	-	$15.333333	04/16/2014				
	1,200	1,800	-	$19.250000	04/20/2015				
	600	2,400	-	$20.000000	04/19/2016				
	0	4,400		$21.870000	04/18/2017				
Total	**37,500**	**11,150**	-	**$12.204070**					
Bruce Marley	750	750	-	$13.666667	08/01/2013				
	0	1,800	-	$15.333333	04/16/2014				
	0	1,800	-	$19.250000	04/20/2015				
	600	2,400	-	$20.000000	04/19/2016				
	0	4,400		$21.870000	04/18/2017				
Total	**1,350**	**11,150**	-	**$19.118240**					

(1) All options listed above vest a rate of 20% per year over the first five years of the ten-year option term. Each option commenced vesting nine years prior to the expiration date in column F. Shares granted to Mr. Arneson at WCB vested 100% at the date of merger and therefore are not subject to the 20% per year vesting schedule. Excludes exercised options.

Option Exercises and Stock Vested for the Fiscal Year				
	Option Awards		Stock Awards (1)	
Name (a)	Number of Shares acquired on exercise (#) (b)	Value realized on exercise ($) (c)	Number of Shares acquired on vesting (#) (d)	Value realized on vesting ($) (e)
Ken Parsons	1,800	$26,274	-	-
	750	$ 5,822	-	-
	3,900	$23,777	-	-
	2,400	$ 5,232	-	-
	1,200	$ 1,716		
Total	**10,050**	**$62,821**	-	-
Sandra Sager	-	-	-	-
James Arneson	-	-	1,250	$28,425
Patricia Graves	-	-		
Bruce Marley	750	$ 5,890	-	-
	1,800	$11,964		
	1,200	$ 3,276		
Total	**3,750**	**$21,130**		
Grand Totals	**13,800**	**$83,951**		

(1)Reflects shares received pursuant to the employment agreement for Mr. Arneson. On 9/8/2005 Mr. Arneson was granted 5,000 restricted shares. Those shares vest 25% per year at no cost to the recipient.

Pension Benefits at and for the Fiscal Year				
Name (a)	Plan Name (b)	Number of years credited service (#) (c)	Present value of accumulated benefit ($) (d)	Payments during last fiscal year ($) (e)
Ken Parsons	SERP	16	$2,951,000	0
Sandra Sager	SERP	1	$ 4,000	0
James Arneson	SERP	2	$ 152,000	0
Patricia Graves	SERP	13	$ 256,000	0
Bruce Marley	SERP	4	$ 365,000	0

The Company has entered into SERP participation agreements with each of the named executive officers. The following is the amount of annual benefits payable upon retirement at normal retirement age of 65 or upon death to each of the named executive officers (or beneficiary) in accordance with the SERP: Ken F. Parsons--$275,000; James F. Arneson--$275,000; Sandra L. Sager -- $143,086; Bruce H. Marley--$72,500; and Patricia A. Graves--$126,000.

The Committee determined that to be competitive the Company needed to provide a target level of retirement benefit that would enable its executives to retire and receive a percentage of their base salary at retirement. This target takes into consideration other sources of retirement income including social security. The target levels of normal retirement benefit for each executive were determined based on their role with VFG and information from the Company's compensation consultants specializing in SERPs regarding comparable benefits within the peer group.

The SERP provides for an early retirement benefit for participants who reach age 55, have at least 10 years of credited service with VFG and receive written Board approval. Payments to participants who retire early are reduced based on the participant's proximity to retirement age and further reduced based on a "Service Ratio" equal to the number of months served at early retirement compared to the total number of months of service at age 65. If a participant retires upon or after reaching age 60, he or she receives the normal retirement benefit multiplied by the Service Ratio and further reduced by a factor of 0.7% per month for every month between the early retirement date and age 65. If the participant retires after reaching age 55, but before age 60, then he or she is entitled to the reduced benefit pursuant to the same formula or the following amount if lower:

- After age 55 but before age 56 = 25% of the normal retirement benefit;
- After age 56 but before age 57 = 30% of the normal retirement benefit;
- After age 57 but before age 58 = 35% of the normal retirement benefit;
- After age 58 but before age 59 = 40% of the normal retirement benefit; or
- After age 59 but before age 60 = 45% of the normal retirement benefit.

If a participant is terminated by the Company without cause (and not as a result of a change in control or disability), the participant is eligible to receive a set percentage of the present value of the normal retirement benefit as of the effective date of termination. If a participant's employment is terminated by voluntary resignation other than early or normal retirement, the participant is entitled to half of a set percentage of the present value of the normal retirement benefit as of the effective date of termination. In the event a participant is terminated in connection with or after a change in control, the participant is entitled to receive the present value of the normal retirement benefit as of the effective date of termination at the time of change in control. If participant is terminated for cause, then all benefits to which participant or their beneficiary may otherwise have been entitled to are forfeited.

NONQUALIFIED DEFERRED COMPENSATION FOR 2007

Name (a)	**Executive Contributions in Last FY ($)** (b)	**Registrant Contributions in Last FY ($)** (c)	**Aggregate Earnings in Last FY ($)** (d) (1)	**Aggregate Withdrawals / Distributions ($)** (e)	**Aggregate Balance at Last FYE ($)** (f) (1)
Ken F. Parsons, Sr. (2)	$0	$0	$15,643	$21,927	$335,758

(1) All of the amounts are reported and included in Salary in the Summary Compensation Table.
(2) The amounts reported in the contributions and earnings columns were reported as compensation in the last completed fiscal year in the registrant's Summary Compensation Table for both the 1989 and 1992 DDI plans, and the amounts reported in the aggregated earnings at last fiscal year end (column (d)) previously were ported as compensation to Mr. Parsons in the registrant's Summary Compensation Table for 2006 as $34,779.

Director Deferred Income ("DDI") 1989 Plan. In 1989 the Board of Directors approved a plan under which a director could elect to defer fees for ten years beginning February 1, 1989 and at retirement receives those fees plus accrued interest at 8% interest rate. One director, Ken Parsons, remains in this plan; his participation commenced in 1989 prior to his employment with the Company.

In 1990, in addition to being a director, Mr. Parsons became employed as an officer of the Company. Mr. Parsons' Employment Agreement was amended in 1992 to eliminate receipt of director fees beginning January 1, 1993. In exchange the Company agreed to continue to fund this plan at $400 per month through a reduction of Mr. Parsons' salary also beginning January 1, 1993.

Mr. Parsons deferred $400 per month for 120 months and is entitled to receive $2,193 payable for a period of 120 months upon reaching age 62. The accrued liability related to this Plan at December 31, 2007 totaled $186,093. Expenses associated with this plan were $26,099 in 2007. This benefit may be funded with Bank Owned Life Insurance or from earnings of the Company.

Director Deferred Income ("DDI") 1992 Plan. In 1992 the Board of Directors approved a plan under which a director could elect to defer receipt of director fees and incentive pay for five years from 1992 to 1997. At retirement the director will receive those fees and incentive pay plus accrued interest at a rate of 10% during the deferral period and 8% from the end of the deferral period though the payout. The plan also provides that the deferred fees plus the accrued interest benefit payment accelerates in the event of a Director's death and is paid to the Director's beneficiaries. Several current directors and former directors participate in this plan. Accrued liabilities to current directors participating in the Plan at December 31, 2007 totaled $268,886. Expense associated with current directors participating in the plan was $20,607 in 2007. This benefit may be funded with Bank Owned Life Insurance or from earnings of the Company. Messrs. Parsons and Panowicz are the only current directors participating in the 1992 plan.

Potential Payments upon Termination or Change-in-Control

Pursuant to the terms of Ken Parsons' Employment Agreement with VFG, if VFG terminates Mr. Parsons "without cause" or Mr. Parsons terminates for good reason, including the Board of Directors withdrawing the authority and responsibility associated with the position of Chief Executive Officer of VFG, he is entitled to receive severance benefits of twelve months compensation equal to $150,000, payment of additional compensation pursuant to his employment agreement through December 2010 equal to $235,500, continued health benefit coverage for he and his spouse, and accelerated vesting of all stock options.

Mr. Parsons is also entitled to such severance benefits if he terminates for any reason twelve months prior to public announcement of a change in control (or the date on which the Board of Directors know of an impending change in control) and thirty-six months after the change in control. Mr. Parsons is generally prohibited from competing with VFG in its market area and soliciting its employees and customers for at least twenty-four months following termination for any reason.

Pursuant to the terms of James Arneson's Employment Agreement with VFG, if VFG terminates Mr. Arneson 'without cause' or Mr. Arneson leaves for good reason, he is entitled to receive severance benefits equal to twelve months base salary. If his employment had terminated for such reasons as of December 31, 2007, he would have received $250,000.

In connection with a change in control of VFG, Mr. Arneson is entitled to receive twenty four months base salary under the following circumstances:

- he terminates employment for good reason, including a material reduction in duties or a forced relocation, within one year of the change in control;
- he is terminated without cause within the period commencing 180 days prior to announcement of the change in control through one year after the change in control; or
- he terminates employment for any reason between six and twelve months following the change in control.

If a change in control had occurred and Mr. Arneson's employment terminated on December 31, 2007 under the conditions described above he would have received $500,000.

If Mr. Arneson remains employed for one year following a change in control he is entitled to a retention bonus equal to twelve months base salary. If Mr. Arneson's change in control benefits would constitute an "excess parachute payment" as defined in Section 280G of the Internal Revenue Code, his benefits are reduced to the largest amount that will result in no portion of the benefits being subject to the excise tax imposed by Internal Revenue Code Section 4999. Mr. Arneson is generally prohibited from competing with VFG in its market area for at least twelve months and from soliciting employees or customers of VFG for twenty-four months following termination for any reason.

Pursuant to the terms of Sandra Sager's Employment Agreement with VFG, VFG may terminate Ms. Sager 'without cause' and Ms. Sager would be entitled to severance benefits equal to twelve months compensation. If Ms. Sager had been terminated at December 31, 2007 without cause she would have received $150,000.

In connection with a change in control of VFG, Ms. Sager is entitled to receive twelve months base salary under the following circumstances:

- she terminates employment for good reason, including a material reduction in duties or a forced relocation, within one year of the change in control; or
- she is terminated without cause within the period commencing 180 days prior to announcement of the change in control through one year after the change in control.

If a change in control had occurred and Ms. Sager's employment terminated as of December 31, 2007 under the conditions described above, she would have received $150,000.

If Ms. Sager's change in control benefits would constitute an "excess parachute payment" as defined in Section 280G of the Internal Revenue Code, her benefits are reduced to the largest amount that will result in no portion of the benefits being subject to the excise tax imposed by Internal Revenue Code Section 4999. Ms. Sager is generally prohibited from competing with VFG in its market area for at least twelve months and from soliciting VFG's employees and customers for at least twenty-four months following termination for any reason.

Director and Board Committee Compensation

Directors Compensation							
Name (a)	Fees Earned or paid in Cash ($) (b) (1)	Stock Awards ($) (c)	Options Awards ($) (d) (2)	Non-Equity Incentive Plan Compensation ($) (e)	Change in Pension Value and Non-Qualified Deferred Compensation Earnings ($) (f) (3)	All Other Compensation ($) (g) (4)	Total ($) (h)
James F. Arneson (5)	-		-	-	-	-	-
Keith W. Brewe	$24,700		$5,685	-	-	$3,936	$34,341
Lowell E. Bridges	$26,000		$7,226	-	-	$ 270	$33,496
Linda Buckner	$26,950		$7,257	-	-	$ 174	$34,381
Jewell C. Manspeaker	$23,950		$7,288	-	-	$ 386	$31,624
Patrick L. Martin	$24,150		$7,257	-	-	$ 528	$31,935
A. Richard Panowicz	$25,500		$7,257	-	$9,137	$ 270	$42,164
Ken F. Parsons, Sr.(6)	-		-	-	-	-	-
Larry J. Schorno	$26,200		$7,257	-	-	$ 177	$33,635

1) Gross Director Fees for period ending December 31, 2007. Includes Venture Financial Group, Venture Bank and Venture Wealth Management.
2) The April 18, 2007 grant date fair value assigned to options granted that day in accordance with FAS123R is $6.62. The amount in the column represents the grant date fair value times the number of shares granted. This amount is expensed in accordance with FAS123R using the FIN 28 Accrual or "Graded Vesting" method and the assumptions related to our FAS 123R expense are described more fully in the Notes to our Consolidated Financial Statements in our Annual Report on Form 10-K. The expense shown is what was expensed in 2007 for all outstanding options. The aggregate numbers of options outstanding at December 31, 2007 for non-employee directors are 49,633.
3) Includes 1992 Director Deferred Income Plan 2007 change in present value for Mr. Panowicz.
4) Represents economic value of Split Dollar Life Insurance for 2007 and $3,436 for Mr. Brewe's Long Term Care expense
5) Mr. Arneson's employee compensation is reported in the Summary Compensation table.
6) Mr. Parsons' employee compensation is reported is the Summary Compensation table.

Fees. Director fees are paid to non-employee directors only. For the year ending December 31, 2007, VFG directors received a monthly retainer of $750. Each VFG director also serves as a Venture Bank director and received a monthly retainer of $500 and a board attendance fee of $600 per Venture Bank Board meeting. Board members are permitted to participate telephonically once per year and received a $300 attendance fee. Additionally, participating directors received $100 for all special board conference calls lasting longer than 30 minutes. Committee members received $250 per meeting attended (except Audit Committee who received $300 per meeting).

Stock Option and Other Stock-Based Compensation. Directors are eligible to participate in the 2004 Stock Incentive Plan.

Split-Dollar Insurance Agreements. The Company owns life insurance policies on the lives of its directors. The Company has entered into Split-Dollar agreements with certain directors. Directors with agreements include Messrs. Schorno, Panowicz, Manspeaker, Brewe, Bridges, Martin, and Ms. Buckner. The agreements provide for the insurance companies to pay the designated beneficiaries of the Participants up to $100,000 from the "net at risk proceeds" of these policies. The "net at risk proceeds" of these policies is the amount in excess of the total required in order for the Company to recover all its original investment as well as all accumulated interest. While the Company incurs no expenses associated with this Plan, participants are required to pay income taxes on the value of the benefits provided under this Plan. The listed directors had a total of $1,805 reported as compensation for the year ending December 31, 2007.

Long-Term Care Insurance. In 2002, the Company purchased Long-Term Care Insurance for each of its board members. Each participant is eligible to begin receiving benefits after being certified by a Licensed Health Care Practitioner as chronically ill. The policy provides for a $130-$200 per day lifetime benefit for facility care, and home and community services. All Directors are fully vested. If the participant's service terminates for reasons other than death, disability, or retirement without at least 10 years continuous service and a minimum age of 55 or retirement at age 70, then the participant is required to reimburse a portion of the premium based on the years of service completed. In 2007 the Company purchased an additional plan for one board member. This policy has an annual premium, but otherwise the benefits are consistent with the other policies. Expenses related to all plans were $3,436 thousand for 2007 and $0 thousand for 2006, respectively.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

The Compensation Committee is composed of independent outside Directors. There are no Compensation Committee interlocks.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The Company and the Board of Directors review the nature, terms, and amounts of related party transactions to ensure fairness and substantially the same or better than the terms and conditions of other arm length transactions.

During 2007 directors and executive officers of VFG and the Bank and their associates were also customers of the Bank. It is anticipated that directors, executive officers, and their associates will continue to be customers of the Bank in the future. The Bank has had, and expects to have in the future, banking transactions in the ordinary course of its business with directors, officers, principal shareholders and their associates, on substantially the same terms, including interest rates and collateral, as those prevailing at the same time for comparable transactions with others and which do not involve more than the normal risk of collectability or present other unfavorable features.

Venture Bank leased the Hawks Prairie financial center and other support department space at 130 Marvin Road SE, Lacey, Washington, from Hawks Prairie Professional Center LLC, of which the Company's Chairman/Chief Executive Officer Ken F. Parsons, Sr., is a minority member. The amended terms of each lease contain initial terms of three years beginning February 28, 2003. On the February 28, 2006 renewal date, the Company extended the leases to May 30, 2007 and a portion of the lease was extended through September 30, 2007. The lease was terminated in September 2007. In 2007, Venture Bank paid a total of $134,074 to the Hawks Prairie Professional Center LLC pursuant to the leases. The Company and Venture Bank consider the rent and the terms and conditions of the leases to be fair and substantially the same or better than the terms and conditions of leases prevailing for comparable arms-length transactions. The initial lease terms and subsequent extensions were approved by the full Board of Directors.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

VFG has adopted procedures to assist its directors and executive officers in complying with Section 16(a) of the Securities Exchange Act, which include assisting the officer or director in preparing forms for filing with the Securities Exchange Commission. VFG believes that all of its executive officers and directors complied with all Form 3 and Form 4 filing requirements applicable to them on a timely basis, and therefore, no Form 5 filing is required for 2007. This was based solely on the review of Forms 3, and 4 that the Company filed on behalf of directors and executive officers, along with the written representation from each director and executive officer that all filings had been made.

AUDITORS

Moss Adams LLP, independent registered certified public accountants, performed the audit of the consolidated financial statements for VFG and its wholly owned subsidiaries for the year ended December 31, 2007. A representative of Moss Adams LLP has been invited to the Annual Meeting, and will have the opportunity to make a statement if desired and be available to answer questions.

Fees Paid to Independent Auditors

Audit fees. The aggregate fees and expenses billed to us in 2007 by Moss Adams LLP were $341,315 related to our annual audit of the Company's financial statements, review of Form 10-K, Forms 10-Q, S-1 filing, and out-of-pocket related costs. The aggregate fees and expenses billed to us in 2006 by Moss Adams LLP in connection with the audit of Company's 2006 financial statements and review of financial information including SEC filings was $119,441.

Audit related fees. The aggregate fees and expenses billed to us by Moss Adams LLP in 2007 and 2006 were $20,000 and $35,049, respectively, related to the audit of the KSOP & ESOP plan, the related Form S-8, 11-K filings, and various other related filings, accounting and auditing questions.

Tax fees. The aggregate fees and expenses billed to us by Moss Adams LLP in 2007 and 2006 were $13,076 and $12,030, respectively, related to the preparation of the tax return and related tax planning matters.

All other fees. The aggregate fees and expenses billed to us by Moss Adams LLP were $0 in 2007 and $0 in 2006.

We did not engage Moss Adams LLP to provide advice regarding financial information systems design and implementation during the fiscal year ended December 31, 2007 or 2006.

For the fiscal year 2007 and 2006, the Board considered and deemed the services provided by Moss Adams LLP compatible with maintaining the principal accountant's independence.

Pre-Approval Policies

All audit and non-audit services performed by Moss Adams LLP, and all audit services performed by other independent auditors, must be pre-approved by the Audit Committee. These services include, but are not limited to, the annual financial statement audit, audits of employee benefit plans, tax compliance assistance, and tax consulting. Moss Adams LLP may not perform any prohibited services as defined by the Sarbanes-Oxley Act of 2002, including, but not limited to, any bookkeeping or related services, information systems consulting, internal auditing outsourcing, legal services or any management or human resources function. The Audit Committee pre-approved each of the services provided by Moss Adams LLP during 2007.

OTHER MATTERS

The Company posts its annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and press releases on its investors relations page at www.venture-bank.com. These reports are posted as soon as reasonably practicable after they are electronically filed with the SEC. All SEC filings of the Company are also available free of charge at the SEC's website, www.sec.gov, or by calling the SEC at 1-800-SEC-0330. Written requests for the Annual Report to Shareholders, including the Form 10-K should be addressed to Leigh Baxter, Venture Financial Group, Inc., 1495 Wilmington Drive, P.O. Box 970, DuPont, Washington 98327.

The Board of Directors knows of no other matters to be brought before this Annual Meeting. However, if other matters should properly come before the meeting, it is the intention of the persons named in the Proxy to vote the Proxy in accordance with the recommendations of management on such matters.

Code of Business Conduct

The Company's Code of Business Conduct, which is a code of ethics applicable to management, is available on its website at www.venture-bank.com. The Company will immediately post any changes to its Code of Business Conduct on the website.

In accordance with the Audit Committee Charter, all complaints relating to accounting or audit matters may be anonymously and confidentially directed in writing to the Chair of the Audit Committee by mailing such information to the Shareholder Relations Department, which will forward the communication to the Committee Chair. Such matters should be marked as confidential.

Shareholder Communications

The Company does not have a formal, written policy prohibiting or permitting shareholder communications with the Board of Directors. Management is primarily responsible for communicating with investors, financial analysts, the media and the general public to address questions or concerns relating to operational matters, stock ownership and financial information. Specific corporate governance issues or other concerns may be directed to the attention of the Corporate Governance and Nominating Committee or one of our independent directors by mail, to the attention of Shareholder Relations.

Director Attendance at the Annual Meeting

The Company does not have a formal policy regarding director attendance at the annual meeting of shareholders. Directors are strongly encouraged to attend the meeting and we anticipate that all directors will attend this year's meeting. In 2007, eight of the nine directors attended the Annual Meeting.

Shareholder Proposals for the 2008 Annual Meeting

Shareholders interested in presenting a proposal for consideration at the annual meeting of shareholders in 2009 may do so by following the procedures prescribed in Rule 14a-8 under the Securities Exchange Act of 1934. To be eligible for inclusion in the proxy statement, shareholder proposals must be received by the Company no later than November 21, 2008. Additionally, if notice of a shareholder proposal is received after February 6, 2009, the persons named as proxies in the form of proxy will have discretionary authority to vote on the shareholder proposal.

By Order of the Board of Directors

Leigh A. Baxter
Secretary

DuPont, Washington
April 7, 2008

IMPORTANT: The prompt return of proxies will save VFG the expense of further requests for proxies, you are urged to SIGN AND RETURN THE ENCLOSED PROXY PROMPTLY. Any person giving a Proxy may revoke it prior to its exercise.

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Financial Centers

King County

KENT
10914 SE Kent Kangley Rd.
Kent, WA 98030
(253) 854-2900

DOWNTOWN REDMOND
15801 NE 85th Street
Redmond, WA 98052
(425) 881-8111

REDMOND TOWN CENTER
16301 NE 74th Street
Redmond, WA 98052
(425) 558-4856

WOODINVILLE
14111 NE Woodenville-Duvall Road
Woodinville, WA 98072
Anticipated opening May 2008

Pierce County

DOWNTOWN TACOMA
801 Pacific Avenue
Tacoma, WA 98402
(253) 272-4092

DUPONT
1495 Wilmington Dr.
DuPont, WA 98327
(888) 373-2265

EATONVILLE
121 Washington Ave. N.
Eatonville, WA 98328
(360) 832-7200

FIRCREST
1902 64th Ave. W.
Fircrest, WA 98466
(253) 564-3780

LAKEWOOD
9540 Bridgeport Way SW
Lakewood, WA 98499
(253) 284-2711

PIONEER WAY
7101 Stinson Avenue
Gig Harbor, WA 98335
(253) 853-5000

POINT FOSDICK
5101 Pt. Fosdick Drive
Gig Harbor, WA 98335
(253) 853-3500

SOUTH HILL
4627 South Meridian
Puyallup, WA 98373
(253) 534-3131

Thurston County

HAWKS PRAIRIE
8318 Quinault Drive
Lacey, WA 98503
(360) 413-5600

LACEY
721 College Street SE
Lacey, WA 98503
(360) 456-0880

DOWNTOWN OLYMPIA
223 SE 5th Avenue
Olympia, WA 98501
(360) 352-2500

WEST OLYMPIA
400 Cooper Point Rd. SW
Olympia, WA 98502
(360) 455-6000

TUMWATER
5210 Capitol Boulevard
Tumwater, WA 98501
(360) 754-6000

YELM
608 Yelm Avenue E.
Yelm, WA 98597
(360) 458-2265

Lewis County

CENTRALIA
1230 S Gold Street
Centralia, WA 98531
(360) 330-1500

Mortgage Services

721 College Street SE
Lacey, WA 98503
(360) 456-0880

10023 128th St E, Ste 1
Puyallup, WA 98373
(253) 770-9779

Venture Wealth Management

1495 Wilmington Dr.
DuPont, WA 98327
(888) 373-2265



venture
FINANCIAL GROUP

END